This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012, submitted on August 20, 2020, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EZGO Technologies Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands	3751	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164
Tel: + 86 51983683805
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[__________]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard I. Anslow, Esq. Richard Baumann, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300	Lawrence S. Venick, Esq. Loeb & Loeb LLP 21st Floor, CCB Tower 3 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111 Facsimile: +852-3923-1100

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company.     ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.     ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(3)		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Ordinary shares, par value US$1.00 per share	[*]	$	[*]	$	[*]	$	[*]
Ordinary shares underlying Underwriter Warrants (2)(4)	[*]	$	[*]		[*]		[*]
Total	[*]			$	[*]	$	[*]

(1)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions. Includes up to [*] ordinary shares, subject to the underwriter’s over-allotment option.

(2)	We have agreed to issue to the underwriter warrants to purchase the number of ordinary shares (the “Underwriter Warrants”) in the aggregate equal to [*] percent ([*]%) of the number of offered shares sold to investors introduced by the underwriter in the offering, divided by the public offering price per share in the offering. The warrants will be exercisable at any time, and from time to time within [*] ([*]) years from effective date of the Registration Statement, in whole or in part, but may not be transferred nor may the shares underlying the warrants be sold until [*] days from the effective date of this registration statement. The exercise price of the Underwriter Warrants is equal to [*]% of the public offering price per share in the offering. The Underwriter Warrants are exercisable, with a cashless provision, from the effective date of the offering for a period of [*] years from the issuance.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(4)	No separate registration fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated August 20, 2020

[●] Ordinary Shares

EZGO Technologies Ltd.

This is the initial public offering of our ordinary shares. We are offering [●] of our ordinary shares, par value $1.00 per share, on a firm commitment basis.  The estimated initial public offering price is between $[●] and $[●] per share. Currently, no public market exists for our ordinary shares.  We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “EZGO”. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

We are an “emerging growth company”, as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company Status.”

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriter’s discount and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	ViewTrade Securities, Inc (which we refer to herein as the Underwriter) will receive compensation in addition to the underwriting discount, as set forth in the section entitled “Underwriting” beginning on page 109 upon the closing of this offering. We have also agreed to reimburse Underwriter for certain expenses incurred by it. See “Underwriting” for additional information.

This offering is being conducted on a firm commitment basis. The Underwriter is obligated to take and pay for all of the shares if any such shares are taken. We have granted the Underwriter an option, exercisable in whole or in part, to purchase up to [●] additional ordinary shares from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the Underwriter exercises the option in full, the total underwriting discounts and commissions payable will be $[●], and the total proceeds to us, before expenses, will be $[●].

The Underwriter expects to deliver the ordinary shares to purchasers in the offering on or about [●], 2020.

VIEWTRADE SECURITIES, INC.

The date of this prospectus is [●].

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Until               , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors,” before deciding whether to buy our ordinary shares.

All references to “we,” “us,” “our,” or similar terms used in this prospectus refer to EZGO Technologies Ltd., a British Virgin Islands business company, including its consolidated subsidiaries and variable interest entity (“VIE”), unless the context otherwise indicates.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau.

“RMB” or “Renminbi” refers to the legal currency of China.

“$,” “US$” or “U.S. Dollars” refers to the legal currency of the United States.

“BVI” means British Virgin Islands.

“BVI Act” means the BVI Business Company Act, 2004 (as amended) of the British Virgin Islands.

“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares.

Our Business

We are a holding company with operating subsidiaries and a VIE, and with all of our operations and assets in China. Our vision is to build a leading short-distance transportation solutions provider in China. Leveraging our Internet of Things (“IoT”) product and service platform, we have preliminarily established a business model centered on the sale of electronic bicycles (“e-bicycles”) and battery and e-bicycle rentals, complemented by sale of battery packs, battery cell trading and our charging pile business. Currently, we (i) trade lithium cells; (ii) rent and sell lithium batteries; (iii) design, manufacture, rent and sell e-bicycles and e-tricycles; and (iv) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices. We trade lithium battery cells by securing sales contracts with downstream customers, purchasing from suppliers and reselling lithium cell products to such customers.

Our e-bicycles are models under the PRC Safety Technical Specification for Electric Bicycles (GB 17761-2018) (also referred to generally as the “New National Standards for Electric Bicycles” and referred to herein as the “New National Standards”) (“new standards e-bicycles”) and there are no domestic law and regulations related to urban e-tricycles. The models that do not comply with the New National Standards (“non-new standards e-bicycles”) are manufactured under the PRC National Standard General Specification for Electric Motorcycle and Electric Mopeds (GB/T24158-2018) (“General Specification Standard”), which came into effect on April 1, 2019. We do not produce any non-new standards e-bicycles. However, Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (“Changzhou Cenbird”), our related company, has the capability and qualification to manufacture non-new standards e-bicycles. The non-new standards e-bicycles can be legally used for a period of three to five years (depending on the regulations in each province) from the effective date of the General Specification Standard and we may legally sell or rent non-new standard e-bicycles.

To date, our business consists of rental service of lithium battery cells and e-bicycles, which accounted for approximately 74% and 83% of our total revenues for the years ended September 30, 2019 and 2018, respectively, and accounted for approximately 19% and 68% of our total revenues for the six months ended March 31, 2020 and 2019, respectively. In addition, lithium battery cell trading also brought us considerable revenue for the year ended September 30, 2019, which accounted for approximately 23% and nil of our total revenues for the years ended September 30, 2019 and 2018, respectively, and approximately nil and 31% of our total revenues for the six months ended March 31, 2020 and 2019, respectively. We also engaged in the business of battery packs sales, which accounted for approximately 1% and 17% of our total revenues for the years ended September 30, 2019 and 2018, respectively, and approximately 20% and 1% of our total revenues for the six months ended March 31, 2020 and 2019, respectively. The revenue from e-bicycles sales accounted for approximately 61% and nil of our total revenues for the six months ended March 31, 2020 and 2019, respectively. For the year ended September 30, 2019 and six months ended March 31, 2020, as our self-developed smart charging piles for e-bicycles and other electronic devices have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of our total revenues.

We are committed to providing cost-effective and convenient solutions for short distance travelers through the design, manufacture, rental and sale of high-quality e-bicycles, with high endurance lithium batteries, to meet different levels of consumer demand, and through the operation of smart charging piles in communities. We also plan to launch our online 4S (which stands for Sale, Spare-part supply, after-sale Service and Survey) services to enhance our sales capacity by combining our online sales portals and offline service and support channels.

In the next five years (between 2021 and 2025), we hope to transform ourselves into a comprehensive e-bicycle provider with market share of at least 1% in the e-bicycle industry in China. Over that time period, we plan to build our sales and services network in the Beijing-Tianjin-Hebei urban agglomeration area, the Yangtze River Delta metropolitan area, the Zhujiang River Delta metropolitan area and other inland central cities, such as Chengdu, Xi’an and Zhengzhou, and to deploy 50,000 smart charging piles. We hope to achieve these goals by leveraging our manufacturing experience, our expanded product portfolio, our power battery resources and IoT technology. We also plan to expand our e-bicycle market overseas, including the United States, Brazil, Southeast Asian countries and Europe, through cooperation arrangements with local agents should the opportunities arise.

Summary of Risks Affecting Our Company

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors”, which you should read in its entirety.

●	We may incur losses in the future.

●	We are an early stage company of e-bicycle products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

●	If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

●	Our current corporate structure and business operations may be affected by the newly enacted PRC Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

●	We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

●	Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

●	There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

●	Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Contractual Arrangements and Corporate Structure

We were incorporated in the BVI on January 24, 2019. Our wholly owned subsidiary, Hong Kong JKC Group Co., Limited (“JKC HK”), was incorporated in Hong Kong on February 13, 2019. JKC HK, in turn, holds all the capital stock of Changzhou Jiekai New Energy Technology Company (“WFOE” or “Changzhou Jiekai”), which was incorporated in China on June 12, 2019. WFOE controls Jiangsu Baozhe Electric Technologies, Co., Ltd. (“Jiangsu Baozhe”) through a series of contractual arrangements (the “VIE Agreements”). See “– Contractual Arrangements with Jiangsu Baozhe and Its Shareholders.” We conduct our business in the PRC primarily through Jiangsu Baozhe and its subsidiaries, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao Power Battery”), Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd (“Jiangsu Cenbird”), Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying IoT”), and Tianjin Dilang Technologies Co., Ltd (“Tianjin Dilang”), since  we obtained control over Jiangsu Baozhe in November 2019.

The diagram below shows our corporate structure as of the date of this prospectus:

EZGO Technologies Ltd.
(British Virgin Islands)
100%
Hong Kong JKC Group Co., Limited
(Hong Kong)
100%
Outside PRC
Inside PRC
Changzhou Jiekai New Energy Technology Co., Ltd
VIE
Jiangsu Baozhe Electric Technologies Co., Ltd
80.87%
100%
51%
Changzhou Hengmao Power Battery Technology Co., Ltd
Changzhou Yizhiying IoT Technologies Co., Ltd
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd
80%
Tianjin Dilang Technologies Co., Ltd

Contractual Arrangements with Jiangsu Baozhe and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in Jiangsu Baozhe. Instead, we control and receive the economic benefits of Jiangsu Baozhe’s business operations through the VIE Agreements. WFOE, Jiangsu Baozhe and its shareholders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holder of Jiangsu Baozhe, including absolute control rights and the rights in the assets, property and revenue of Jiangsu Baozhe, to (i) exercise effective control over Jiangsu Baozhe, (ii) receive substantially all of the economic benefits of Jiangsu Baozhe, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of Jiangsu Baozhe when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements with Jiangsu Baozhe, we are regarded as the primary beneficiary of Jiangsu Baozhe, and we treat Jiangsu Baozhe as our consolidated VIE under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of Jiangsu Baozhe and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. See “Corporate Structure.”

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify  as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015) (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices in China are located at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu Province. Our telephone number at this address is +86 51983683805. Our registered agent in the BVI is Tricor Services (BVI) Limited, 2nd Floor Palm Grove House, Wickhams Cay P.O. Box 3340, Road Town Tortola, British Virgin Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices.

Our principal website is www.ezgotech.com.cn. The information contained on this website is not a part of this prospectus.

Conventions that Apply to this Prospectus

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the Underwriter or any of our affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside China.

We use U.S. dollars as the reporting currency in our consolidated financial statements and in this prospectus. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the applicable balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rates for the applicable period. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by the related translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB 7.0729 to $1.00, the exchange rate set forth in the central parity of RMB against the U.S. dollar by the People’s Bank of China on September 30, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The Offering

Shares being offered:	ordinary shares (or ordinary shares if the underwriter exercise its over-allotment option in full) on a firm commitment basis.

Initial offering price:	$ per share.

Number of ordinary shares outstanding before the offering:	50,000 of our ordinary shares are outstanding as of the date of this prospectus.

Number of ordinary shares outstanding after the offering:	of ordinary shares (or ordinary shares if the underwriter exercise its over-allotment option in full).

Underwriter over-allotment option:	We have granted the underwriter an option for a period of up to 45 days to purchase up to additional ordinary shares.

Use of proceeds:

We plan to use the net proceeds of this offering as follows:

●     approximately 20% for marketing and promotion of our brand and products, including expanding our business globally, in the first two years after the completion of this offering;

●     approximately 15% for purchasing high-quality charging piles and e-bicycles for our rental business;

●     approximately 20% for research and development activities for our new products and technology, including building experimental workshops for the testing of new models, new technologies and new applications;

●     approximately 15% for acquiring new and advanced production facilities and equipment for the production of our e-bicycles, and for improving the environmental impacts of our facilities; and

●     approximately 30% for general administration and working capital.

See “Use of Proceeds.”

Lock-up:	We, all of our directors and officers and certain shareholders have agreed with the underwriter not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of twelve (12) months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing:	We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market, or Nasdaq. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

Proposed Nasdaq symbol:	EZGO

Risk factors:	Investing in our ordinary shares is highly speculative and involves a significant degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section.

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We may incur losses in the future.

We had a net income of approximately $2.19 million and $0.63 million for the fiscal year ended September 30, 2019 and 2018, respectively, and a net loss of approximately $0.59 million for the six months ended June 30, 2020. Despite generating net income in the last two fiscal years, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

We are an early stage company of e-bicycle products and charging piles with a limited operating history. Our limited operating history in the industry may not provide an adequate basis to judge our future prospects and results of operations for this segment, and may increase the risk of your investment.

We launched our business in 2014 and started focusing on the current business in August 2019. Our limited history may not provide a meaningful basis for investors to evaluate our business, financial performance and prospects of our business. Potential customers may not be familiar with our market and may have difficulty distinguishing our products and services from those of our competitors. Convincing potential new customers of the value of our products and services is critical to increasing the volume of sales facilitated through our website and to the success of our business. If we fail to educate potential customers about the value of our products and services, if the market for our services does not develop as we expect, or if we fail to address the needs of our target market in China or elsewhere, our business and results of operations will be harmed.

If we fail to develop and introduce new models of e-bicycle products in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenues may be materially and adversely affected.

Recently, our primary focus has been shifting to new models of e-bicycle products. As a new player in the e-bicycle industry, we face intense competition from current industry leaders. The introduction of new products is subject to risks and uncertainties. Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new products. Moreover, we cannot assure you that any of these new products will match the quality or popularity of those developed by our competitors, and achieve widespread market acceptance or generate the desired level of income for our customers.

Meanwhile, offering new products requires us to make investments in research and development, recruit and train additional qualified workers, and increase marketing efforts. In addition, some manufactures, including the large companies in this industry, like Aima and Yadea, have developed low-end and low-cost models which are sold at approximate RMB 1,000 per vehicle (without battery). Since most of the e-bicycle users are low-income workers, we may encounter difficulties with the creation of the new products and in offering new products, we may face new risks and challenges that we are not familiar with. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified workers to develop the new products. If we are unable to offer new products in a timely and cost-effective manner, our results of operations and financial condition could be adversely affected.

If we fail to adopt new technologies or adapt our e-bicycles to changing customer requirements or the industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-bicycles. The production cycle of e-bicycles from research and development stage to implementation stage takes significant time. The changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and products obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and new industry standards and practices in a cost-effective and timely way. The development of e-bicycles or other proprietary technology entails significant technical and business risks. We may not be able to use new technologies effectively or adapt our projects and proprietary technologies to meet customer requirements or new industry standards. If we are unable to adapt in a cost-effective and timely manner a response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers and third-party suppliers. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We may not be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our marketing strategy of appealing to and growing sales to a more diversified group of users may not be successful.

Our marketing is aimed at reinforcing customer perceptions of our brand as a premium e-bicycles brand and leasing service provider. We aim to provide users with a good user experience, including by providing our users with access to a full suite of services conveniently through our online website and services stores. We cannot assure you that our services or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.

To grow the business over the long term, we must be successful in selling products and services and promoting our brand experience to a broader and more users. We must also execute our diversification strategy without adversely impacting the strength of the brand with core users. Failure to successfully drive demand for our e-bicycles may have a material adverse effect on our business and results of operations.

We face intense competition in the battery and e-bicycle rental market and the charging pile market, and if we fail to compete effectively, we may lose market share and customers.

As a battery and e-bicycle rental provider, we face competition from companies nationwide, such as China Tieta Company and Shenzhen Immotor Technology Co., Ltd. Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services.

In addition, new and enhanced technologies may increase the competition in the charging pile industry. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our products and services may experience quality problems from time to time, which could result in decreased sales, adversely affect our results of operations and harm our reputation.

Our products and services may contain design and manufacturing defects. There can be no assurance that we will be able to detect and fix all defects in the products and services we offer. Failure to do so could result in lost in revenue, significant warranty and other expenses and harm to our reputation.

Additionally, we source and purchase key components in our operations and production of e-bicycles from third-party and related party suppliers, such as tires, motors and controllers. Currently, we purchase most of the e-bicycles and components for Jiangsu Cenbird from a related party. We cannot assure you that the quality and functions of these key components supplied by suppliers will be consistent with and maintained at our high standard. Any defects or quality issues in these key components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our e-bicycles and hence compromise our brand image and results of operations.

We may be subject to product liability claims if people or properties are harmed by our products.

We are subject to product liability claims for our products sold or rented through online and offline channels. As a result, sales and/or rentals of such products on our platform could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third-parties subject to such injury or damage may bring claims or legal proceedings against us as retailer, and manufacturer and lessor of the products.

Our products are subject to safety and other standards and failure to satisfy such mandated standards would have a material adverse effect on our business and operating results.

All e-bicycles must comply with the safety and other standards of the market where the e-bicycles are sold. In China, e-bicycles must meet or exceed all mandated safety and other standards, including national and local standards. Under these standards, the Company is required to conduct rigorous testing and use approved materials and equipment. In April 15, 2019, the State Administration for Market Regulatory and the National Standardization Administration of China jointly promulgated the Regulation on Safety Technical Specification for Electric Bicycles and announced the new standard GB11761-2018 was effective, or the National New Standard, replacing the old standard GB17761-1999. Although we follow the regulatory  requirements and have obtained the 3C certificates issued by Certification Center of Light Industry Council, our new models e-bicycles may fail to meet the National New Standard.

In addition, our batteries must comply with the national standard GB/T 36972-2018 Lithium Batteries for Electric Bicycles, which was officially released on December 28, 2018 and implemented on July 1, 2019. Lithium batteries that do not meet standard may be returned by customers, harm our reputation and subject us to additional regulatory actions. While there is no national standard for charging pile, if  the customers are not satisfied with our products, the products may be returned. This could harm our relationship with our business partners and reputation in the industry. Any of these occurrences could have a material adverse effect on our operations and financial results.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including bank transfers, online payments with debit cards issued by banks in China, and payment through third-party online payment platforms such as Alipay and WeChat Pay. We may be subject to fraud and other illegal activities in connection with the various payment methods we accept, including online payment. In addition, we are subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We are dependent upon our core customers for substantial portions of the sale and rental of our e-bicycles and batteries. Any interruption in our relationship with our core customers could materially and adversely affect our growth and financial condition.

We have relied on our three important customers in trading sales of lithium battery cells, including Shanghai Yutu Industry Co., Ltd, Shanghai Jialongtai Industry Co., Ltd, and Jiangyin Zhuoao International Trading Co., Ltd, each accounted for approximately 49%, 37% and 14%, respectively, of our trading sales of lithium battery cells for the year ended September 30, 2019 and we had no trading business in the same period of 2018. For the six months ended June 30, 2020, we have no trading revenue. For the six months ended March 31, 2019, the sales revenue of Shanghai Yutu Industry Co., Ltd. and Shanghai Jialongtai Industry Co., Ltd. accounted for approximately 57% and 43%, respectively, of our total trading sales revenue of lithium battery cells. Any disputes with our business partners could have a material adverse effect on our business and results of operations.

We have relied on our two important customers in e-bicycles sales business, including Beijing 70 Generation Co., Ltd. and Jiangsu Piaggio Motorcycle Sales Co., Ltd., each accounted for approximately 39.3% and 14.4% of our e-bicycles sales revenue for the six months ended March 31, 2020, respectively, and we had no such business in the same period of 2019.

In addition, our lithium battery and e-bicycle rental business mainly serves couriers, meal deliverymen, students, business travelers and tourists. We had three significant individual sublease agents, Mr. Guoqing Zhu, Mr. Liwu Zhong, and Mr. Zewu Zhao, who accounted for 30.3%, 22.7% and 12%, respectively, of our rental business revenues for the year ended September 30, 2019 and 29.7%, 47.2% and 6.2%, respectively, of our rental business revenues for the year ended September 30, 2018. We had three important individual sublease agents, Mr. Guoqing Zhu, Mr. Zewu Zhao, and Ms. Xiaoying Zheng, who accounted for approximately 26.7%, 16.2%, and 9.6%, respectively, of our rental business revenues for the six months ended March 31, 2020, and accounted for approximately 28.0%, 9.6% and 23.1%, respectively, of our rental business revenues for the six months ended March 31, 2019. Although we plan to develop partnerships with other customers, we anticipate that our reliance on existing customers will continue in the near future.

Our success depends on our ability to retain our core management team and other key personnel.

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. If any of our directors or any members of our senior management were to terminate their service or employment, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects. Additionally, we rely on our research and development personnel for product development and technology innovation. If any of our key research and development personnel were to leave us, we cannot assure you that we can secure equally competent research and development personnel in a timely manner, or at all.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience growth, we believe our success depends on the efforts and talents of our employees, including management team and financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve customers could diminish, resulting in a material adverse effect on our business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees, partners and others, to protect our proprietary rights. As of the date of this prospectus, we have obtained 10 registered patents from the PRC related to technologies used in our battery cell manufacturing, battery packing and 2-stroke permanent magnet engines and motors as well as e-bicycle manufacturing. We have also registered 6 trademarks with the China Trademark Office and have right to use on registered “Cenbird” trademark, and 11 copyright registrations with the PRC. See “Business – Intellectual Property.”

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively.

As of the date of this prospectus, 2020, we owned 10 registered patents relating to various aspects of our operations. The rights granted under any issued patents, however, may not provide us with proprietary protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing. Numerous patents owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Any failure in extending our existing patents, or if our patent rights were to be contested, circumvented, invalidated or limited in scope could materially and adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Holders of patents purportedly relating to some aspect of our products or business, if any such holders exist, may seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and PRC courts or regulatory authorities may not agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Infringement of our intellectual property rights or successful licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economies.

Because our sales may depend on customers’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective customers’ spending priorities. We cannot assure you that e-bicycles’ spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for e-bicycles, which could materially and adversely affect our financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We have identified material weaknesses  and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures. We plan to implement a number of measures to address the material weaknesses upon consummation of our initial public offering, including but not limited to, engaging experienced accounting staff to assist us in establishing appropriate policies and procedures in accordance with U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2021.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operation consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, host and manage our services, store data and process transactions. Any material disruption or slowdown of our systems or those of third parties whom we depend upon could cause outages or delays in our services, particularly in the form of interruption of services delivered by our website, which could harm our brand and adversely affect our operating results. If changes in technology cause our information technology systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users, and our business and operating results could be adversely affected.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We are exposed to various risks associated with our business and operations, and we have limited liability insurance coverage. A successful liability claim against us due to injuries or damages suffered by our users could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial costs to us and a diversion of our resources.

We are subject to a variety of costs and risks due to our continued expansion internationally that may not be successful and could adversely affect our profitability and operating results.

Our e-bicycles are manufactured for sales and distribution only in China. However, Changzhou Cenbird, our related party, distributes its products overseas. It is expected we will gradually expand into foreign markets with the cooperation with Changzhou Cenbird. International expansion represents a large opportunity to further grow our business and enhance our competitive position, and is one of our core strategies.

We may enter into new geographic markets where we have limited or no experience in marketing, selling, and localizing and deploying our e-bicycles. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. International sales and operations may be subject to risks such as:

●	limited brand recognition (compared with our home market in China);

●	costs associated with establishing new distribution networks;

●	difficulty to find qualified partners for overseas distribution;

●	inability to anticipate foreign consumers’ preferences and customs;

●	difficulties in staffing and managing foreign operations;

●	burdens of complying with a wide variety of local laws and regulations, including personal data protection, battery, motor, packaging and labelling;

●	political and economic instability;

●	trade restrictions;

●	lesser degrees of intellectual property protection;

●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and

●	a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our e-bicycles in certain markets.

If relations between the United States and China worsen, our business and operating results may be adversely impacted.

The U.S. government has recently made statements and taken certain actions that may lead to significant changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our major focus, if we increase the selling of our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

We rely substantially on external suppliers and third-party delivery service providers for our e-bicycles, charging piles and batteries.

We purchase certain key components and raw material, including tires, motors, headlight, panel frame and controllers, from external suppliers for use in our production of e-bicycles on a purchase order basis. We also rely on external suppliers to manufacture the charging piles and supply batteries or components of our batteries. The continuous and stable supply of these components, raw materials and products that meet our standards is crucial to our operations and production. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source key components and raw materials we use in our e-bicycles on a stable basis and at a reasonable price or at all. For example, our suppliers may increase the prices for the components or materials we purchase and/or experience disruptions in their production of the components or materials. In addition, natural disasters or pandemics, such as the COVID-19 breakout, interrupted numerous supply chains in China, for companies operating in China as well as for international companies.

We also rely on third party delivery companies to delivery products sold on our online shops. Interacting with and coordinating the activities of a number of delivery companies are complicated and any major interruptions to or failures in these third-parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

We incur significant costs related to procuring components and raw materials and delivery services. The prices for the components and raw materials fluctuate depending on factors beyond our control including market conditions and demand for these components and materials. Substantial increases in the prices for the components or raw materials we use in producing our e-bicycle or any interruptions of delivery services would increase our costs and reduce our margins.

The outbreak of the recent COVID-19 in the PRC may materially and adversely affect our business, financial condition and results of operations.

Since December 2019, there has been an outbreak of a highly contagious respiratory disease COVID-19 which first reported in Wuhan City, Hubei Province, the PRC and continues to spread within the PRC and globally (the “Outbreak”). As a result of the Outbreak, factories in the certain cities were required by the relevant PRC authority to postpone their resumption of operations indefinitely.

Following the Outbreak, countries have implemented travel restrictions and/or mandatory quarantine measures on, among others, travelers coming from the PRC. Also, up to the date of this prospectus, certain cities in the PRC have been subject to travel restrictions by the relevant PRC authority to contain the Outbreak. If the implementation of travel restrictions prolonged or if certain cities where our factories and our major customers are located are being restricted to certain activities due to the Outbreak, there may be a decrease in or cancellation of purchase orders or delay in payments from our customers. In addition, if any of our employees is contracted with COVID-19, the relevant PRC authority would require our employees to be quarantined and/or our production facilities to be disinfected, which could disrupt our business operation and render us unable to deliver our products in a timely manner, or at all. As our existing inventories may not be sufficient to fulfill the accepted sales orders, this may lead to termination of orders from our customers. The Outbreak could, in extreme circumstances, lead to the forced suspension or closure of our factories and/or our major customers as an attempt to contain the Outbreak. The continuing spread and prolonged occurrence of COVID-19 could have an adverse effect on the overall economy in the PRC and worldwide. If the Outbreak is not alleviated in the foreseeable future, our business, financial condition and results of operations may be materially and adversely affected.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 “coronavirus”, H5N1 “avian flu,” or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation S-X and Regulation S-K following our business combination. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Risks Related to Our Corporate Structure

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Corporate Structure – Contractual Arrangements between Jiangsu Baozhe and Its Shareholders.” All of our revenue is attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “– Risks Related to Doing Business in China – Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Corporate Structure – Contractual Arrangements with Jiangsu Baozhe and Its Shareholders” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “– Risks Related to Doing Business in China – Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under the United States federal securities laws.

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the BVI, which provide that directors have a duty of care and a duty to act honestly in good faith with a view to our best interests. However, the legal frameworks of both China and BVI do not provide guidelines on resolving conflicts with other corporate governance regimes. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Because we are a business company incorporated in the BVI, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise (“FIE”). Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Corporate Structure – Contractual Arrangements with Jiangsu Baozhe and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, DeHeng Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce (“MOFCOM”) or the MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;

●	shutting down our services;

●	discontinuing or restricting our operations in China;

●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and contractual arrangements;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE or its subsidiaries. See “Corporate Structure – Contractual Arrangements with Jiangsu Baozhe and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds substantially all of our assets. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

Our PRC subsidiary is subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet retailers.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:

●	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users and we are in the process of applying for the valued-added telecommunications business operating license for electronic data interchange business, or the EDI License. It is uncertain if our PRC subsidiary will be required to obtain a separate valued-added telecommunications business operating license for Internet content provision, or the ICP License in addition to the EDI License. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

●	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Currently all of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. Some of the governmental measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Restrictions on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, such as loans we may secure from our onshore subsidiaries. Currently, our PRC subsidiaries, a foreign invested enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange (“SAFE’) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operation;

●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

●	investments in targets that are not related to onshore parent’s main business; and

●	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, and we cannot predict how these regulations will affect our business operations or future strategy. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. This may have a material adverse effect on our business, financial condition and results of operations.

According to Circular 37 and Circular 13, our shareholders or beneficial owners who are PRC residents are subject to Circular 37 or other foreign exchange administrative regulations in respect of their investment in our company. To the best of our knowledge, our PRC resident shareholders who directly or indirectly hold shares in our BVI holding company and who are known to us have completed the application for foreign exchange registrations for their foreign investment in our company in accordance with Circular 37 and Circular 13. We have taken steps to notify significant beneficial owners of ordinary shares whom we know are PRC residents of their filing obligations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a company incorporated in the BVI structured as a holding company conducting our operations in China through our PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of this offering, we may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiary. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under the PRC EIT Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.

Under the PRC EIT Law, that became effective in January 2008 and was amended in February 2017 and December 2018, as well as its implementing rules, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we, as a company incorporated in the BVI, meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

There are significant uncertainties under the PRC EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Changzhou Jiekai is wholly owned by JKC HK. Accordingly, JKC HK may qualify for a 5% tax rate in respect of distributions from Changzhou Jiekai. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 (“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from WFOE.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Law on Enterprise Income Tax, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Law on Enterprise Income Tax, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

There has been very limited application of SAT Bulletin 7 and SAT Bulletin 37 because these regulations were newly issued and came into force in February 2015 and in December 2017 respectively. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a company incorporated in the BVI structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of March 2020, the value of the Renminbi depreciated by approximately 3.23% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the Renminbi against the U.S. dollar.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, DeHeng Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

●	Jiangsu Baozhe was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the BVI, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Risks Related to this Offering and Ownership of Our Ordinary Shares

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on Nasdaq under the symbol “EZGO.” If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially and adversely affected. Negotiations with the underwriter determine the initial public offering price for our ordinary shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ordinary shares will develop or that the market price of our ordinary shares will not decline below the initial public offering price.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We have applied to have our ordinary shares listed on Nasdaq on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq; however, we will not complete this offering unless we are so listed. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements after our initial public offering, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our share price would generally be required to be at least $4.00 per share, our shareholders’ equity would generally be required to be at least $5.0 million and we would be required to have a minimum of 300 round lot holders of our securities (with at least 50% of such round lot holders holding securities with a market value of at least $2,500). We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our ordinary shares will be listed on Nasdaq, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

The market price for our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers, or our industry;

●	regulatory uncertainties with regard to our VIE arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

●	sales or perceived potential sales of additional ordinary shares.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise through future offerings of our ordinary shares. An aggregate of [        ] shares were outstanding before the consummation of this offering and             shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

You will experience immediate and substantial dilution.

The initial public offering price of our shares is expected to be substantially higher than the pro forma net tangible book value per share of our ordinary shares. Assuming the completion of the offering, if you purchase shares in this offering, you will incur immediate dilution of approximately         or approximately           % in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a business company incorporated in the BVI that is expected to be listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. In addition, we will be able to follow our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and acquisitions of the stock or assets of another company. Currently, we do not plan to rely on the home country practice with respect to either, the examples cited in the “Prospectus Summary - Foreign Private Issuer Status”, this risk factor or any other matter of our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Our management has a certain level of discretion over use of proceeds of this offering.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. Specifically, we intend to use the net proceeds from this offering to upgrade manufacturing facility and equipment and for working capital and general corporate purposes. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have significant discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

We are a BVI company and, because judicial precedent regarding the rights of shareholders is more limited under BVI law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association as amended and restated from time to time, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as that from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We are a foreign private issuer and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Upon consummation of this offering, we will report under the Securities Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on March 31, 2021. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of this offering;

●	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ordinary shares to significant adverse United States income tax consequences.

A non-United States corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles. Furthermore, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis that depends upon the composition of our assets and income, no assurance can be given that we are not or will not become classified as a PFIC. If we were to be or become classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on the ordinary shares to the extent such gain or distributions is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ordinary shares if we are or become classified as a PFIC. For more information, see “Taxation—United States Federal Income Taxation.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a company incorporated under the laws of the BVI. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our post-offering memorandum and articles of association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in BVI law for derivative actions to be brought in certain circumstances, shareholders in BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The BVI courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; and

●	to impose liabilities against us, in original actions brought in the BVI, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	The judgement is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court;

●	recognition or enforcement of the judgment would not be contrary to public policy in the BVI; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our board of directors, management or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of certain differences between the provisions of the BVI Act, remedies available to shareholders and the laws applicable to companies incorporated in the United States and their shareholders, see “Enforceability of Civil Liabilities” and “Description of Securities.”

Judgments obtained against us by our shareholders may not be enforceable.

We are a BVI company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, certain of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in China or British Virgin Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the British Virgin Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such British Virgin Islands or China courts would hear original actions brought in the British Virgin Islands or China against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

Provisions in our post-offering memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our shares and could entrench management.

Our post-offering memorandum and articles of association will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;

●	our expectations regarding demand for and market acceptance of our brand and platforms;

●	our future business development, results of operations and financial condition;

●	our ability to maintain and improve infrastructure necessary to operate our platforms;

●	competition in the car accessory and online retail industry in China;

●	the expected growth of, and trends in, the markets for our products and services in China;

●	government policies and regulations relating to our corporate structure, business and industry;

●	our expectation regarding the use of proceeds from this offering;

●	our ability to comply with the continued listing standards on the exchange or trading market on which our ordinary shares is listed for trading;

●	general economic and business condition in China and elsewhere; and

●	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

After deducting the estimated underwriter’s discount and offering expenses payable by us, we expect to receive net proceeds of approximately $                 (or $              in the aggregate if the underwriter exercise its over-allotment option in full) from this offering. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows, after we complete the remittance process:

●	approximately 20% for marketing and promotion of our brand and products, including expanding our business globally, in the first two years after the completion of this offering;

●	approximately 15% for purchasing high-quality charging piles and e-bicycles for our rental business;

●	approximately 20% for research and development expenses for our new products and technology, including building experimental workshops for the testing of new models, new technologies and new applications;

●	approximately 15% for acquiring new and advanced production facilities and equipment for the production of our e-bicycles, and for improving the environmental impacts of our facilities; and

●	approximately 30% for general administration and working capital.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein. Pending remitting the offering proceeds to China, we intend to invest our net proceeds in short-term, interest bearing, and investment-grade obligations.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the satisfaction of applicable government registration and approval requirements. We may extend inter-company loans to our subsidiary in China or make additional capital contributions to our PRC subsidiary to fund their capital expenditures or working capital. For an increase of registered capital of our PRC subsidiaries, we need to file at the PRC Ministry of Commerce (“MOFCOM”) or its local counterparts. If we provide funding to our PRC subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital or twice of their net worth. Such loans must be registered with the PRC SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

CAPITALIZATION

The following tables set forth our capitalization as of March 31, 2020:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the issuance and sale of shares at an assumed initial public offering price of $ per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2020
	Actual	As Adjusted
	(in US$)
Equity:
Ordinary shares, $1.00 par value, 50,000 shares authorized, 50,000 ordinary shares outstanding on an actual basis; and outstanding on an as adjusted basis	50,000
Subscription receivable	(50,000)
Receivables from a shareholder	(4,542,689)
Additional paid-in capital	12,078,058
Statutory reserve	187,973
Accumulated other comprehensive loss	(889,605)
Retained earnings	966,623
Non-controlling interest	3,944,153
Total equity	11,744,513

Total capitalization	11,744,513

DILUTION

If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of March 31, 2020 was $11,522,355, or $230.45 per share based upon 50,000 ordinary shares outstanding. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less deferred tax assets.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering.  After giving effect to the sale of the               shares being sold pursuant to this offering at the midpoint of our offering price range of $              per share and after deducting underwriter’s discount and commission payable by us in the amount of $               , non-accountable expenses of $               payable to the underwriter and estimated offering expenses in the amount of $              , our pro forma net tangible book value would be approximately $              , or $              per share of ordinary shares. This represents an immediate increase in net tangible book value of $               per share to existing shareholders and an immediate decrease in net tangible book value of $               per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of March 31, 2020
Public offering price per ordinary share
Net tangible book value per share as of March 31, 2020	$230.45
Increase in net tangible book value per share attributable to existing shareholders
Pro forma net tangible book value per share after this offering
Dilution per share to new investors

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriter’s over-allotment option is exercised.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $        , and increase the value per share to new investors by approximately $        , after deducting the underwriter’s discount and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of March 31, 2020, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriter’s discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $         per ordinary share:

	Shares Purchased			Total Cash Consideration				Average Price Per
	Number	Percent		Amount		Percent		Share
Existing shareholders	50,000		%		$7,535,369		%	$150.71
New investors from public offering			%	$			%	$
Total			%	$			%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system; and

●	the absence of exchange control or currency restrictions; and the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to, the following:

●	the British Virgin Islands has a less exhaustive body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

The courts of the British Virgin Islands will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that the U.S. judgment, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgement is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The British Virgin Islands courts are unlikely:

●	to recognize or enforce against the Company, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

●	to impose liabilities against the Company, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our current operations are conducted in the PRC, and all of our assets are located in the PRC. A majority of our current directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Deheng Law Office, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by DeHeng Law Offices that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or BVI courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. DeHeng Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands.

Anti-money laundering

In order comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

CORPORATE STRUCTURE

We were incorporated in the BVI on January 24, 2019. Our wholly owned subsidiary, JKC HK, was incorporated in Hong Kong on February 13, 2019. JKC HK, in turn, holds all the capital stock of Changzhou Jiekai, which was incorporated in China on June 12, 2019. WFOE controls Jiangsu Baozhe through the VIE Agreements. See “– Contractual Arrangements with Jiangsu Baozhe and Its Shareholders.” We conduct our business in the PRC primarily though Jiangsu Baozhe and its subsidiaries, Hengmao Power Battery, Jiangsu Cenbird, Yizhiying IoT, and Tianjin Dilang, since we obtained control over Jiangsu Baozhe in November 2019.

Our principal executive offices are located at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164, and our phone number is + 86 51983683805. We maintain a corporate website at www.ezgotech.com.cn. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

The diagram below shows our corporate structure as of the date of this prospectus:

Contractual Arrangements with Jiangsu Baozhe and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, neither we nor our subsidiaries own any equity interest in Jiangsu Baozhe. Instead, we control and receive the economic benefits of Jiangsu Baozhe’s business operations through the VIE Agreements. WFOE, Jiangsu Baozhe and its equity holders entered into the VIE Agreements on November 8, 2019. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holder of Jiangsu Baozhe, including absolute control rights and the rights in the assets, property and revenue of Jiangsu Baozhe, to (i) exercise effective control over Jiangsu Baozhe, (ii) receive substantially all of the economic benefits of Jiangsu Baozhe, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of Jiangsu Baozhe when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements with Jiangsu Baozhe, we are regarded as the primary beneficiary of Jiangsu Baozhe, and we treat Jiangsu Baozhe as our consolidated VIE under U.S. GAAP, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have a controlling financial interest in, and thus are the primary beneficiary of, that entity. We have consolidated the financial results of Jiangsu Baozhe and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Each of the VIE Agreements is described in detail below:

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between WFOE and Jiangsu Baozhe, Jiangsu Baozhe agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu Baozhe’s business scope and decided by WFOE from time to time as necessary. Jiangsu Baozhe shall pay to WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the after-tax profit after the deficit of the prior fiscal year is covered and the statutory common reserve is extracted. WFOE exclusively owns any intellectual property arising from the performance of the Exclusive Management Consulting and Technical Service Agreement. The Exclusive Management Consulting and Technical Service Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The Exclusive Management Consulting and Technical Service Agreement shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu Baozhe’s business term expires, unless otherwise notified by WFOE in writing. During the term of the Exclusive Management Consulting and Technical Service Agreement, Jiangsu Baozhe may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu Baozhe at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, the equity holders of Jiangsu Baozhe have pledged the 100% equity interests in Jiangsu Baozhe to WFOE to guarantee performance of all of his or her obligations under the Exclusive Management Consulting and Technical Service Agreement, the Loan Agreement, the Exclusive Call Option Agreement and the Proxy Agreement. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu Baozhe and all its equity holders have completed the registration of the equity pledge with the relevant office of State Administration of market supervision (“SAMR”) in accordance with the PRC Property Rights Law.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, each of the equity holders of Jiangsu Baozhe has irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Jiangsu Baozhe from its equity holders. The equity holders of Jiangsu Baozhe agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu Baozhe or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu Baozhe regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The exclusive call option agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and each of equity holders of Jiangsu Baozhe, each of the equity holders irrevocably authorizes WFOE to exercise his or her rights as an equity holder of Jiangsu Baozhe, including the right to attend equity holders meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of the Proxy Agreement, Jiangsu Baozhe and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, WFOE agrees to provide Jiangsu Baozhe with loans of different amounts at an annual interest rate of 24% according to Jiangsu Baozhe’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu Baozhe shall not prepay without the written consent of WFOE while in case of certain circumstances, Jiangsu Baozhe must repay the loan in advance upon WFOE’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu Baozhe have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu Baozhe held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Through the current contractual arrangements, we established a contractual relationship with all equity holders of Jiangsu Baozhe. Pursuant to these agreements, all equity holders of Jiangsu Baozhe irrevocably authorized WFOE to exercise voting rights and all other rights as the equity holder and pledged all of his or her equity interests in Jiangsu Baozhe to WFOE as collateral to secure performance of all of his or her obligations under these agreements. However, the equity holders of Jiangsu Baozhe may have potential conflicts of interest with us and may breach, or cause Jiangsu Baozhe to breach, or refuse to renew, the existing contractual arrangements we have with them and Jiangsu Baozhe. Any failure by Jiangsu Baozhe or equity holders of Jiangsu Baozhe to perform his or her obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition. See “Risk Factors — Risks Related to Doing Business in China —The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

In the opinion of DeHeng Law Offices, our PRC counsel:

●	the ownership structure of Jiangsu Baozhe and WFOE in China, currently and immediately after this offering, does not violate any applicable PRC laws or regulations currently in effect; and

●	the contractual arrangements among WFOE, Jiangsu Baozhe and Jiangsu Baozhe’s shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and, both currently and immediately after this offering, do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of income data for the years ended September 30, 2019 and 2018, selected consolidated balance sheets data as of September 30, 2019 and 2018 and selected consolidated statements of cash flow data for the years ended September 30, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operation data for the six months ended March 31, 2020 and 2019, selected consolidated balance sheet data as of March 31, 2020, and selected consolidated statements of cash flow data for the six months ended March 31, 2020 and 2019 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(All amounts in U.S. dollars)

Selected Consolidated Statements of Operation:

	For the Years Ended September 30,		For the Six months Ended March 31,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Net revenues	$3,191,560	$5,194,259	$3,310,547	$5,511,298
Gross profit	$1,523,736	$3,179,951	$2,237,796	$526,547
Operating expenses	$(463,834)	$(932,073)	$(352,037)	$(1,220,026)
Income (loss) from operations	$1,059,902	$2,247,878	$1,885,759	$(693,479)
Income taxes (expense) benefit	$(286,905)	$(723,384)	$(490,059)	$193,443
Net income (loss) from continuing operations	$836,772	$1,930,113	$1,465,660	$(591,829)
Net income (loss)	$633,749	$2,191,437	$1,728,496	$(591,829)
Net income (loss) from continuing operations per ordinary share:
Basic and diluted	$13.53	$30.54	$23.35	$(9.73)
Net income (loss) per ordinary share:
Basic and diluted	$10.25	$34.77	$27.60	$(9.73)

Selected Consolidated Balance Sheets Data:

	As of September 30,		As of March 31,
	2018	2019	2020
			(Unaudited)
Current assets	$9,672,891	$16,694,687	$12,347,533
Total assets *	$13,700,498	$19,171,950	$15,511,158
Current liabilities	$7,081,518	$6,834,127	$3,766,645
Total liabilities	$7,081,518	$6,840,965	$3,766,645
Total equity	$6,618,980	$12,330,985	$11,744,513

*	As of March 31, 2020, we had non-new standards e-bicycles of $382,585 recorded as our property and equipment. These non-new standards e-bicycles were used for the Company’s e-bicycles rental business in Jiangsu Province. According to the regulation of Jiangsu Province, non-new standards e-bicycles are allowed to be sold or leased during a five-year transition period which started from April 15, 2019. Since the life span of our non-new standards e-bicycles is less than the transition period, and we will not produce any non-new standards e-bicycles in the future. As such, we do not believe the regulation on non-new standards e-bicycles have significant impact in our business. The impairment of our non-new standards e-bicycles were nil for the six months ended March 31, 2020 and for the years ended September 30, 2019 and 2018.

Selected Consolidated Statements of Cash Flow Data:

	For the Years Ended September 30,		For the Six months Ended March 31,
	2018	2019	2019	2020
			(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$952,453	$(2,702,167)	$(188,933)	$2,614,843
Net cash used in investing activities	$(52,834)	$(1,922,326)	$(236,761)	$(1,534,921)
Net cash (used in) provided by financing activities	$(892,112)	$8,217,985	$509,354	$(4,283,119)
Effect of exchange rate changes on cash	$(1,096)	$12,778	$1,401	$27,208
Net increase (decrease) in cash, cash equivalents and restricted cash	$6,411	$3,606,270	$85,061	$(3,175,989)
Cash, cash equivalent and restricted cash at beginning of year	$20,964	$27,375	$27,375	$3,633,645
Cash, cash equivalent and restricted cash at end of year	$27,375	$3,633,645	$112,436	$457,656

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Our vision is to build a leading short-distance transportation solution provider in China. Leveraging our IoT management platform, we have preliminarily established a business model centered on the sale of e-bicycles and battery and e-bicycle rentals, complemented by sale of battery packs, battery cell trading and our charging pile business.

Currently, we (i) trade lithium cells; (ii) rent and sell lithium batteries; (iii) design, manufacture, rent and sell e-bicycles and e-tricycles; and (iv) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices.

For the fiscal years ended September 30, 2019 and 2018, our revenues were $5,194,259 and $3,191,560, respectively, and our net income were $2,191,437 and $633,749, respectively. For the six months ended March 31, 2020 and 2019, our revenues were $5,511,298 and $3,310,547, respectively, and our net loss was $591,829 and net income was $1,728,496, respectively. We currently generate most of our revenues from e-bicycles sales, rental services of batteries and e-bicycles, and battery packs sales. We plan to focus completing our ecological chain of e-bicycles from manufacture to rentals and sales.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our e-bicycle sales volume;

●	our ability to enhance our smart charging piles volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

COVID-19

The outbreak of novel coronavirus (COVID-19) began in December 2019 and was quickly declared as a Public Health Emergency of International Concern on January 30 2020 by the World Health Organization. Subsequent to the outbreak, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of our revenue and workforce are concentrated in China. Consequently, the COVID-19 Outbreak has materially adversely affected our business operations and financial condition, operating results and cash flow for fiscal year 2020, including but not limited to material and adverse impacts to our total revenues. The revenue of rental business decreased by approximately 70% for the six months ended June, 30, 2020 as compared to the same period in 2019, which was mainly caused by the early termination of our rental contract with our sublease agent, Mr. Guoqing Zhu and Mr. Zewu Zhao, who terminated the rental contracts in January 2020 and May 2020, respectively. In addition, the productions of our new e-bicycles had been delayed, which caused a decrease of our forecasted revenues and cash flow. Although the pandemic led to increased customer demand for the new National Standard e-bicycles and the industry sentiment did not decline, the product supply of Tianjin Dilang was still affected. For instance, it is difficult for Tianjin Dilang to get necessary raw materials supply as the suppliers prefer to sell spare parts to large and established manufacturers during the pandemic. Due to the pandemic, the production and sales of our e-bicycles for March 2020 were approximately 20% lower than previously forecasted. It is expected that the sales of our e-bicycles for the fiscal year 2020 may drop by approximately 30% than previously forecasted.

In response to the COVID-19 pandemic, our primary focuses are on our cash flow management and timely collection of accounts receivables. Further, we also plan to apply for preferential low interest loans from the banks. In addition, Jiangsu Cenbird has started to expand its wholesaler channels in Changzhou and Wuxi with slogans of “affordable e-bicycles with higher quality” and “100 stores in one city, shared with value” since March 2020. Tianjin Dilang has started “town and village full-coverage” activities to increase the brand awareness since January 2020. Moreover, Tianjin Dilang has also attended various exhibitions in order to attract customers to further reduce the impact caused by the pandemic.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the six months ended March 31, 2020 and 2019, and for the fiscal years ended September 30, 2019 and 2018, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

Six Months Ended March 31, 2020 and 2019

	For the Six months Ended March 31,
	2019		2020		Change
	USD	%	USD	%	Amount	%
Net revenues	$3,310,547	100	$5,511,298	100	$2,200,751	66
Less: Cost of revenues	(1,072,751)	(32)	(4,984,751)	(90)	(3,912,000)	365
Gross profit	2,237,796	68	526,547	10	(1,711,249)	(76)
Operating expenses:
Selling and marketing expenses	(17,073)	(1)	(246,833)	(4)	(229,760)	1,346
General and administrative expenses	(334,964)	(10)	(973,193)	(18)	(638,229)	191
Total operating expenses	(352,037)	(11)	(1,220,026)	(22)	(867,989)	247
Income (loss) from operations	1,885,759	57	(693,479)	(13)	(2,579,238)	(137)
Total other income (expense), net	69,960	2	(91,793)	(2)	(161,753)	(231)
Income (loss) from continuing operations before income tax expense	1,955,719	59	(785,272)	(14)	(2,740,991)	(140)
Income tax (expense) benefit	(490,059)	(15)	193,443	4	683,502	(139)
Income (loss) from continuing operations	1,465,660	44	(591,829)	(11)	(2,057,489)	(140)
Income from discontinued operation, net of tax	262,836	8	-	-	(262,836)	(100)
Net income (loss)	1,728,496	52	(591,829)	(11)	(2,320,325)	(134)
Net income (loss) from continuing operations	1,465,660	44	(591,829)	(11)	(2,057,489)	(140)
Less: Net income (loss) attributable to non-controlling interests from continuing operations	298,133	9	(105,127)	(2)	(403,260)	(135)
Net income (loss) attributable to our shareholders from continuing operations	1,167,527	35	(486,702)	(9)	(1,654,229)	(142)
Income from discontinued operation, net of tax	262,836	8	-	-	(262,836)	(100)
Less: Net income attributable to non-controlling interests from discontinued operation	50,269	2	-	-	(50,269)	(100)
Net income attributable to our shareholders from discontinued operation	212,567	6	-	-	(212,567)	(100)
Net income (loss) attributable to our shareholders	$1,380,094	42	$(486,702)	(9)	$(1,866,796)	(135)

Segment Information

We have determined that the Company operates in three operating segments for six months ended March 31, 2020 and 2019: (i) battery cells and packs segment, (ii) rental segment, and (iii) e-bicycle sales segment. The battery cells and packs segment engaged in selling battery packs and trading battery cells. The rental segment provides lithium batteries and e-bicycles rental services. The e-bicycle sales segment sells e-bicycles through offline and online to customers.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the six months ended March 31, 2020 and 2019:

	Six months ended March 31, 2019
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers *	$1,066,047	$2,244,500	$-	$3,310,547	$-	$3,310,547
Depreciation and amortization	$-	$(527,455)	$-	$(527,455)	$-	$(527,455)
Segment income before tax	$957,612	$928,146	$-	$1,885,758	$69,961	$1,955,719
Segment gross profit margin	97%	54%	-	68%	-	68%

	Six months ended March 31, 2020
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers *	$1,090,542	$1,048,765	$3,371,641	$5,510,948	$350	$5,511,298
Depreciation and amortization	$-	$(501,632)	$(24,828)	$(526,460)	$(547)	$(527,007)
Segment income (loss) before tax	$59,178	$160,103	$(908,553)	$(689,272)	$(96,000)	$(785,272)
Segment gross profit margin	11%	28%	3%	10%	34%	10%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

Depreciation and amortization

The depreciation and amortization was stable for the six months ended March 31, 2020 as compared with the same period in 2019, which was mainly derived from the rental segment.

Segment income/loss before tax

The income before tax of battery cells and packs segment significantly decreased by $898,434 to $59,178 for the six months ended March 31, 2020 from $957,612 for the six months ended March 31, 2019, representing a significant decrease of approximately 94%. The significant decrease was primarily due to the revenue from battery cell trading business decreased to nil for the six months ended March 31, 2020, which was recognized on a net basis.

The income before tax of rental segment significantly decreased by $768,043 to $160,103 for the six months ended March 31, 2020 from $928,146 for the six months ended March 31, 2019, representing a significant decrease of approximately 83%. The significant decrease was primarily due to the revenue decrease in the rental segment as a result the impact of COVID-19 and the cost of the rental segment did not decrease proportionately as revenue because the cost mainly includes the fixed expenditures, such as depreciation expense.

The loss before tax of e-bicycle sales segment significantly increased by $908,553 for the six months ended March 31, 2020 from nil for the six months ended March 31, 2019. We suffered a loss for the six months ended March 31, 2020 as we adopted low price strategy for the sales of e-bicycles business in the promotion of new products due to fierce competition and we also incurred significant selling expenses and research and development expenses for exploring and developing the business opportunities.

Years Ended September 30, 2019 and 2018

	For the Years Ended September 30,
	2018		2019		Change
	USD	%	USD	%	Amount	%
Net revenues	$3,191,560	100	$5,194,259	100	$2,002,699	63
Less: Cost of revenues	(1,667,824)	(52)	(2,014,308)	(39)	(346,484)	21
Gross profit	1,523,736	48	3,179,951	61	1,656,215	109
Operating expenses:
Selling and marketing expenses	(5,221)	(1)	(119,210)	(2)	(113,989)	2,183
General and administrative expenses	(458,613)	(14)	(812,863)	(16)	(354,250)	77
Total operating expenses	(463,834)	(15)	(932,073)	(18)	(468,239)	101
Income from operations	1,059,902	33	2,247,878	43	1,187,976	112
Total other income, net	63,775	2	405,619	8	341,844	536
Income from continuing operations before income tax expense	1,123,677	35	2,653,497	51	1,529,820	136
Income tax expense	286,905	9	723,384	14	436,479	152
Income from continuing operations	836,772	26	1,930,113	37	1,093,341	131
(Loss) income from discontinued operation, net of tax	(203,023)	(6)	261,324	5	464,347	(229)
Net income	633,749	20	2,191,437	42	1,557,688	246
Net income from continuing operations	836,772	26	1,930,113	37	1,093,341	131
Less: Net income attributable to non-controlling interests from continuing operations	160,037	5	403,334	8	243,297	152
Net income attributable to our shareholders from continuing operations	676,735	21	1,526,779	29	850,044	126
(Loss) income from discontinued operation, net of tax	(203,023)	(6)	261,324	5	464,347	(229)
Less: Net (loss) income attributable to non-controlling interests from discontinued operation	(38,829)	(1)	49,980	1	88,809	(229)
Net (loss) income attributable to our shareholders from discontinued operation	(164,194)	(5)	211,344	4	375,538	(229)
Net income attributable to our shareholders	$512,541	16	$1,738,123	33	$1,225,582	239

Segment Information

We have determined that the Company operates in three operating segments for years ended September 30, 2019 and 2018: (i) battery cells and packs segment; (ii) rental segment; and (iii) e-bicycle sales segment. The battery cells and packs segment engaged in selling battery packs and trading battery cells. The rental segment provides lithium batteries and e-bicycles rental services. The e-bicycle sales segment sells e-bicycles on various e-commerce platforms to individual customers.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the years ended September 30, 2019 and 2018:

	Year ended September 30, 2018
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers *	$550,381	$2,641,179	$-	$3,191,560	$-	$3,191,560
Depreciation and amortization	$-	$(598,498)	$-	$(598,498)	$(547)	$(599,045)
Segment income before tax	$105,045	$1,390,232	$-	$1,495,277	$(371,600)	$1,123,677
Segment gross profit margin	16%	54%	-	48%	-	48%

	Year ended September 30, 2019
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers *	$1,253,569	$3,823,058	$104,080	$5,180,707	$13,552	$5,194,259
Depreciation and amortization	$-	$(940,434)	$(424)	$(940,858)	$(3,178)	$(944,036)
Segment income before tax	$1,119,568	$1,612,434	$32,994	$2,764,996	$(111,499)	$2,653,497
Segment gross profit margin	96%	52%	(2)%	61%	39%	61%

*	Please refer to the analysis of net revenues in the paragraph headed “Components of Results of Operations” in this section.

Depreciation and amortization

The increase of depreciation and amortization was primarily due to the increase from rental segment. The depreciation and amortization of rental segment increased by $341,936 to $940,434 for the year ended September 30, 2019 from $598,498 for the year ended September 30, 2018, representing a significant increase of approximately 57%. The significant increase was consistent with the increase of revenue from rental service of lithium batteries and e-bicycles, and we purchased more lithium batteries and e-bicycles for rental.

Segment income before tax

The income before tax of battery cells and packs segment increased by $1,014,523 to $1,119,568 for the fiscal year ended September 30, 2019 from $105,045 for the fiscal year ended September 30, 2018, representing a significant increase of approximately 966%.

The income before tax of rental segment increased by $222,202 to $1,612,434 for the fiscal year ended September 30, 2019 from $1,390,232 for the fiscal year ended September 30, 2018, representing an increase of approximately 16%

The income before tax of e-bicycle sales segment increased to $32,994 for the fiscal year ended September 30, 2019 from nil for the fiscal year ended September 30, 2018.

Components of Results of Operations

Six Months Ended March 31, 2020 and 2019

Net revenues

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the six months ended March 31, 2020 and 2019, respectively:

		For the Six months Ended March 31,				Change
	Segment	2019	%	2020	%	Amount	%
Rental of lithium batteries and e-bicycles	Rental segment	$2,244,500	68	$1,048,765	19	$(1,195,735)	(53)
Battery cell trading	Battery cells and packs segment	1,023,584	31	-	-	(1,023,584)	(100)
Sales of battery packs	Battery cells and packs segment	42,463	1	1,090,542	20	1,048,079	2,468
Sales of e-bicycles	E-bicycle sales segment	-	-	3,371,641	61	3,371,641	N/A
Others		-	-	350	-	350	N/A
Net revenues		$3,310,547	100	$5,511,298	100	$2,200,751	66

Our revenues from continuing operations for the six months ended March 31, 2020 and 2019 were $5,511,298 and $3,310,547, respectively, representing a significant increase of approximately 66.5%. The significant increase in revenues was mainly driven by the increase of sales of e-bicycles and battery packs, and partially offset by the decrease of rental of lithium batteries and e-bicycles and battery cell trading.

The sales of e-bicycles segment engaged in online and offline sales of e-bicycles. Since the business started in September, 2019, the revenue from sales of e-bicycles had a significant increase for the six months ended March 31, 2020. For the long-term development of the business, we have built up a production line for manufacturing Dilang e-bicycles. Currently, we target for a rapid growth in the offline e-bicycles sales market. As such, our main sales channels are through our regional exclusive distributor and wholesaler. We also sell on internet distribution channels, such as Taobao, and Pinduoduo, and our self-developed Yidianxing application.

The battery cells and packs segment is engaged in the trading of battery cells and selling battery packs. The revenue from sales of battery packs and battery cells trading for the six months ended March 31, 2020 were $1,090,542 and nil, respectively, as compared to $42,463 and $1,023,584 for the six months ended March 31, 2019. The revenue from sales of battery packs increased significantly by $1,048,079, was mainly due to the demand changed from our long-term customer. The revenue from battery cell trading business was nil for the six months ended March 31, 2020 as compared to $1,023,584 for the six months ended March 31, 2019, the significant decrease was primarily due to the decline of the business due to intense competition in the industry. However, we will continue our trading business if we find any suitable potential customers and suppliers from daily operations.

The rental segment provides lithium batteries and e-bicycles rental services. The revenue from rental segment significantly decreased by $1,195,735, or approximately 53%, for the six months ended March 31, 2020 as compared to the six months ended March 31, 2019, primarily due to the decline of customers’ demands from the impact of COVID-19. In addition, the significant decrease of rental revenue was also caused by the termination of our rental contract with our sublease agent, Mr. Guoqing Zhu, in January 2020.

Cost of revenues

Cost of revenues consists primarily of purchase cost of battery packs, manufacturing and purchase cost of e-bicycles, rentals of e-bicycles, depreciation, maintenance, and other overhead expenses. Our cost of revenues significantly increased by $3,912,000, or approximately 365%, to $4,984,751 for the six months ended March 31, 2020 from $1,072,751 for the six months ended March 31, 2019, which was primarily due to the increase of manufacturing and purchase cost of e-bicycles for e-bicycles business.

Gross profit

Gross profit for the six months ended March 31, 2020 and 2019 was $526,547 and $2,237,796, representing 10% and 68% of net revenues, respectively. Gross profit for the six months ended March 31, 2020 significantly decreased by 58% primarily due to low sales price for sales of e-bicycles with intense market competitions, which accounted for a large proportion of our total revenue and has a significant impact on our gross profit. The significant decrease in the gross profit was also due to the decline of the trading business with a high gross profit ratio as the industry was highly competitive. In addition, the fixed cost including depreciation cost remained stable even with the decrease of revenue for lithium batteries and e-bicycles rental services, which also contributed to the significant decrease of our gross profit.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and welfare expense, advertising expense, and freight expense. The salaries and benefits expense for the six months ended March 31, 2020 increased as more salespersons were hired with the business expansion on sales of e-bicycles. In addition, the increase of advertising expense of $34,054 was for the promotion of sales of e-bicycles.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, research and development expenses, inspection fee, rental fee, and depreciation. Our general and administrative expenses significantly increased by $638,229, or approximately 191%, to $973,193 for the six months ended March 31, 2020 from $334,964 for the six months ended March 31, 2019. Such significant increase was attributed to (i) the significant increase of research and development expenses mainly for designing of Dilang e-bicycle models; and (ii) the significant increase of inspection fee for inspecting the quality of Dilang’s manufacturing facility.

Income tax (expense) benefit

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax benefit amounted to $193,443 for the six months ended March 31, 2020, which was shifted from income tax expense of $490,059 for the six months ended March 31, 2019. The income tax benefit was recognized as we suffered deductible loss for the six months ended March 31, 2020.

Net income (loss) from continuing operations

As a result of the foregoing, our net loss from continuing operations for the six months ended March 31, 2020 was $591,829, and the net income from continuing operations for the six months ended March 31, 2019 was $1,465,660.

Income from discontinued operation, net of tax

Our income from discontinued operation was nil and $262,836 for the six months ended March 31, 2020 and 2019, respectively. We made a profit from discontinued operation for the six months ended March 31, 2019 mainly due to the sale of remaining inventories of self-manufactured battery cells.

Net income (loss)

As a result of the foregoing, our net loss for the six months ended March 31, 2020 was $591,829, and our net income for the six months ended March 31, 2019 was $1,728,496.

Years Ended September 30, 2019 and 2018

Net revenues

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the years ended September 30, 2019 and 2018, respectively:

		For the Years Ended September 30,				Change
	Segment	2018	%	2019	%	Amount	%
Rental of lithium batteries and e-bicycles	Rental segment	$2,641,179	83	$3,823,058	74	$1,181,879	45
Battery cell trading	Battery cells and packs segment	-	-	1,186,185	23	1,186,185	N/A
Sales of battery packs	Battery cells and packs segment	550,381	17	67,384	1	(482,997)	(88)
Sales of e-bicycles	E-bicycle sales segment	-	-	104,080	2	104,080	N/A
Others		-	-	13,552	-	13,552	N/A
Net revenues		$3,191,560	100	$5,194,259	100	$2,002,699	63

Our revenues from continuing operations for the years ended September 30, 2019 and 2018 were $5,194,259 and $3,191,560, respectively. The significant increase in revenues were mainly driven by the increase of rental of lithium batteries and e-bicycles, battery cell trading, and partially offset by the decrease of sales of battery packs.

The rental segment provides lithium batteries and e-bicycles rental services. The increase in revenue from rental segment was mainly due to we strengthened relationship with existing customers, and successful launch of a new application, Yidianxing, to rent lithium batteries and e-bicycles in April 2019, which helped us attract a significant number  of new customers, and we anticipate that the revenue from the Yidianxing application will grow faster than sales through traditional channels in the future.

The battery cells and packs segment engaged in the trading of battery cells and selling battery packs. The revenue from battery cells trading and sales of battery packs for the year ended September 30, 2019 were $1,186,185 and $67,384, respectively, as compared to nil and $550,381 for the year ended September 30, 2018. The battery cell trading business was launched in January 2019, which is recognized on a net basis as we arrange the provision of products through third parties and do not take control of the products provided by the suppliers at any point during the transactions. We purchase products and make payments to our suppliers when receiving orders and then collect the total sales amount when shipping to our customers. Therefore, we usually do not bear credit risk. Although, we have latitude over pricing of the products when selling to customers, we concluded that we acted as an agent in the trading business considering all the factors above. Trading revenue fee is determined on a net basis as the difference between the sales price and the settlement price with the suppliers.

The high gross margin of the battery cell was predominately due to the revenue of battery cell trading was recognized on a net basis and the cost was immaterial as we arranged three battery cell trading transactions in the fiscal year ended September 30, 2019. Sales of battery packs decreased for the year ended September 30, 2019 as compared to the year ended September 30, 2018, and such decrease was primarily due to the decrease of profit margin of the business as the industry was highly competitive, and we turned to focus on the rental service and sales of e-bicycle business.

The e-bicycle sales segment is engaged in selling e-bicycles on various e-commerce platforms to individual customers. We sell e-bicycles through internet distribution channels, such as Taobao and Pinduoduo. Since this business was launched in August 2019, the revenue from sales of e-bicycles was not significant for the year ended September 30, 2019.

Cost of revenues

Cost of revenues consists primarily of production cost of battery packs, and cost of e-bicycles purchased, labor cost, rentals of e-bicycles, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $346,484, or 21%, to $2,014,308 for the year ended September 30, 2019 from $1,667,824 for the year ended September 30, 2018. The increase in percentage in cost of revenue was less than revenue, mainly because the revenue of battery cell trading was recognized on a net basis and the cost was nil.

Gross profit

Gross profit for the years ended September 30, 2019 and 2018 was $3,179,951 and $1,523,736, respectively, representing 61% and 48% of net revenues. Gross profit margin for the year ended September 30, 2019 increased by 13% due to the increased net revenue of battery cell trading of $1,186,185, which was recognized on a net basis as we acted as an agent in arranging third parties to provide the products after we disposed the battery cell production lines.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits of the sales department for the year ended September 30, 2019, and it increased by $113,989 from $5,221 for the year ended September 30, 2018. Such increase was primarily due to the increase of salaries expense to develop rental service and sales of e-bicycles.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rental fee, research and development expenses, depreciation, and bad debt provision. Our general and administrative expenses increased by $354,250, or 77%, to $812,863 for the year ended September 30, 2019 from $458,613 for the year ended September 30, 2018. Such increase mainly consists of a) salary expense which was mainly due to the newly established subsidiary in fiscal year 2019; b) rental fee generated from office lease for the new subsidiary; c) research and development expenses for developing a transportation supporting platform in fiscal year 2019; and d) allowance for advance to suppliers of $80,975 in the fiscal year ended September 30, 2019 which was provided based on the estimated unrecoverable amount.

Income tax expense

The EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China, including both foreign invested enterprises and domestic enterprises. Income tax expense amounted to $723,384 and $286,905 for the years ended September 30, 2019 and 2018, respectively. The increase resulted from the increased taxable income for the year ended September 30, 2019.

Net income from continuing operations

Our income from continuing operations for the years ended September 30, 2019 and 2018, was $1,930,113 and $836,772, respectively.

(Loss) income from discontinued operation, net of tax

Our income from discontinued operation was $261,324 for the year ended September 30, 2019, and our loss from discontinued operation was $203,023 for the year ended September 30, 2018. We made a profit from discontinued operation for the year ended September 30, 2019 mainly due to the sale of remaining inventories of self-manufactured battery cells.

Net income

As a result of the foregoing, our net income for the years ended September 30, 2019 and 2018, was $2,191,437 and $633,749, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through capital contributions and loan from shareholders, and from operations. We received an aggregate capital injection by our shareholders of nil, $4,261,636 and nil for the six months ended March 31, 2020 and the years ended September 30, 2019 and 2018, respectively. In addition, we received an interests-free loan from a shareholder of $4,374,249 in fiscal year 2019, which was fully repaid during the six months ended March 31, 2020. We plan to support our future operations primarily from cash generated from our operations, and our initial public offering’s proceeds. We may, however, require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of March 31, 2020, we had cash and cash equivalents of $444,582 and a total working capital of $8,580,888, $9,109,800 of which was from continuing operations and the current liabilities exceeds the current assets by $528,912 for discontinued operation. As of September 30, 2019, we had cash and cash equivalents of $3,633,645 and a total working capital of $9,860,560, $10,383,642 of which was from continuing operations and the current liabilities exceeds the current assets by $523,082 from discontinued operation. As of September 30, 2018, we had cash and cash equivalents of $5,570 and a total working capital of $2,591,373, $854,604 of which was from continuing operations and $1,736,769 from discontinued operation.

We believe that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months assuming the successful implementation of our business plans.

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through our VIE arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiary. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the expected proceeds from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations (1996), as amended in 2008. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions to our PRC subsidiary typically take approximately eight weeks to complete. The filing and registration processes for loans either to our PRC subsidiary or to our consolidated VIE typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions to our PRC subsidiary and loans to our PRC subsidiary or our consolidated VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.’’ Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiary and consolidated VIE in the PRC are subject to certain statutory limits. We are able to use all of the net proceeds from this offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect the net proceeds from this offering to be used in the PRC will be in the form of Renminbi and, therefore, our PRC subsidiary and consolidated VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

Six Months Ended March 31, 2020 and 2019

The following table summarizes our cash flows for the periods indicated:

	For the six months ended March 31,
	2019	2020
Net cash (used in) provided by operating activities, continuing operations	$(2,641,984)	$2,608,366
Net cash provided by operating activities, discontinued operation	2,453,051	6,477
Net cash used in investing activities, continuing operations	(87,510)	(1,534,921)
Net cash used in investing activities, discontinued operation	(149,251)	-
Net cash provided by (used in) financing activities, continuing operations	509,354	(4,283,119)
Effect of exchange rate changes	1,401	27,208
Net increase (decrease) in cash, cash equivalents, and restricted cash	$85,061	$(3,175,989)

Operating Activities

Net cash provided by continuing operating activities was $2,608,366 for the six months ended March 31, 2020, primarily derived from (a) a net loss from continuing operations of $591,829, adjusted by depreciation and amortization of $527,007; (b) a decrease of advance to suppliers of $3,718,351; (c) a decrease of amount due from related parties of $1,639,270; and (d) an increase of accrued expenses and other payables of $930,498, and offset by an increase of accounts receivable of $3,705,300. The decrease in advance to suppliers and amount due from related parties were primarily due to delivery of e-bicycles from the suppliers and related parties under the prepayments made for our e-bicycles sales business during the six months ended March 31, 2020. The increase in accrued expenses and other payables were primarily due to the increase of value-added tax payable, which was in line with the increase of our revenue. The increase in accounts receivable was primarily due to the increase of sales of e-bicycles.

Net cash provided by discontinued operating activities was $6,477 for the six months ended March 31, 2020, primarily derived from a decrease of accounts receivable of $5,313.

Net cash used in continuing operating activities was $2,641,984 for the six months ended March 31, 2019, mainly derived from (a) an increase of accounts due from related parties of $4,587,549; (b) a decrease of accrued liabilities and other payables of $2,159,905; and (c) an increase of inventories of $1,678,208, and offset by (a) a net income from continuing operations of $1,465,660, adjusted by depreciation and amortization of $527,455 and deferred tax benefits of $129,335; (b) a decrease in prepaid expenses and other current assets of $2,713,797; and (c) a decrease in accounts receivables in the amount of $865,425. The increase in accounts due from related parties was primarily due to the prepayments made for purchasing battery cells for trading from a related party. The decrease in accrued liabilities and other payables was primarily due to the payments for trading copper foil business and sales of battery packs. The decrease in prepaid expenses and other current assets was primarily due to the collection of receivable for copper trading business during the six months ended March 31, 2019. The decrease in accounts receivable was primarily due to the shortened credit term given to our sublease agents and we accelerated the collection of accounts receivable in order to satisfy our working capital requirement.

Net cash provided by discontinued operating activities was $2,453,051 for the six months ended March 31, 2019, mainly derived from (a) a net income from discontinued operations of $262,836, adjusted by depreciation and amortization of $69,570; (b) a decrease of inventories of $1,978,336; (c) a decrease of prepaid expenses and other current assets of $409,436, and offset by a decrease of accounts payable of $324,452. The decrease in inventories was primarily due to the decline of our self-manufactured battery cells since we have gradually reduced our manufacturing battery cells and discontinued this business since October 2018. The decrease of prepaid expenses and other current assets was primarily due to the decline of deductible value-added tax for the six months ended March 31, 2019. The decrease in accounts payable was primarily caused by the decrease in the purchase of raw materials and payment of balances.

Investing Activities

For the six months ended March 31, 2020, net cash used in investing activities for the continuing operations was $1,534,921, which was primarily due to purchases of property and equipment. Purchase of property and equipment was primarily due to the purchase of the charging piles for e-bicycle manufacturing.

For the six months ended March 31, 2019, net cash used in investing activities for the continuing operations arose from the purchase of equipment in the amount of $87,510.

For the six months ended March 31, 2019, net cash used in investing activities for the discontinued operation was primarily due to the purchases of equipment in the amount of $149,251.

Financing Activities

For the six months ended March 31, 2020, net cash used in financing activities for the continuing operations was $4,283,119, primarily consisted of (a) repayment to a shareholder in the amount of $4,285,694; (b) the loan to a shareholder in the amount of $377,306, and offset by repayment from the same shareholder in the amount of $390,775.

For the six months ended March 31, 2019, net cash provided by financing activities for the continuing operations was $509,354, primarily consisted of (a) the contribution from shareholders in the amount of $527,068; and (b) the loan to a shareholder in the amount of $654,103 for his personal purpose, and offset by repayment from the same shareholder in the amount of $593,178.

Years Ended September 30, 2019 and 2018

The following table summarizes our cash flows for the periods indicated:

	For the years ended September 30,
	2018	2019
Net cash provided by (used in) operating activities, continuing operations	$615,551	$(5,526,208)
Net cash provided by operating activities, discontinued operation	336,902	2,824,041
Net cash used in investing activities, continuing operations	(42,076)	(2,939,914)
Net cash (used in) provided by investing activities, discontinued operation	(10,758)	1,017,588
Net cash (used in) provided by financing activities, continuing operations	(892,112)	8,217,985
Effect of exchange rate changes	(1,096)	12,778
Net increase in cash, cash equivalents, and restricted cash	$6,411	$3,606,270

Operating Activities

Net cash used in continuing operating activities was $5,526,208 for the year ended September 30, 2019, mainly derived from (a) an increase of advance to suppliers of $7,106,766; (b) an increase of amount due from related parties of $4,971,495; (c) an increase of inventories of $450,926; (d) a decrease of accounts payable of $389,258; and (e) a decrease of accrued expenses and other payables of $2,538,046; offset by (a) a net income from continuing operations of $1,930,113, adjusted by depreciation and amortization of $944,036; (b) a decrease of accounts receivable of $4,025,371; (c) a decrease of prepaid expenses and other current assets of $2,279,571; and (d)  an increase of income tax payable of $575,724. The increase in advance to suppliers and amount due from related parties were primarily due to the increase in purchases of e-bicycles from our e-bicycles sales business, which was launched in August 2019. The increase in inventories was primarily due to the increase in purchase of raw materials and finished goods for businesses expansion. The decrease in accounts payable was because some suppliers has shortened their credit terms and the Company has made payments to them accordingly. The decrease in accrued expenses and other payables were primarily due to the payment in fiscal year 2019 for the copper foil transactions occurred in August 2018. The decrease in accounts receivable was primarily due to the shortened credit term given to our sublease agents and we accelerated the collection of accounts receivable in order to satisfy our working capital requirement. The decrease in prepaid expenses and other current assets was primarily due to the full collection of account receivables from our copper foil trading business for the fiscal year ended September 30, 2019, which was partially offset by the increase of other receivables from the sale of our battery production line. The increase in the income tax payable was primarily due to the increase in the taxable income.

Net cash provided by discontinued operating activities was $2,824,041 for the year ended September 30, 2019, mainly derived from (a) a net income from discontinued operation of $261,324, adjusted by depreciation and amortization of $69,170, the loss from the disposal of property and equipment of $151,298; and (b) a decrease of inventories of $1,966,958; (c) a decrease of prepaid expenses and other current assets of $407,082; and (d) an increase of accrued expenses and other payables of $235,093, and offset by a decrease of accounts payable of $258,617. The decrease in inventories was primarily due to the remaining inventories related to self-manufactured battery cells sold after the termination of the business. The decrease in prepaid expenses and other current assets was primarily due to the deductible value-added tax declined for the fiscal year ended September 30, 2019 as there was no purchase for our battery cells manufacturing business. The increase in accrued expenses and other payables was primarily due to the increase of value-added tax to be paid for the fiscal year ended September 30, 2019 for the sales of remaining battery cells. The decrease in accounts payable was primarily due to no additional purchases were made since December 2018, and we continue to pay the payable balance during the fiscal year ended September 30, 2019.

Net cash provided by continuing operating activities was $615,551 for the year ended September 30, 2018, mainly derived from (a) a net income from continuing operations of $836,772, adjusted by depreciation and amortization of $599,045 and deferred tax benefits of $286,905; b) an increase of accrued liabilities and other payables of $3,755,909; and c) an increase of accounts payable of $442,799, offset by (a) an increase in accounts receivables in the amount of $2,791,065; and (b) an increase in prepaid expenses and other current assets in the amount of $2,478,963. The increase in accrued liabilities and other payables was primarily due to the payable for trading copper foil, which were purchased in August 2018. We engaged in a limited number of copper foil trading transactions in the past and do not plan to engage in such transactions going forward. The increase in accounts payable was primarily due to the payable to the one supplier for the lithium battery rental business, which occurred since the year ended September 31, 2018. The increase in accounts receivable was primarily due to the receivables from sublease agents for the lithium battery rental business, which were received within their credit periods. The increase in prepaid expenses and other current assets was primarily due to the receivables for copper foil trading business.

Net cash provided by discontinued operating activities was $336,902 for the year ended September 30, 2018, mainly derived from (a) depreciation and amortization of $288,208 for the year end September 30, 2018; (b) a decrease of inventories of $455,632; (c) a decrease of prepaid expenses and other current assets of $215,550; and (d) a decrease of advance to suppliers of $151,949, and offset by (a) a net loss from discontinuing operations of $203,023; (b) a decrease of accounts payable of $386,294; and (c) a decrease of advance from  customers of $186,916. The decrease in inventories and advance to suppliers were primarily due to the decline of our self-manufactured battery cells since we have gradually reduced our manufacturing battery cells. The decrease in accounts payable was primarily caused by the decrease in the purchase of raw materials. The decrease in prepaid expenses and other current assets was primarily due to the decline of deductible value-added tax for the fiscal year ended September 30, 2018 compared with the same corresponding period of 2017. The decrease in advance from customers was mainly because we stopped taking orders for the business of manufacturing battery cells, and continued to complete the remaining orders.

Investing Activities

For the year ended September 30, 2019, net cash used in investing activities for the continuing operations was $2,939,914, consisted of the purchase of property and equipment in the amount of $3,146,269, offset by the proceeds from the disposal of equipment in the amount of $206,355. The purchase of property and equipment was mainly due to the e-bicycle purchase for the rental business and the production line for e-bicycle manufacturing.

For the year ended September 30, 2019, net cash provided by investing activities for the discontinued operation consisted of the proceeding from the disposal of equipment in the amount of $1,017,588.

For the year ended September 30, 2018, net cash used in investing activities for the continuing operations consisted of the purchase of equipment in the amount of $42,076.

For the year ended September 30, 2018, net cash used in investing activities for the discontinued operation consisted of the purchase of equipment in the amount of $10,758.

Financing Activities

For the year ended September 30, 2019, net cash provided by financing activities for the continuing operations was $8,217,985, mainly consisted of (a) the proceeds from borrowing from a shareholder in the amount of $4,374,249; (b) the contribution from shareholders in the amount of $4,261,636; (c) the contribution from non-controlling shareholders in the amount of $728,741; and (d) repayment from a shareholder in the amount of $683,880, and offset by the loan to a shareholder of $1,857,441. The net cash provided by financing activities for the continuing operations represented cash injections from our shareholders to meet the paid-in capital requirement as required by PRC law and working capital requirement.

For the year ended September 30, 2018, net cash used in financing activities for the continuing operations was $892,112, consisted of the loan to a shareholder in the amount of $1,292,731 for his personal purpose, and offset by repayment from the same shareholder in the amount of $400,619.

Trend Information

Other than as disclosed in “Risk Factors—Risks Related to Our Business and Industry—The outbreak of the recent COVID-19 in the PRC may materially and adversely affect our business, financial condition and results of operations” in this Form F-1, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Lease

Our operating lease contractual obligations as of March 31, 2020 were as follows:

Payments due by period
For the six months ending September 30, 2020	$83,597
Year ending September 30,
2021	$118,802
2022	67,441
2023	59,382
2024	59,382
2025 and thereafter	49,485
Total	$438,089

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2020.

Critical Accounting Policies

(a) Basis of presentation. The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of EZGO Technologies Ltd., its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO Technologies Ltd. is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Use of estimates. The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c) Discontinued operation. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, we have reported the assets and liabilities of the discontinued operation as current asset of discontinued operation and noncurrent assets of discontinued operation, and current liabilities of discontinued operation in the consolidated balance sheets as of September 30, 2019, and 2018, and March 31, 2020. The results of operations of discontinued operation for the years ended September 30, 2019 and 2018, and for the six months ended March 31, 2020 and 2019 have been reflected separately in the consolidated statement of income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended September 30, 2019 and 2018, and for the six months ended March 31, 2020 and 2019 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

(d) Fair Value Measurement. We apply Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amount of our financial instruments approximate their fair values because of their short-term nature.

(e) Cash and cash equivalents. Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f) Restricted Cash. Restricted cash represent bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Restricted cash, which matures in more than twelve months after the balance sheet date, is classified as noncurrent assets in the consolidated balance sheets. The Company had no noncurrent restricted cash as of September 30, 2019 and 2018.

As of September 30, 2019 and 2018, we had restricted bank deposits of nil and $21,805, respectively. The balance as of September 30, 2018 represented the restricted bank deposits in the bank account established for notes payable, which cannot be withdrawn or used without the bank’s approval. As of March 31, 2020, we had restricted bank deposits of $13,074, which cannot be withdrawn or used without the bank’s approval.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Company early adopted ASU 2016-18 and presented restricted cash within the beginning and ending cash, cash equivalents and restricted cash balance on the Company’s consolidated statements of cash flows for the years ended September 30, 2019 and 2018 and for the six months ended March 31, 2020 and 2019.

(g) Accounts receivable. Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. We analyze the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. As of September 30, 2019 and 2018, and March 31, 2020, we did not record any allowances for doubtful accounts against its accounts receivable.

(h) Inventories. Inventories, primarily consisting of the raw materials purchased by us for the production of battery cells and finished goods including battery cells and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended September 30, 2019 and 2018 and for the six months ended March 31, 2020 and 2019.

(i) Advance to suppliers, net. Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. We review a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, we would provide allowance for such amount in the period when it is considered impaired. During years ended September 30, 2019 and 2018, we provided allowance for advance to suppliers of $80,975 and nil, respectively. The allowance for advance to suppliers were nil and $80,975 for the six months ended March 31, 2020 and 2019, respectively.

Advances to suppliers primarily consisted of prepayments for purchasing goods or services, including purchasing of battery, e-bicycles and obtaining the e-bicycles manufacturing related licenses.

(j) Property and equipment, net. Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Furniture, fixtures and office equipment	3-5 Years
Vehicle	4-10 Years
Production line	5-10 Years
Equipment for rental service	2.5-5Years

(k) Impairment of Long-lived Assets. In accordance with ASC Topic 360, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. We did not record any impairment charge for the years ended September 30, 2019 and 2018 and for the six months ended March 31, 2020 and 2019.

(l) Value Added Tax. Our Chinese subsidiaries, our VIE and our VIE’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. We report revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations.

(m) Revenue Recognition. We early adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), starting October 1, 2017 using the modified retrospective method for contracts that were not completed as of September 30, 2017. The adoption of ASC Topic 606 did not have a material impact on our consolidated financial statements. We applied ASC Topic 840, Leases, for the revenue from rental service.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

We mainly generate revenue from sales of self-manufactured battery cell, battery pack and e-bicycles, battery cell trading, rentals of lithium batteries and e-bicycles, and others. Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cells, battery packs and e-bicycles

We sell products to different customers, primarily including sale of self-manufactured battery cells, battery packs  and sale of e-bicycles. We present the revenue generated from our sales of products on a gross basis as we are a principal. The revenue is recognized at a point in time when we satisfy the performance obligation by transferring promised product to a customer upon acceptance by customers.

Revenue from battery cell trading

Revenue from battery cell trading is recognized on a net basis as we arrange the provision of products through third parties and do not control the specified product provided by the third party before that product is transferred to the customer, and therefore, we act as an agent. The revenue is recognized at a point in time when we satisfy performance obligations by arranging the transfer of a promised product to a customer and measured at fixed consideration which is determined as the difference between the sales price that we expect to receive in exchange for arranging promised products to the customer and the settlement price with the third-party suppliers.

Revenue from rentals of lithium batteries and e-bicycles

We provide lithium battery and e-bicycles rental services via sublease agents and our own app named Yidianxing. We, as the lessor, recognize revenue under ASC Topic 840.

For providing lithium batteries and e-bicycles rental services via sublease agents, we satisfy performance obligations over the rental period, which is usually one month, and recognizes revenue monthly.

For providing lithium battery rental service via Yidianxing App, we derive rental service revenue from package fees paid by customers in exchange for a pre-determined maximum number of uses of the lithium batteries during rental period, usually less than a month. The rental service revenue is recognized for each use of lithium batteries when the battery is returned to us. The unused package fees paid are recognized as revenue at the expiry of the rental period.

For providing e-bicycles rental service via Yidianxing App, we derive rental service revenue from package fees paid by customers in exchange for unlimited number of uses of the e-bicycles during certain rental period, usually less than three months. The rental service revenue is recognized on a straight-line basis over the rental period.

Contract liabilities primarily consist of advances from customers which comprises unamortized lithium battery and e-bicycles rental service. As of September 30, 2019 and 2018, we recognized advances from customers of $111,606 and $26,575, respectively. As of March 31, 2020, we recognized advances from customers of $56,916.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when we have satisfied our performance obligation and has unconditional right to the payment. The Company has no contract assets as of March 31, 2020, September 30, 2019 and 2018.

We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We have no material incremental costs of obtaining contracts with customers that we expect the benefit of those costs to be longer than one year.

(n) Cost of Revenue. Cost of revenue consists primarily of cost of products, labor cost, rental of e-bicycles, depreciation, maintenance, and other overhead expenses.

(o) Income taxes. We account for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Our operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,138). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(p) Foreign Currency Translation. Our reporting currency is the U.S. dollar. The functional currency of our subsidiaries, our VIE and our VIE’s subsidiaries located in China is the RMB, the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The consolidated balance sheets amounts, with the exception of equity, on September 30, 2018, and 2019 and March 31, 2020 were translated at RMB6.8792 to $1.00, at RMB7.0729 to $1.00, and at RMB7.0808 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended September 30, 2018 and 2019 were RMB6.5516 to $1.00 and RMB6.8698 to $1.00, respectively, and for the six months ended March 31, 2019 and 2020 were RMB6.8302 to $1.00 and RMB7.0117 to $1.00, respectively.

(q) Non-controlling Interest. A non-controlling interest in our subsidiary represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to us. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests.

(r) Segment Reporting. We have organized our operations into three operating segments. The segments reflect the way we evaluate our business performance and manage the operations by our chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. Our CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing our performance.

We have determined that it operates in three operating segments: (1) battery cells and packs segment, (2) rental segment and (3) e-bicycles sales segment. Our reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As our long-lived assets are substantially all located in the PRC and all of our revenue and expense are derived from within the PRC, no geographical segments are presented.

(s) Net Income (Loss) Per Share. Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(t) Comprehensive Income. Comprehensive income is comprised of our net income and other comprehensive loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

(u) Commitments and Contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(v) Recent Accounting Standards. In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC Topic 842 modified the effective dates of all other entities. For all other entities, the amendments in ASU 2019-10 are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application of the guidance is permitted. We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We will adopt ASU 2016-02 from October 1, 2021 and will use the additional modified retrospective transition method provided by ASU No. 2018-11 for the adoption. We are in the process of evaluating the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheets for the operating leases and will have an insignificant impact on the consolidated statements of income and cash flows.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019 and 2018 were increases of 2.9% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

BUSINESS

Overview

We are a holding company with operating subsidiaries and a VIE, and with all of our operations and assets in China. Our vision is to be a leading short-distance transportation solutions provider in China. Leveraging our IoT product and service platform, we have preliminarily established a business model centered on the sale of e-bicycles and battery and e-bicycle rentals, complemented by sale of battery packs, battery cell trading and our charging pile business. Currently, we (i) trade lithium cells; (ii) rent and sell lithium batteries; (iii) design, manufacture, rent and sell e-bicycles and e-tricycles; and (iv) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices. We trade lithium battery cells by securing sales contracts with downstream customers, purchasing from suppliers and reselling lithium cell products to such customers.

Our e-bicycles are models under the New National Standards and there are no domestic law and regulations related to urban e-tricycles. Tianjin Dilang produces and sells the urban e-tricycles in suburban areas in Beijing and Tianjin. In addition, the two-wheel electric vehicle models that do not comply with the new standards e-bicycles are manufactured under General Specification Standard which came into effect on April 1, 2019. We do not produce any non-new standards e-bicycles. However, Changzhou Cenbird, our related company, has the capability and qualification to manufacture non-new standards e-bicycles. The non-new standards e-bicycles can be legally used for a period of three to five years (depending on the regulations in each province) from the effective date of General Specification Standard and we may legally sell or rent non-new standard e-bicycles. As of March 31, 2020, we had non-new standards e-bicycles of $382,585 recorded as our property and equipment and no impairment was recognized for the six months ended March 31, 2020, and for the years ended September 30, 2019 and 2018.

To date, our business consists of rental service of lithium battery cells and e-bicycles, which accounted for approximately 74% and 83% of our total revenues for the years ended September 30, 2019 and 2018, respectively, and accounted for approximately 19% and 68% of our total revenues for the six months ended March 31, 2020 and 2019, respectively. In addition, lithium battery cell trading also brought us considerable revenue for the year ended September 30, 2019, which accounted for approximately 23% and nil of our total revenues for the years ended September 30, 2019 and 2018, respectively, and accounted for approximately nil and 31% of our total revenues for the six months ended March 31, 2020 and 2019, respectively. We also engaged in the business of battery packs sales, which accounted for approximately 1% and 17% of our total revenues for the years ended September 30, 2019 and 2018, respectively, and accounted for approximately 20% and 1% of our total revenues for the six months ended March 31, 2020 and 2019, respectively. The revenue from e-bicycles sales was accounted for approximately 61% and nil of our total revenues for the six months ended March 31, 2020 and 2019, respectively. For the year ended September 30, 2019 and six months ended March 31, 2020, as our self-developed smart charging piles for e-bicycles and other electronic devices have not yet entered into large-scale production and sales, the revenue from this business accounted for a small proportion of our total revenues.

We are committed to providing cost-effective and convenient solutions for short distance travelers through the design, manufacture, rental and sale of high-quality e-bicycles, with lightweight and high endurance lithium batteries, to meet different levels of consumer demand, and through the operation of smart charging piles in communities. We also plan to launch our online 4S (which stands for Sale, Spare-part supply, after-sale Service and Survey) services to enhance our sales capacity by combining our online sales portals and offline service and support channels.

History and Milestones

The chart below illustrates the history and milestones of our company:

We commenced lithium battery pouch cell manufacture in May 2014 through Hengmao Power Battery and were one of the earliest private enterprises to manufacture lithium battery pouch cell in China. We established a mature lithium battery production process in a facility of approximately 15,000 square meters (approximately 161,460 square feet), equipped with four high-capacity lithium battery cell production lines and an annual production capacity of 100 million Ah lithium battery cells. However, due to changes in the Chinese government’s energy subsidy policies, and the concentration of industrial production capacity in a few leading companies in China, competition in the lithium battery industry intensified. As a result, we gradually shifted our focus from lithium battery cell manufacturing to battery packing since October 2018. We launched our lithium battery rental business in January 2017, targeting delivery service professionals, such as EMS, express service providers, and online meal deliverymen for platforms such as Meituan and Elema in Changzhou. In September 2017, we launched our e-bicycle rental business, targeting deliverymen, students, business travelers, migrant workers and also entered into agreements with our individual sublease agents to provide such service. However, we do not have any contractual arrangement with specific delivery service provider. We had not provided any online service until May 2018 whereby we launched our first online mobile application, Yidianxing, to run our IoT battery rental business. In October 2018, we decided to make a strategic shift from battery cell manufacturing to focus on the packing and sale of lithium batteries and the rental of lithium batteries and e-bicycles. In August 2018, we established Yizhiying IoT to develop and manage our IoT platform. Through Yizhiying IoT, we have continued to upgrade and enhance our IoT operating platform. In December 2018, we renewed a new version of our Yidianxing mobile application for the e-bicycles and battery rental business. For the ease of convenience for end-users’ experience and our system maintenance, we launched Wechat applet to replace the old mobile application in December 2019. To date, Yizhiying IoT has expanded our IoT platform to cover cities including Changzhou, Wenzhou and Wuhu. We expect to extend our IoT platform to additional cities, including Wuxi, Xuzhou, Wuhan, Foshan and Chengdu.

In December 2018, we sold all of Hengmao Power Battery’s battery cell production lines and fully concentrated our business on the packing, rental and sale of lithium battery and e-bicycles.

On April 15, 2019, the New National Standards became effective in China. The New National Standards set out requirements for e-bicycles that include a pedal-riding function i.e. the speed of such e-bicycles cannot exceed 25 km/h and their weight should be no more than 55 kg. The New National Standards also mandate that the voltage shall not exceed 48V and that motor power shall not exceed 400W, among other limitations. The New National Standards also prohibits any sale of e-bicycles that do not comply with the standards. As to the use of non-new standards e-bicycles, the State Administration of Market Supervision, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly issued an order “2019 No. 53 - Strengthening the Supervision of the Implementation of National Standards for Electric Bicycles” (the “Order No. 53”). According to Article 4 of Order No. 53, each provincial government should provide a grace period and issue a temporary permission license to the owners of the non-new standards e-bicycles. The grace period for the use of non-new national standard e-bicycles in most provinces, including Jiangsu, is five years from April 15, 2019. Within the grace period, people can legally use, purchase, rent and ride non-new standard e-bicycles.

We assessed the business opportunities for the new standards e-bicycle market and concluded that most of the external suppliers of the e-bicycles’ components are located in three regions in China, namely, the Changzhou and Wuxi region, the Zhejiang and Taizhou region and Tianjin region. All of these regions are in close proximity to our Changzhou headquarters and our Tianjin factories. As a result, we can purchase the key components of new standards e-bicycles from external suppliers in Tianjin and Jiangsu. We usually purchase our components on an order basis and we will consider entering into long-term agreements with the suppliers guaranteeing a regular supply of those components in the future if necessary.

On July 30, 2019, we established Jiangsu Baozhe as a holding and management company, holding 80.87% of the equity of Hengmao Power Battery (the remaining equity being owned by two institutional investors) and 100% of the equity of Yizhiying IoT. On September 6, 2019, for the purpose of expanding our sales channels and strengthening the capabilities in R&D in developing e-bicycles, we decided to cooperate with Jiangsu Cenbird. Yuxing Liu, the general manager and former shareholder of Jiangsu Cenbird, signed the equity transfer agreement with Jiangsu Baozhe on September 6, 2019, which stipulated that Yuxing Liu would transfer 51% of his equity interest of Jiangsu Cenbird to Jiangsu Baozhe. Through Jingsu Baozhe, we invested RMB 5.1 million, accounting for 51% of the equity interest of Jiangsu Cenbird. Another shareholder of Jiangsu Cenbird, Yan Fang, also invested RMB 4.9 million, accounting for 49% of the equity interest of Jiangsu Cenbird. Yan Fang’s family owns Changzhou Cenbird, an entity with almost 20 years of experience manufacturing non-new standards e-bicycles, which exports its products to many countries, including the United States. Changzhou Cenbird’s e-scooter, a commuter vehicle in San Francisco since 2016, was jointly developed with Ojo Electric LLC (formerly known as eUrban LLC), a U.S. based company. Through this transaction, we have the right to use the “Cenbird” trademark, a well-known brand of e-bicycles in Jiangsu Province; e-bicycle design and sale capabilities; and sales channels through which we may export products to the potential customers and existing customers from United States, Brazil, Israel and Southeast Asia in the future.

To further complete our e-bicycle product and services ecosystem, we began developing our own smart charging piles under the brand named “Hengdian” in November 2018. We finished designing the smart charging piles in August 2019 and sent the prototype to Wuxi Institute for Product Quality Inspection for testing. In December 2019, we received a certificate of quality control issued by the Wuxi Institute for Product Quality Inspection for our smart charging piles. Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. Our smart charging piles satisfy the highest electric spark fire protection standards that are obtainable in the PRC, IoT smart control capability, which allows us to remotely monitor the charging status of each port, and a broad voltage range, and can be used to charge e-bicycles, mobile phones and laptops. The M version of our smart charging piles, currently expected to be launched in August 2020, are portable and can be used both at fixed locations like park and on long-distance coaches and tour buses. Our smart charging piles can also serve as advertising terminals, which increases their value-adding potential to our company.

Industry and Market Opportunities

With the implementation of the New National Standards for e-bicycles and the penetration rate of lithium batteries, the demand for both lithium batteries and e-bicycles are expected to grow significantly.

E-bicycles are the second most important means of short-distance travel in China, only after traditional bicycles. According to the statistics released by Ministry of Industry and Information Technology of PRC, E-bicycles accounted for about 22% of all vehicles manufactured in China in 2018.

Source: Ministry of Industry and Information Technology of PRC

On June 24, 2017, the State Council of the PRC issued the Decision on Adjusting the Catalog for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for e-bicycles was canceled and was changed to implement mandatory product certification management. On July 2, 2018, the Announcement on the Arrangements for the Transfer of Electric Bicycle Products from Licensing to CCC Certification Management was jointly promulgated by the State Administration for Market Regulation and the Certification and Accreditation Administration of the PRC, or the CNCA. According to the Announcement, e-bicycles products without CCC certification shall not be delivered, sold, imported or used in other business activities commencing from April 15, 2019. On July 19, 2018, the CNCA issued the Implementation Rules for Compulsory Product Certification of Electric Bicycles (CNCA-C11-16: 2018) which came into effect on August 1, 2018.

On May 15, 2018, the New National Standards was promulgated by the State Administration for Market Regulation and the National Standardization Management Committee and became effective on April 15, 2019. The New National Standards replace the General Technical Requirements for Electric Bicycles (GB 17761-1999) which were issued on May 28, 1999. The New National Standards include such specifications for e-bicycles as maximum gross weight, speed, motor power and battery voltage. They also list technical requirements for overcharging fire protection and flame retardant. Unlike previous national standards, the New National Standards are mandatory, rather than advisory. Due to environmental protection and energy concerns, the New National Standards require that, eventually, most e-bicycles must use lithium batteries. At the same time, government authorities have also strengthened the management of the CCC certification system for e-bicycles, and enhanced the supervision of certification agencies and manufacturers to help ensure compliance and prevent uncertified vehicles from entering the market. The State Administration of Market Supervision, the Ministry of Industry and Information Technology and the Ministry of Public Security collectively manage 3C-certified e-bicycle products (including certificate numbers, vehicle codes, motor codes, controllers, batteries and related technical parameters). Sales of models that do not meet the New National Standards or that have not been issued 3C certificates are no longer permitted. Products that are 3C-certified under the New National Standards can be sold in all geographic areas in China, except for certain provinces and cities, including Beijing, Tianjin, Shanghai and Zhejiang, which still require models to be included in catalogues in order to be sold in each respective jurisdiction.

We believe that the market for new standards e-bicycles has great potential. According to data released by the Ministry of Emergency Management and the Director of the Comprehensive Coordination Department of Work Safety, China’s e-bicycles developed rapidly in recent year. As of May 2019, there were more than 250 million e-bicycles in China. According to the statistics released by the Mistry of Industry and Information Technology of PRC, from January 2019 to November 2019, the output of e-bicycles by mid-sized and large enterprises was approximately 24.58 million units, representing a year-on-year increase of approximately 14.8%. In November 2019, the monthly output of e-bicycles reached 2.12 million, representing a year over year increase of approximately 10.9%. Also, from January 2019 to November 2019, the aggregate gross sales of e-bicycle was RMB 66.33 billion (approximately $9.38 billion), representing a year over year increase of approximately 7.1%, with profit of RMB 2.57 billion (approximately $0.36 billion), representing a year-on-year increase of approximately 10.3%.

It is estimated that by the end of 2019, the total number of e-bicycles in China exceeded 300 million. With the implementation of the New National Standards, we expect that approximately 60% of these e-bicycles will be gradually replaced by new products that comply with the New National Standards. Taking into account both the replacements and increasing new demand, it is estimated that the aggregate demand for e-bicycles compliant with the New National Standards will be no less than 250 million units over the next two to three years, with a potential sales value of approximately RMB 500 billion (approximately $70 billion) if the New National Standards is strictly enforced nationwide.

The e-bicycle manufacture industry in China is highly fragmented. As shown in the chart below, Yadea and Aima together accounted  for approximately 36% of the domestic e-bicycle sales in 2018. Most of these manufacturers focus on non-new standards e-bicycles which are considered more powerful and more popular in the market. However, with the implementation of the New National Standards, the market is expected to be redistributed among a greater number of competitors.

Source: ZDC, 2019 China Electric Bicycle Industry Development White Paper

Local sales markets for new standards e-bicycles is also fragmented. For example, as shown in the chart below, there was no brand taking more than 10% of the market in the first half of 2019 in Beijing. We believe that this fragmented market structure may create development opportunities for our company.

Source: Beijing Bicycle and Battery Bike Association

With the implementation of the New National Standards, we believe that the lithium battery market will also expand accordingly. The restrictions on vehicle weight and speed imposed by the New National Standards should benefit the lithium battery industry and possibly make the lithium battery, rather than the lead-acid battery, the mainstream choice for e-bicycles in China. According to the Report on the Prospect of Lithium Battery for Electric Bicycles (the “Lithium Battery Report”) released by Shenzhen Gaogong Institute of Industry Research Company on the 37th Jiangsu International Electric Vehicle and Parts Trade Fair held in Nanjing on October 25, 2019, the first research report on lithium battery in China’s E-bicycle Industry since the implementation of the New National Standard. In 2018, the sales volume of lithium battery e-bicycles reached approximately 4.11 million units, a year-on-year increase of 62.5% as compared to 2017. The penetration rate of lithium battery in the e-bicycle market reached approximately 12.45%. The Lithium Battery Report predicts that the penetration rate will reach approximately 30% in 2019 and approximately 50% in 2021 and the volume of lithium battery e-bicycle will exceed 10 million in 2020. As a result, lithium batteries have surpassed lead-acid batteries and become the mainstream battery in the market. As such, we believe the market demands for e-bicycle lithium batteries will increase rapidly and will support the growth of our lithium battery packing and sales business.

Chart 3. The Domestic Replacement Rate for
E-bicycles and Lithium Battery Bicycles
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Output of e-bicycles (10 thousand)
Output of lithium battery bicycles (10 thousand)
Total energy of lithium battery bicycles (Gwh)

We are committed to create our own brand for new standards e-bicycles through our online-offline combined sales and service models. Since September 2019, we made progress in the production and sales of new national standards e-bicycles. We started our e-bicycle sales through selling agents and then launched our own e-bicycle models via original design manufacturer in Beijing. We also started training the sales team and built our sales channels for our e-bicycles. In December 2019, the new standards e-bicycle production line of Tianjin Dilang was put into production. The production capacity of the production line is approximately 300,000 units per year. Tianjin Dilang has produced more than 4,000 units of e-bicycles and 2,000 units of urban e-tricycles in January 2020. Although the COVID-19 pandemic slowed the production of Tianjin Dilang in February 2020 and March 2020, we have gradually resumed the production since April 2020. As of June 30, 2020, we have produced 10,388 units in total with an average monthly utilization rate of approximately 7%. It is expected that the total output of Tianjin Dilang will reach 21,600 units and reach an average monthly utilization rate of 14.4% for the period between July 1 to December 31 of the year 2020. We can also estimate that the total output of Tianjin Dilang will reach approximately 32,000 units with annual average utilization rate of approximately 10.67% in 2020 and 100,000 units with an annual average utilization rate of approximately 33.3% by the end of 2021. According to our forecast, it is estimated that the total sales volume of e-bicycles of the Dilang brand will reach 240,000 units or 80% of utilization rate annually by the end of 2024. The 80% utilization rate includes the expansion we intend to undertake with the proceeds of this offering.

Facing the challenge from the COVID-19, we have adopted positive marketing policies. We have been focusing on market penetration, local sales, and providing more preferential payment terms to our distributors and customers. Jiangsu Cenbird has started to expand its wholesaler channel in Changzhou and Wuxi with slogans “affordable e-bicycles with higher quality” and “100 stores in one city, shared with value” since March 2020. Further, Tianjin Dilang has started “town and village full-coverage” activities to increase the brand awareness since January 2020. Between October 1, 2019 and March 31, 2020, Tianjin Dilang and Jiangsu Cenbird had completed sales of RMB 23.1 million (approximately $3.3 million). By the end of June 2020, we had also built a 30-meter urban e-tricycles production line to expand the production of urban e-tricycle. In May 2020, we have developed a new technology application - “P” key driving – with an inductive key using radio frequency communication technology used for our new e-bicycle model to improve the safety and convenience of customers’ riding experiences. Moreover, we have completed our shared e-bicycle rental IoT platform at the end of May 2020 and launched a trial system in June 2020. We believe it can create a new source of revenue and diverse our revenue stream. We plan to continue our investments in the designs, production and technologies in e-bicycles and its related products. We believe that our investments in this field will provide us with unique advantages in the market.

Increasing demand for short-distance delivery services will promote the development of e-bicycle rental and battery exchange/charging businesses.

According to the State Post Bureau, the development index of the express delivery industry was 208.2 in December 2019 (with the development index in March 2016 equaling 100), representing a year-over-year increase of approximately 30.1%. In addition, each of the development scale index, service quality index, and development capability index of the express delivery industry were 252.6, 229, and 193.1, respectively, representing year-over-year increases of 16.3%, 62.8%, and 16.6%, respectively. Driven by promotional activities in the e-commerce industry, express delivery orders in November and December 2019 exceeded 2 billion.

In 2019, the volume of packages delivered by express delivery companies nationwide totaled 63.52 billion pieces, representing a year-over-year increase of 25.3%, and revenue totaled RMB 749.78 billion (approximately $106 billion), representing a year-on-year increase of 24.2%. In particular, courier and express delivery volume totaled 11.04 billion pieces, accounting for 17.4% of the total delivery volume and 10% of total revenue.

With the advantages of high mobility, low-carbon footprints and cost efficiency, e-bicycles and e-tricycles have become an important means of transportation for express delivery services in China. Therefore, we expect that the development of the express delivery industry, especially the same city delivery business, will contribute to demand for batteries, e-bicycles and e-tricycles.

The rapidly developing takeaway food industry also stimulates demand for e-bicycles and batteries. According to a report issued by the Forward Industry Institute, the current growth rate of the takeaway food business averages more than 10% per year, exceeding that of the traditional restaurant industry. It is expected that the online food order and delivery market will continue to grow, with a potential to exceed RMB 300 billion in 2020.

The expansion of the takeaway food industry and couriers will drive the demand for deliverymen. In 2019, the top three food delivery platforms, Meituan, Elema and Zhongbao, had a combined average daily active delivery staff of nearly 6 million. Increase in demand for deliverymen will contribute to increase in demand for lithium batteries, e-motorcycle, e-bicycles and e-tricycles. For a deliveryman, the core competitiveness of his service depends on his lithium battery. We estimate that one deliveryman uses an average of two to two-and-a-half 60V/20A batteries per day, while traveling an average of approximately 70 kilometers (approximately 45 miles) per day. The traditional lead-acid battery requires approximately 8 hours of charging time, weighs approximately 35 kilograms (approximately 77 pounds) and has a duration of approximately 30 to 40 kilometers (approximately 18 to 25 miles). In contrast, a 60V/20A lithium battery requires approximately 3 hours of charging time with the usage of a special charger, weighs approximately 9 kilograms (approximately 20 pounds), and has a duration of approximately 45 to 50 kilometers (approximately 31 miles). The performance of the lithium battery has made e-bicycles the most popular means of transportation for deliverymen. Most deliverymen are in the low-income job market, and a one-time purchase of an e-bicycle and multiple lead-acid batteries could be a large financial burden for them. Therefore, lithium battery and e-bicycles rental services could be attractive to them.

Our smart charging piles could effectively address fire safety concerns for e-bicycle charging.

According to the Fire Protection and Rescue Bureau of the Ministry of Emergency Management, each year in China there are more than 2,000 fire accidents, more than 1,000 casualties and approximately RMB 300 million of economic losses caused by e-bicycle charging malfunctions. In recent years, governments at all levels and fire supervision departments have started to inspect charging piles, and fire hazard and property management companies have also introduced safety measures. For example, e-bicycles and their batteries are generally not allowed to be brought into residential buildings.

Many new brands of e-bicycle charging piles are entering the domestic market, but we believe that our charging pile technology is advanced and gives our products a competitive edge. Our self-developed “Hengdian” brand smart charging pile complies with the highest fire safety standards, and has smart data collection ability. It is able to detect and adapt to different e-bicycle batteries. It automatically turns off power once it detects that a battery has been fully charged. Our Hengdian smart charging pile has received a certificate of quality control issued by the Wuxi Institute for Product Quality Inspection. We also obtained a product liability insurance for the Hengdian smart charging piles from China Pacific Insurance Company.

Competitive Strengths

Accumulated Industry Resources

Our management and key personnel have strong industry experiences in the lithium battery industry, the e-bicycle industry and the e-commerce industry, which we believe will boost our marketing. For example, Dr. Henglong Chen, one of the early founders of Hengmao Battery, has extensive experience in lithium battery industry. Mr. Yuxing Liu, the General Manager of Jiangsu Cenbird, entered into the e-bicycle industry in 1999 and created the brand of Cenbird e-bicycle in December 2000. Mr. Huiyan Xie, the General Manager of Tianjin Dilang, has over ten years’ industry experiences in e-bicycle manufacturing and marketing. Mr. Huajian Xu, the Vice President of Jiangsu Baozhe, has been working in the telecommunications and IT industry for more than 15 years and has a deep understanding of e-commerce and IT technology. Mr. Xiaosong Qin, our executive vice president since August 2020, has extensive experience both in business and investment management. He has a master of business administration from Leonard N. Stern School of Business, New York University. He currently resides in the United States and is responsible for our business development in North America and Latin America.

In addition, we have developed a strategic alliance with the Jiangsu Institute of Research of Dalian University of Technology since July 2019. Pursuant to our agreement, the research institute will provide us with personnel training, technologies sharing and technical supports, helping to expedite our long-term development plans.

Advanced Operations Model

One of our competitive advantages lies in our advanced operations model. We manage our costs and expenses through outsourcing. Through our smart charging piles, we expect to be able to acquire information about customers and to promote our products and services. We also promote our products and services through the advertisement on WeChat applet for our smart charging piles, sell products through social media and e-commerce platforms (including TikTok and Taobao Live) and apply O2O (“online to offline”) and B2B2C (“business to business to consumer”) marketing models. According to our internal estimates, these marketing models, compared with having offline stores only, has saved us more than 5% of sales expenses and have increased our margins. In addition, our experienced information technology team has built a basic IoT platform that we believe puts us ahead of our competitors with no IoT platform for their products and/or services.

Quality Products and Services

We seek to innovate and enhance our existing mature e-bicycle models so that we can offer competitive pricings. In our manufacturing processes of e-bicycles, we aim to control cost while maintaining quality, through the application of lean production methods and Total Quality Management practices.

Consistent with our efforts to provide high-quality products, we strive to provide high-quality services. We aim to help satisfying customers’ long term, rather merely serving their short-term needs. This approach has guided the development of our online 4S services for quick-response maintenance, and our design of high-endurance batteries for takeaway food deliverymen.

We use A-level battery cells to pack our batteries, and our battery management system has evolved as we accumulate technology improvements and experience. As a result, our self-produced batteries have approximately an average of 10% longer usage duration than the national standards for lithium batteries that took effect in July 2019 (GB T36972-2018).

Our Strategies

We hope to transform ourselves in the next five years (between 2021 to 2025) into a well-regarded e-bicycle manufacturing, sales and service company with a market share of at least 1% in the e-bicycle industry in China, representing no less than an annual sales volume of 350,000 units by the end of 2025. Over that time period, we plan to build our sales and service network in the Beijing-Tianjin-Hebei urban agglomeration area, the Yangtze River Delta metropolitan area, the Zhujiang River Delta metropolitan area and several inland central cities, such as Chengdu, Xi’an and Zhengzhou, and to deploy 50,000 smart charging piles. We expect to achieve these goals by leveraging our manufacturing experience, our expanded product portfolio, our power battery resources and IoT technology.

In the near term, we plan to maintain our lithium battery assembly and sales business and expand our lithium battery and e-bicycle rental business. Currently, our rental business is based in Changzhou, Wenzhou and Wuhu cities. We plan to expand the business to Wuxi, Foshan, Xuzhou, Chengdu and other cities. We also plan to implement installment purchase plans with the help of consumer finance solutions provided by financial institutions in 2021. In addition to our e-bicycles, we will also promote Cenbird’s e-bicycles. Once transitioned to us, we plan to continue to market and sell Cenbird e-bicycles (e-scooter) in the United States, Brazil, Israel, Southeast Asia countries and Europe. Furthermore, we plan to launch our online 4S maintenance services. In our smart charging pile business, we expect to provide hardware to franchisees with whom we enter into co-investment and income-sharing arrangements, and engage in self-operation. We will upgrade our smart charging piles partially with LCD screens, which could allow us to generate advertisement income in the future. By the end of 2020, we expect to deploy and install 5,000 smart charging piles, mainly in or adjacent to various stores, stands, parks and e-bicycle parking lots, many of which are located in basements of buildings.

Eventually, we plan to build a short-distance IoT transportation network that integrates sales, rental, charging, battery exchanges and other maintenance service to provide short-distance commuters with comprehensive e-bicycle products and services, an ecological chain from manufacturing to sales to rentals to charging and maintenance. In the long term, we aim to becoming a leading domestic short-distance transportation solutions provider in China.

Our Products and Services

Our product portfolio includes lithium batteries, Dilang-brand and Cenbird-brand e-bicycles and e-tricycles, and Hengdian-brand smart charging piles. We (i) trade lithium cells; (ii) rent and sell lithium batteries; (iii) design, manufacture, rent and sell e-bicycles and e-tricycles; and (iv) sell, franchise and operate smart charging piles for e-bicycles and other electronic devices. We also provide after-sales services for our e-bicycles, including technical support, parts supply and sales of peripheral products and derivatives, including raincoats, helmets and mobile phone brackets.

Batteries

In December 2018, we ceased battery cell manufacture, although we still engage in battery cell trading. Generally we will enter into a lithium battery cell sales contract with downstream customers first, and then purchase from a suitable upstream supplier, and resell the battery cells to the downstream customers. In batter cell trading, we do not provide storage or bear the risk of inventory. All the quality assurance risks are borne by the suppliers. We are able to quickly match buyers and sellers leveraging our resources in the industry accumulated over the years of our manufacturing and trading lithium battery cells, including industry information, business relationship and industry reputation.

At the same time, we pack, rent and sell batteries. If a large number of battery packs are needed, we will either purchase the battery cells and assemble the batteries by ourselves or outsource to third-party manufacturers.

We realized revenue of $550,381 from our battery packing business for the year ended September 30, 2018. Our battery cells trading and battery packs sales for the six months ended March 31, 2020 and the year ended of 2019 were approximately $1.1 million and $1.3 million, respectively, mainly from our existing  trade partnerships. In the future, we will continue to engage in trading business, especially those that could use our battery packing capabilities and our special e-bicycle battery models such as our 60V and 48V batteries.

Below are some of our bicycle battery models such as our 60V and 48V batteries:

Pouch cell

48V18A Lithium Battery

60V20Ah Lithium Battery

Dilang E-Bicycles

Dilang-brand e-bicycles include eight models of new standards e-bicycles with 3C certification, three of which are included in the current Beijing catalogue. We also produce urban-style e-tricycles under the Dilang brand which are not required to hold any 3C certification. In 2020, we plan to apply for 3C certification for 20 to 30 New National Standards e-bicycle models. In the fiscal year ended September 30, 2019, we had revenue from sales of Dilang brand e-bicycle of $18,594.  Due to the Outbreak of COVID-19, we have adjusted our forecasted sales volume and sales revenues. In order to recover our sales post COVID-19, we have enhanced our supply chain and reinforced sales promotions, including sending direct mail advertising paper to our customers and advertising our products in local agent stores. For the six months ended March 31, 2020, Tianjin Dilang had sold approximately 8,364 units of e-bicycle and reached the revenue of approximately RMB 10.8 million (approximately $1.5 million). It is expected that the total revenue of Tianjin Dilang will decrease approximately 30% for the year ending September 30, 2020 as compared to our initial forecast.

Below are some of Dilang brand’s e-bicycles and urban-style e-tricycle:

TDT001Z:	TDT002Z:

TDT003Z:	TDT004Z:

TDT005Z:	TDR66Z:

TDT01Z	TDT03Z

Urban e-tricycle: A6	Urban e-tricycle: X7

Urban e-tricycle: Jelly Bean

The Dilang brand of products are primarily sold through regional distributors. For the year ended September 30, 2019, Dilang had sales revenue of $104,080. We encourage customers to pick up their e-bicycles at nearby offline shops around Beijing, Tianjin, Changzhou and Wuhu, and also provide delivery to customers in Beijing and Tianjin by ourselves, or to customers in other cities by express delivery.  Through our regional distributor in Beijing, Beijing 70 Generation Co., Ltd. (“70 Generation”), we have developed a network of seven offline stores where customers can pick up purchased products. These offline stores also offer after-sales services. Pursuant to our regional distributor agreement with 70 Generation, it shall sell no less than 36,000 e-bicycles annually. Because of the Outbreak of COVID-19, the production and sales of Dilang brand of products have been materially impacted.

Cenbird E-Bicycles and Other Products

Cenbird is a well-known brand in the e-bicycle industry. The Cenbird product portfolio includes high-speed non-new standards e-bicycles, light electric motor scooters (“e-mopeds”) and new standards e-bicycles. Currently, all Jiangsu Cenbird products are manufactured through original design manufacturer outsourcing by Changzhou Cenbird. To date, Jiangsu Cenbird has no inventory of non-new national standards e-bicycles. We will not pre-produce these products unless an order has been placed.

The Cenbird brand of products are primarily sold through offline stores. Following our investment at the end of August 2019, we have gradually taken over the design, sales and research and development activities.

Below are part of the Cenbird e-bicycle models:

DQ7-7A	HONGYING

HUALING	HUANIU

JIALI	LINGYING

HONGSHAN	LINGZHI

KUPAO

XIAO YUZHOU	XIAOQINGXIN

T2	T3

Battery and E-Bicycle Rental Services

We began our lithium battery rental business under the brand “Hengmao” in early 2017. Initially, we provided battery rental services to sublease agents, who then leased them to individual and group customers   such as EMS and other express service providers. Since May 2018, we purchased customized charging cabinets and smart battery exchange cabinets from different third parties, and developed an IoT rental platform where our end customers can rent lithium batteries directly from us. We have also cooperated with Jiangsu Institute of Research of Dalian University of Technology to develop a WeChat applet for our end customers and intend to build a reliable IoT battery and e-bicycle rental management system.

Our total rental resources include approximately 9,600 batteries and 3,140 e-bicycles without batteries as of March 31, 2020. For the six months ended March 31, 2020, the average rental revenue per battery per month was approximately RMB 46.04 (approximately $6.57), and the average revenue per e-bicycle per month was approximately RMB 253.74 (approximately $36.19). Our total revenue from our rental business for the six months ended March 31, 2020 was approximately RMB 7.4 million (approximately $1.0 million), of which approximately RMB 2.7 million (approximately $ 0.4 million) was from battery rental and approximately RMB 4.7 million (approximately $ 0.6 million) from e-bicycle rental. Our total revenue from our rental business for the six months ended March 31, 2019 was approximately RMB 15.3 million (approximately $ 2.2 million), of which approximately RMB 2.3 million (approximately $ 0.3 million) was from battery rental and approximately RMB 13.0 million (approximately $ 1.9 million) was from e-bicycle rental. During the six months ended March 31, 2020, the rental revenue of lithium battery accounted for approximately 35.7% of the total rental revenue, and the rental revenue of e-bicycles accounted for approximately 64.3% of the total rental revenue. Among them, the lithium battery rental revenue from sublease agents accounted for approximately 71.5% of the total battery rental revenue and the lithium battery rental revenue through Yidianxing application accounted for approximately 28.5% of the total battery rental revenue. The rental revenue of off-line e-bicycles accounted for approximately 41.1% of the total e-bicycle rental revenue and that of online e-bicycles accounted for approximately 58.9% of the total e-bicycle rental revenue for the six months ended March 31, 2020.

Our total rental resources include 12,000 batteries and 6,140 e-bicycles without batteries as of September 30, 2019. Each e-bicycle needs one battery. For the year ended September 30, 2019, the average rental revenue per battery per month was approximately RMB 38.59 (approximately $5.62), and the average revenue per e-bicycle per month was approximately RMB 281.44 (approximately $40.97). Our total revenue from our rental business for the year ended September 30, 2019 was approximately RMB 26.4 million (approximately $3.8 million), of which approximately RMB 5.56 million (approximately $0.81 million) was from battery rental and approximately RMB 20.74 million (approximately $3.02 million) from e-bicycle rental. Our total revenue from our rental business for the year ended September 30, 2018 was approximately RMB 17.3 million (approximately $2.6 million), of which approximately RMB 4.02 million (approximately $0.61 million) was from battery rental and approximately RMB 13.31 million (approximately $2.03 million) was from e-bicycle rental. Currently, all the e-bicycles we rent are non-new standards e-bicycles. During the fiscal year ended September 30, 2019, the rental revenue of lithium battery accounted for approximately 21.13% of the total rental revenue, and the rental revenue of e-bicycles accounted for approximately 78.87% of the total rental revenue. Among them, the lithium battery rental revenue from sublease agents accounted for approximately 87.05% of the total battery rental revenue and the lithium battery rental revenue through Yidianxing application accounted for approximately 12.95% of the total battery rental revenue. The rental revenue of e-bicycles from sublease agents accounted for approximately 80.33% of the total e-bicycle rental revenue and that of e-bicycles through Yidianxing application accounted for approximately 19.67% of the total e-bicycle rental revenue for the year ended September 30, 2019.

Leveraging our IoT platform, we are able to recognize each battery in the smart exchange cabinets through an embedded ID chip and distribute our batteries to the registered customers in real time through our Wechat applet. Through the Wechat applet, customers can open the cabinets to take rented batteries and return used batteries. Whenever a customer takes away a battery, the system automatically starts to a timer. Every 24 hours is a billing period. Each customer needs his or her ID card and/or mobile phone number to register to an account with us. We also check every customer’s sesame credit points which is developed by Alipay. If a customer’s credit point is lower than our required standard, he or she has to pay a deposit. When the customer returns the battery to the cabinet, the system is able to read the embedded ID chip. Once the system recognizes the battery, it will stop timing the customer.

The lithium batteries we rent to our customers are 60V/20A models. They can be used in multiple e-bicycle models with compatible battery compartments. Our target customers usually run average 90-100 kilometers a day, and require a combined battery usage of approximately 100-120 kilometers. In addition, we aim to cover the cost of our batteries within 8 to 10 months with an expected battery life of 18 to 24 months. Long life-cycle also means more opportunities for secondary use before the battery is scrapped (e.g. as a storage battery for emergency use).

We entered into agreements with different sublease agents, pursuant to which we rent them lithium batteries for a fee of RMB 6 per battery per 24 hours, and rented them non-new standards e-bicycles for a fee of RMB 20 per e-bicycle per 24 hours or a monthly subscription fee of RMB 450 with an unlimited usage of batteries. Since May 2018, we have started to rent to end customers ourselves via charging cabinets and smart battery exchange cabinets that we operate through our IoT platform around the service stands of online meal delivery companies Meituan, Elema and Ali Zhongbao. Deliverymen can purchase our rental services through our mobile application, Yidianxing, then scan codes and make payments at the exchange cabinets to rent or return batteries. Our IoT platform software has been granted one software copyright.

Initially, we didn’t have our own brand of e-bicycles and the e-bicycles we rented were provided by Shenzhen Star Asset Management Co., Ltd. (“Star Asset”), a related party of the Company. For risk control purposes and in expectation of potential strategic cooperation, Star Asset provided 1,000 non-new standards e-bicycles in August 2017 and an additional 7,000 non-new standards e-bicycles in January 2018 through operating lease. Since July 2019, we also provide rental services of the Cenbird brand of non-new standards e-bicycles, all of which were purchased from our related party, Changzhou Cenbird.

The illustration below generally illustrates the flow of our IoT rental services:

Because of the cost, none of the batteries were embedded with GPS modules, so we cannot track each individual battery. However, all of the e-bicycles for rent have been embedded with GPS modules and we can keep track of them.

Hengdian Smart Charging Piles

Our smart charging piles are manufactured by Wuxi Hanbo New Energy Co., Ltd. A smart charging pile is composed of hardware and software systems. The hardware system is composed of a high-speed single chip microcomputer, a 4G module connection to the Internet, a processing module, a power acquisition module, a relay control module and a peripheral auxiliary system module. The software system has been granted 10 software copyrights.

Currently, there are no national-wide or industry standards for e-bicycle smart charging piles, although Henan province has issued a local standard for charging piles. We have received a certificate of quality control issued by the Wuxi Institute for Product Quality Inspection for our charging piles. China Pacific Insurance (Group) Co., Ltd. provides the quality insurance.

Our smart charging pile business includes hardware provision to franchisees with whom we enter into co-investment and income-sharing arrangements, and self-operation. We enter into five-year franchising agreements with franchisees of our charging piles. For an investment of RMB 800 (approximately $113.11), a franchisee will receive 30% of the revenues generated by one charging pile and for an investment of RMB 1,000 (approximately $141.38), a franchises will receive 50% of the revenues generated. As of March 31, 2020, there are approximately 800 charging piles operated by franchisees and 1,200 of charging piles operated by us directly in Wuxi, Suzhou, Wenzhou, Wuhu and Changzhou.

The charging pile business is a strategical line of business. We can collect the e-bicycles and users’ information which will assist us in our big data analysis. To date, we do not have any significant revenue from charging piles. Charging piles installed in areas with high population density can generate revenue of approximately RMB 120 (approximately $16.97) per month per charging pile, compared with the revenue of approximately RMB 20 to 30 (approximately $2.83 to $4.24) per month per charging pile generated from areas with low population density.

Research and Development (“R&D”)

From October 2016 to December 2019, our continued expenditure in research and development has amounted to RMB 3 million (approximately $430,000). In the early stage of our company, we mainly focused on developing know-how for the production of lithium battery cells and packing technology. We obtained a number of patents in this area. As of the end of 2019, we spent more than RMB 1 million (approximately $140,000) to develop our IoT rental platform and jointly develop other technology relating to our rental business, including battery ID chips, smart exchange cabinets and operating and marketing systems. In addition, we invested over RMB 500,000 (approximately $70,000) to develop the smart charging pile.

Our subsidiary Tianjin Dilang focuses on developing New National Standards bicycle models. We invested almost RMB 3 million (approximately $430,000) to develop new e-bicycle models in the calendar year 2019, and we have 3C certifications for eight models.

In July 2019, we entered into a strategic cooperation agreement with the Jiangsu Institute of Research of Dalian University of Technology, which provides us with opportunities in personnel training, technologies sharing and technical supports.

Customers

Our customers can be classified as follows. Customers for our battery cells trade business are mostly institutions. For battery cell trade, our most important customers are Shanghai Yutu Industry Co., Ltd, Shanghai Jialongtai Industry Co., Ltd, and Jiangyin Zhuoao International Trading Co., Ltd, which accounted for approximately 49%, 37% and 14%, respectively, of our trading of lithium battery cells for the year ended September 30, 2019. We had no revenues from battery trading in the year ended September 30, 2018. We do not have an ongoing contractual arrangement with the aforesaid top customers.

Customers for our battery and e-bicycle rental business are predominantly individuals, including end-users, end customers and sublease agents. We don’t have any agreement with end-users and end customers except for the registration information and the e-receipt to the customers when they first use the WeChat applet service. Our end-users can rent and pay for e-bicycles and batteries on the WeChat applet. In addition, the sublease agents play a critical role in our rental business in allowing us to have a further geographical outreach. We had three main sublease agents in the fiscal year ended September 30, 2019, Mr. Guoqing Zhu, Mr. Liwu Zhong and Mr. Zewu Zhao, who accounted for 30%, 23% and 12%, respectively, of our rental business revenues for the year ended September 30, 2019. For the year ended September 30, 2018, the revenues generated by Mr. Guoqing Zhu, Mr. Liwu Zhong and Mr. Zewu Zhao accounted for 30%, 47% and 6%, respectively, of our rental business revenues for the fiscal year ended September 30, 2018. Two of the three sublease agents, Mr. Guoqing Zhu and Mr. Liwu Zhong, are engaged in e-bicycle rental business and Mr. Zewu Zhao is engaged in battery rental business. The two e-bicycle sublease agents accounted for approximately 67% of the e-bicycle rental business and approximately 53% of our total rental business revenues for the year ended September 30, 2019. The battery rental sublease agent accounted for approximately 57% of our battery rental business and approximately 12% of our total rental business revenues for the year ended September 30, 2019. We usually enter into a cooperation agreement with each sublease agent. Pursuant to the e-bicycle rental cooperation agreement, we provide for the sublease agent e-bicycles for rental and any necessary repair service. The sublease agent shall pay the monthly lease fee in the amount of RMB 250 (approximately $36) per unit. Such sublease agreement can be terminated by either party if the other party breaches the agreement. We usually enter into a one-year sublease cooperation agreement with our battery rental sublease agents. Pursuant to the battery rental agreement, we provide for the sublease agent the battery packs with charging services, and our sublease agent shall be responsible for the battery location selection and marketing. The sublease agent shall pay a monthly sublease fee in the amount of RMB 80 (approximately $12) per unit. The sublease cooperation agreement can be terminated by each party upon a 30 days’ advance notice, Mr. Liwu Zhong, Mr. Guoqing Zhu and Mr. Zewu Zhao terminated their agreements in January 2019, January 2020, and May 2020, respectively. To date, we only have one sublease agent, Ms. Xiaoying Zheng, who is operating battery rental business in Wuhu, Anhui Province.

The customers for e-bicycle sales include individuals and institutional distributors, as well as individual customers. We usually do not enter into sales agreement with individual customers. The sales agreement with our distributors, such as 70 Generation, usually provides that we authorize the distributor to exclusively sell our products in a specific region and the distributor shall meet the monthly sales volumes stipulated in the agreement. The agreement can be terminated by our company if the distributor fails to reach the sales volumes for 6 consecutive months or by each party upon 30 days’ advance notice. For smart charging piles, our customers are franchisees and we usually enter into five-year franchising agreements with them. The franchise agreement includes the terms of cooperation, investment terms, revenue sharing ratio, and payment term. We provide the charging piles with installation and maintenance services for a one-time fee of RMB 800 (“800 Pile”) or RMB 1,000 (“1,000 Pile”) per charging pile paid by the franchisee. The franchisee shall be responsible for the legal use of the charging pile stations and will receive 30% of the revenues generated by one 800 Pile or 50% of the revenues generated by one 1,000 Pile.

Sales and Marketing

Our general marketing strategy is integrated marketing by building an ecological chain. We adopt different sales tactics for the different brands we operate. Hengmao is our lithium battery brand, Dilang and Cenbird are our e-bicycle brands, and Hengdian is our smart charging pile brand.

Our Hengmao-brand batteries are primarily being rented, with a portion of them sold to customers who need to replace their old lead-acid batteries, including as a result of our promotional activities.

For the Dilang and Cenbird brands of e-bicycles, our marketing strategies include continuously developing new models of e-bicycle to improve product portfolio and making full use of new media to promote our products, i.e. advertising on social media and engaging in targeted marketing such as displaying our own advertisements on the WeChat applet homepage of our smart charging piles. Our sales are mostly conducted through WeChat mall and live network platform (including TikTok and Taobao Live). Tianjin Dilang’s products are mainly sold in urban and suburban areas in Beijing, Tianjin, Hebei, Shandong, Henan and Guangdong. Jiangsu Cenbird’s products are mainly sold in Jiangsu, Anhui, Shandong, Zhejiang and Sichuan. For the year ended September 30, 2019, we had achieved a sale amount of $37,242 and $48,244 on Taobao and Pinduoduo platforms, respectively, and each accounted for 0.72% and 0.93% of our total sales, respectively. For the six months ended March 31, 2020, our online sales amounted to $636,228, including Taobao, Pinduoduo platforms, and our self-developed application, Yidianxing, which accounted for 11.54% of our total sales. We plan to expand our market overseas by attending various international electronics exhibitions to market our products in North America.

Marketing for our smart charging piles is mainly carried out by relationship marketing and by telephone calls and visits made by our sales team. Franchisees and distributors are responsible for relationship marketing, including seeking access to parking lots through relationships with property owners and property management companies. Telephone and in office visits target small business owners for the installation of our smart charging pile on their premises.

Seasonality

Our products and services have no obvious seasonal characteristics. In terms of the production and sales of e-bicycles and e-tricycles, we experience minor impacts in the northern regions during winter season. However, even in the northern regions of China, weather is not the primary consideration for low- to middle-income individuals and families seeking vehicle transportations.

Because our customers in the rental business are mainly Meituan, Elema and Ali Zhongbao meal and express deliverymen, students and business travelers, we may experience minor impacts during school holidays. Historically, we also experience declines during the first quarter of the year, due to the Chinese New Year and other holidays.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio as of the date of this prospectus included the following:

●	Patents: We had 10 registered patents in China, covering battery cell manufacturing, battery packing and 2-stroke permanent magnet engines and motors as well as e-bicycle manufacturing. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the 10 patents are as follows:

No.	Patent Description	Holder	Patent Type	Patent Number	Duration
1	Two-stroke permanent magnet engine	Yizhiying IoT	Invention	ZL201010552062.5	November 19, 2010 to November 18, 2030
2	Lithium battery module battery pack	Hengmao Power Battery	Utility Model	ZL201220314654.8	June 29, 2012 to June 28, 2022
3	Two-stroke permanent magnet engine	Hengmao Power Battery	Utility Model	ZL201020616266.6	November 19, 2010 to November 18, 2020
4	Permanent magnet double torque motor	Hengmao Power Battery	Utility Model	ZL201020536686.3	September 20, 2010 to September 19, 2020
5	Lithium-ion battery cell	Hengmao Power Battery	Utility Model	ZL201020501204.0	August 23, 2010 to August 22, 2020
6	Electric vehicle headlamp device	Yizhiying IoT	Utility Model	ZL201922413164.8	December 27, 2019 to December 26, 2029
7	Leakage proof device for electric vehicle	Yizhiying IoT	Utility Model	ZL201922418505.0	December 28, 2019 to December 27, 2029
8	Portable folding bicycle	Yizhiying IoT	Utility Model	201922390563.7	December 27, 2019 to December 26, 2029
9	Labor-saving simple car ladder	Yizhiying IoT	Utility Model	201922414574.4	December 28, 2019 to December 27, 2029
10	Detachable and lifting basket	Yizhiying IoT	Utility Model	201922419538.7	December 30, 2019 to December 29, 2029

●	Software copyrights: We had a large portfolio of protected software copyrights, including 11 software copyrights registered in China;

●	Trademarks: We owned five registered trademarks, and had right to use one registered “Cenbird” trademark. Our trademarks include the combination of graphs and names for Dilang, Yidianxing, Hengmao, Shijilanxiang, Cenbird and Baozhe:

●	Domain names: We have six registered domain names in China, including www.ez-go.com.cn, www.ezgotech.com.cn, www.ezgotech.cn, www.dilangmotocycle.com, www.dilangtech.com and www.cenbird.com.cn.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our customers and, for internal controls, we adopt and maintain policies governing the operation and maintenance of our systems and the management of user-generated data.

Competition

After decades of development, China’s e-bicycle market is now facing increased competition and consolidation. Large manufacturers are pushing to reduce prices and to improve processing technologies, product quality and service coverage, while small manufacturers are intensifying regional competition by improving product quality and investing in market expansion. As a result of the release of the New National Standards, all manufacturers have been brought to the same starting line in terms of model designs, quality control and cost control.

We believe the principal competitive factors in our market are:

●	ability to conform to the New National Standards;

●	product features and functionality;

●	quality of technologies and, as a result, research and development capabilities;

●	ability to innovate and respond rapidly to customer needs;

●	ability to control costs;

●	relationships with key participants in the value chain;

●	sufficient capital support; and

●	brand awareness and reputation.

We believe we can compete favorably based on the above factors. However, we expect competition to intensify in the future. Our ability to remain competitive will largely depend on our business model, the quality of our products and services, the effectiveness of our sales and marketing efforts and our ability to enhance the features and functionality of our products.

Employees

We had 83 full-time employees as of June 30, 2020. As of the date of this prospectus, all our employees are based in China.

The following table provides the number of our employees by function, as of June 30, 2020:

Function	Number of Full-Time Employees
Research and Development	7
Business and Marketing	55
Administrative, Human Resources and Finance	21
Total	83

As required by the laws of the PRC, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance and medical insurance. We are required under PRC law to make contributions monthly at specified percentages of the salaries, bonuses and certain allowances of our PRC-based full-time employees, up to maximum amounts specified by applicable local governments.

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that maintaining good working relationships with our employees is essential, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Assembly, production and delivery of our batteries, smart charging piles and a portion of our rented e-bicycle and battery products are conducted by independent contractors. The fluctuation in the number of contractors is related to changing business and production needs.

Properties

Our headquarters are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of June 30, 2020, we did not own any real estate, and we leased an aggregate of approximately 12,000 square meters (approximately 124,000 square feet) of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Address	Size	Rent	Expiration
A203, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	60 square meters (approximately 645.8 square feet	RMB 2,160 per month (approximately $305.4)	April 24, 2023
A201-202, A208-209, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	235 square meters (approximately 2,529.5 square feet)	RMB 8,460 per month (approximately $1,196.1)	April 24, 2023
3rd Floor, Office Building, No. 802, Huxi New District, Xiliu Village, Hengshanqiao Town, Changzhou Economic Development Zone, Changzhou, Jiangsu Province	300 square meters (approximately 3,229.2 square feet)	RMB 6,000 per month (approximately $848.3)	August 31, 2020
West Side of Jingjin Road, Nancai Village, Wuqing District, Tianjin	10,000 square meters (approximately 107,639.1 square feet)	RMB 35,000 per month (approximately $4,948.5)	July 31, 2025
Gu Jia Zu Dong Hua Cun, Wujin District, Changzhou, Jiangsu Province	320 square meters (approximately 3,444.5 square feet)	RMB 58,000 per year (approximately $8,200.3)	October 31, 2021
No. 70-72 Luofeng Manor Road, Rui’an City, Tangxiazhen, Wenzhou City, Zhejiang Province	55 square meters (approximately 592.0 square feet)	RMB 40,000 per year (approximately $5,655.4)	May 31, 2021
102-2, South, 11th Floor, Jiyuan Community, Jinghu District, Wuhu, Anhui Province	78 square meters (approximately 839.6 square feet)	RMB 2,000 per month (approximately $282.8)	June 20, 2021
No. 68 Xiangmei Garden, Tianning District, Changzhou, Jiangsu Province	167.4 square meters (approximately 1,801.9 square feet)	RMB 35,000 per year (approximately $4,948.5)	June 14, 2022
Room D101 and Room D102, Building 9, Yanghu Square, No. 9, Hutang Street, Hutang Town, Wujin District, Changzhou, Jiangsu Province	107.07 square meters (approximately 1,152.5 square feet)	RMB 15,000 per year (approximately $2,120.8)	March 31, 2022
No. 3 Office Building, No. 803, Liucunhu West District, Hengshanqiao Town, Changzhou, Jiangsu Province	2,000.0 square meters (approximately 21,527.8 square feet)	RMB 360,000 per year (approximately $51,604.0)	January 9, 2021

Insurance

We maintain product liability insurance for our smart charging piles. We consider our insurance coverage to be consistent with customary industry standards adopted by other companies in the same industry and of similar size in China.

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business. We currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB 958,805.40 (approximately $136,000) and seeking for, among others, the payment of the contractual payment and the interest on the contractual payment.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB 1,272,560 (approximately $180,000) and seeking for, among others, the payment of the contractual payment. However, we estimated the most likely settlement amount to be RMB 426,000 (approximately $60,000). We believe there is no merit to Titans’s claims of the additional RMB 846,560 (approximately $120,000) and plan to defend the case rigorously.

Other than disclosed above, we are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATIONS

Our business operations are primarily in the PRC and primarily subject to PRC laws and regulations. This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation of Foreign Investment

The Company Law of PRC (the “Company Law”) was promulgated on 29 December 1993, which became effective on 1 July 1994, and was subsequently revised on 25 December 1999, 28 August 2004, 27 October 2005, 28 December 2013 and on 26 October 2018. Limited liability companies and companies limited by shares established in China shall be subject to the Company Law. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. Foreign-invested companies are also subject to the Company Law, except as otherwise provided in the foreign investment laws including the Law of the PRC on Wholly Foreign-owned Enterprise.

Pursuant to the Law of the PRC on Wholly Foreign-owned Enterprise, which was adopted on April 12, 1986 and amended and became effective on October 31, 2000, the establishment and subsequent changes of a wholly foreign-owned enterprise is subject to the approval by the authority in charge of commerce or foreign trade and investment and registration with the relevant administration for industry and commerce. The investor of the wholly foreign-owned enterprise must make payment or subscribe for the registered capital according to its articles of association. According to the Interim Measures for the Recordation Administration of the Establishment and Modification of Foreign-Invested Enterprises was promulgated on June 29, 2018 and became effective on June 30, 2018, which stipulates that where the wholly foreign-owned enterprise does not involve special access administrative measures prescribed by the government, the establishment and subsequent changes of a wholly foreign-owned enterprise will no longer be subject to the approval requirement, but it will be subject to filing with the relevant authority.

The Law of the PRC on Wholly Foreign-owned Enterprise and the Interim Measures for the Recordation Administration of the Establishment and Modification of Foreign-Invested Enterprises were both abolished on January 1, 2020. Currently the primary laws and regulations govern foreign investments in the PRC are the Foreign Investment Law, the Implementing Regulations of the Foreign Investment Law, and the Measures for the Reporting of Foreign Investment Information.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of contractual arrangement structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the People’s Republic of China, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Implementing Regulations of the Foreign Investment Law strictly implement the legislative principles and purpose of the Foreign Investment Law, emphasize on promoting and protecting the foreign investment, and refine the specific measures. At the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. This interpretation shall apply to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor by way of, among other things, gift, division of property, merger of enterprises, division of enterprises.

Furthermore, foreign investments in China are subject to investment information reporting obligations under the Foreign Investment Laws, which is further stipulated in the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, that were jointly promulgated by the MOFCOM and the State Administration for Market Regulation on December 30, 2019 and became effective on January 1, 2020. Pursuant to the Foreign Investment Reporting Measures, foreign investors and foreign-invested enterprises are obligated to submit investment information reports in regard with their direct or indirect investment activities in China through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, commencing from January 1, 2020. Such reports include preliminary report relating to establishment, modification report, deregistration report, and annual report.

Negative List of Foreign Investment

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalogue of Industries for Encouraged Foreign Investment (2019 Edition), or the 2019 Encouraged Catalogue, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the 2019 Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, or the 2019 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2019 Encouraged Catalogue and the 2019 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. On June 24, 2020, the Ministry of Commerce and the National Development and Reform Commission promulgated a new negative list, the 2020 Negative List, which will become effective on July 23, 2020. The 2020 Negative List further eliminates the prohibitions and lifts the restrictions on foreign investments in certain industries.

Regulation of the Production of Electric Bicycles

On June 24, 2017, the State Council of the PRC issued the Decision on Adjusting the Catalogue for the Administration of Production Permits for Industrial Products and on Trying out the Simplification of Approval Procedures, or the Decision. Pursuant to the Decision, the production license for electric bicycle was cancelled and was changed to implement mandatory product certification management. On July 2, 2018, the Announcement on the Arrangements for the Transfer of Electric Bicycle Products from Licensing to CCC Certification Management was jointly promulgated by the State Administration for the CNCA. According to the Announcement, electric bicycle products without CCC certification shall not be delivered, sold, imported or used in other business activities commencing from April 15, 2019. On July 19, 2018, the CNCA issued the Implementation Rules for Compulsory Product Certification of Electric Bicycles (CNCA-C11-16: 2018) which came into effect on August 1, 2018.

On May 15, 2018, the New National Standards were promulgated by the State Administration for Market Regulation and the National Standardization Management Committee and became effective on April 15, 2019. The New National Standards replace the General Technical Requirements for Electric Bicycles (GB 17761-1999) which were issued on May 28, 1999.

Regulation of the Registration of Electric Bicycles

Pursuant to the Road Traffic Safety Law of the PRC (Revised in 2011), a non-motorized vehicle which ought to be lawfully registered shall be deemed street-illegal until it has been registered with the local traffic administrative department. In addition, the categories of such non-motorized vehicles shall be determined by provincial governments in light of their respective actual local situation and shall consist of technical standards in terms of overall weight, braking performance, overall size and reflectors, which all non-motorized vehicles should abide by.  Pursuant to the Circular on Strengthening the Management of Electric Bicycles, promulgated on March 18, 2011, any non-compliant vehicle may not be registered as a non-motorized vehicle, which in turn means it shall be deemed street-illegal.

Regulations Relating to Production Safety

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which took effect on November 1, 2002 and was amended on August 31, 2014, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities.

Regulations Relating to Product Quality

The Product Quality Law of the PRC was promulgated on February 22, 1993, amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of the PRC. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities.

Regulation of Mobile Applications

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services (the “Regulations for Mobile Apps”), which came into effect on August 1, 2016, requiring ICPs who provide information services through mobile internet applications, or “apps,” to:

●	verify the real identities of registered users through mobile phone numbers or other similar channels;

●	establish and improve procedures for protection of user information;

●	establish and improve procedures for information content censorship;

●	ensure that users are given adequate information concerning an app, and are able to choose whether an app is installed and whether or not to use an installed app and its functions;

●	respect and protect intellectual property rights; and

●	keep records of users’ logs for 60 days.

If an ICP who provides information services through apps violates these regulations, mobile app stores through which the ICP distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.

Regulations Relating to Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, the Regulation on Computer Software Protection and related rules and regulations, the term of protection for copyrighted software is 50 years.

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use on the same or similar commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain names are regulated by the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation of Employment and Social Welfare

Labor Laws

Companies in the PRC are subject to the PRC Labor Law (the “PRC Labor Law”) which was promulgated on July 5, 1994, became effective on January 1, 1995 and was further amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law (the “PRC Labor Contract Law”) which was promulgated on June 29, 2007, became effective on January 1, 2008 and was further amended on December 28, 2012, and the Implementation Regulations of the PRC Labor Contract Law which was promulgated by the State Council on September 18, 2008 and became effective on the same date, as well as other related regulations, rules and provisions promulgated by the relevant government authorities from time to time. Compared to previous PRC Laws and regulations, the PRC Labor Contract Law imposes stricter requirements in such respects as signing of labor contracts with employees, stipulation of probation period and violation penalties, termination of labor contracts, payment of remuneration and economic compensation, use of labor dispatches as well as social security premiums.

According to the PRC Labor Law and the PRC Labor Contract Law, a labor contract in writing shall be concluded when a labor relationship is to be established between an employer and an employee. An employer shall pay an employee two times of his salary for each month in the circumstance where he fails to enter a written labor contract with the employee for more than a month but less than a year; where such period exceeds one year, the parities are deemed to have entered an unfixed-term labor contract. Employers shall pay wages that are not lower than the local minimum wage standards to the employees. Employers are also required to establish labor safety and sanitation systems in compliance with PRC rules and standards, and to provide relevant training to the employees.

Social Insurance and Housing Provident Funds

According to the Temporary Regulations on the Collection and Payment of Social Insurance Premium, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC must provide beneficial plans for their employees, that include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. An enterprise must also provide social insurance by processing social insurance registration with local social insurance agencies, and must pay or withhold relevant social insurance premiums for or on behalf of the employees. The Law on Social Insurance, which was promulgated on October 28, 2010 and came into effect on July 1, 2011 and was amended on December 29, 2018, regulates basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. The Regulations on the Administration of Housing Provident Fund, which was promulgated and came into effect on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, provides that housing provident fund contributions paid by an individual employee and housing provident fund contributions paid by his or her employer all belong to the individual employee.

Regulation of Foreign Exchange

The Regulation of the PRC on Foreign Exchange Control, most recently amended by the State Council in 1 August 2008 and effective on 5 August 2008, is the principal regulation on foreign currency exchange in the PRC. According to the regulation, the Renminbi is freely convertible for current account items after due process, including distribution of dividends, trade-related foreign exchange transactions and service-related foreign exchange transactions, whereas foreign exchange for capital account items, such as direct investments or loans, requires prior approval of and registration with the SAFE.

According to the Notice of State Administration of Foreign Exchange on Reforming and Standardizing Capital Account Foreign Exchange Settlement Administration Policies issued by SAFE on June 9, 2016, it has been specified clearly in the document that, for the capital account foreign exchange income subject to voluntary foreign exchange settlement (including the repatriation of the proceeds from overseas listing), the domestic institutions may conduct the foreign exchange settlement at the banks according to their operation needs. The proportion of the capital account foreign exchange income subject to voluntary foreign exchange settlement was tentatively set as 100%, provided that SAFE may adjust the aforesaid proportion according to the international payment balance status in good time.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “SAFE Circular 3”), which became effective on 18 January 2017 and stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulation of Dividend Distributions

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Taxation

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC EIT Law, which was promulgated on March 16, 2007, and was most recently amended and became effective on December 29, 2018, and (ii) the Implementing Regulations of the EIT Law (the “EIT Regulation”) promulgated by the State Council on December 6, 2007 and implemented on January 1, 2008 and amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they are qualified for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. According to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been granted the certificate of High and New Technology Enterprise may be reduced to 15% with the approval of relevant tax authorities.

The EIT Law also provides that enterprises established under the laws of foreign jurisdictions with “de facto management body” located in PRC are treated as “resident enterprises” for PRC tax purposes, and will be subjected to PRC income tax on their worldwide income. Under the EIT Regulation, a “de facto management body” is defined as a body that has real and overall management control over the business, personnel, accounts and properties of an enterprise.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that we, as a company incorporated in the BVI, meet all of the conditions above thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

International Tax Treaties and Withholding Tax

Under the PRC EIT Tax Law and its implementation rules, we, as a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Pursuant to the Treaty on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to State Administration of Taxation Circular 60 (“Circular 60”). Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

PRC Value-Added Tax

Pursuant to the Interim Value-added Tax Regulations of the PRC which was amended and became effective on November 19, 2017 and the Implementing Rules for the Interim Regulations of the PRC on Value-added Tax which was amended on October 28, 2011 and became effective on November 1, 2011 (collectively the “VAT Law”), all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax (the “VAT”) at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer, while small-scale taxpayer will be subject to a VAT rate of 3%. Further, when exporting goods, the exporter is entitled to all the refund of VAT that it has already paid or borne unless otherwise stipulated.

On November 16, 2011, the Ministry of Finance (the “MOF”) and SAT jointly promulgated the Pilot Plan for Levying VAT in Lieu of Business. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities. According to the document, the tax rate of 17% shall be applicable to those like lease of tangible personal property, the tax rate of 11% shall be applicable to the transportation industry and the construction industry, and the tax rate of 6% shall be applicable to other modern service industries.

On March 23, 2016, the MOF and SAT jointly issued the Circular of Full Implementation of Business Tax to VAT Reform (the “Circular 36”) which confirms that business tax will be completely replaced by VAT from May 1, 2016.

On April 4, 2018, SAT and MOF jointly issued the Circular on Adjusting Value-added Tax Rate to further adjust the VAT rate, including the change of tax rate from 17% and 11% to 16% and 10% respectively for the taxable sales or import of goods by the taxpayer.

According to the Announcement on Policies Concerning Deepening the Reform of Value-added Tax, which was promulgated on March 20, 2019 and became effective on April 1, 2019, a VAT general taxpayer who is previously subject to 16% on VAT-taxable sales activities shall have the applicable tax rates adjusted to 13%.

Regulations on Tax regarding Indirect Transfer

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sales of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulation of M&A and Overseas Listings

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings.

Our PRC counsel, DeHeng Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

●	Jiangsu Baozhe was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulation of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their direct establishment or indirect control of an offshore entity established for the purpose of overseas investment or financing, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Qualified local banks will directly examine and accept foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulation under the PRC Securities Law

The PRC Securities Law was promulgated in December 1998 and was subsequently revised in October 2005, June 2013, August 2019 and December 2019. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While there is no detailed interpretation regarding the rule implementation under Article 177, it will be difficult for an overseas securities regulator to conduct investigation or evidence collection activities in China.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Directors and Executive Officers	Age	Position/Title
Jianhui Ye	33	Chief Executive Officer and Director
Ningfang Liang	48	Chief Financial Officer
Shuang Wu	38	Chief Operating Officer
Di Wu	52	Director
Junying Sun*	60	Independent Director Nominee
Robert Johnson*	52	Independent Director Nominee
Guanneng Lai*	34	Independent Director Nominee

*	Each of Mr. Johnson, Mr. Lai and Ms. Sun has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Jianhui Ye has been serving as our Chief Executive Officer and Director since August 2019, the General Manager of Hengmao Power Battery since October 2017 and the Chief Executive Officer and Director of our VIE, Jiangsu Baozhe, since August 2019. Mr. Ye is responsible for our daily operations and formulation of our business strategies. Since September 2017, Mr. Ye has also been serving as the general manager of Zhuhai Dinghua Equity Investment Management Co. Ltd., an investment company in China, to provide a platform for us to find potential partners and investors. Mr. Ye spends most of his time on our management as he is not involved in day-to-day operations of Zhuhai Dinghua Equity Investment Management Co. Ltd. From September 2016 to September 2017, Mr. Ye served as a senior investment manager of Guoyuan Securities Inc., a securities brokerage firm in Hong Kong. From July 2014 to September 2016, Mr. Ye served as a compliance risk control manager of Guangdong Juniu Investment Management Company Limited, an investment management company in China. From September 2010 to July 2014, Mr. Ye served as an investment manager of Guangzhou Huifu Enterprise Consulting Co., Ltd, a consulting company in China. Mr. Ye obtained his fund qualification certificate from the China Securities Investment Fund Industry Association in August 2018. Mr. Ye received a bachelor’s degree from Shenzhen University in July 2010.

Ningfang Liang has been serving as our Chief Financial Officer and the Chief Financial Officer of our VIE, Jiangsu Baozhe, since April 1, 2020. Mr. Liang has over 20 years of finance and accounting experience, including over ten years at U.S. public companies, where he managed SEC reporting, internal controls, U.S. GAAP compliance, internal auditing, financial analysis and management reporting activities. Mr. Liang takes advantage of the time difference between China and the United States to supervise our financial activities through Kingdee cloud service system. He also communicates with our management and accounting team on a daily basis and reviews daily and weekly internal reports through WeChat group. In addition, Mr. Liang spends approximately 35 to 40 hours per week and allocates approximately 70% of his time on our business. Mr. Laing has been serving as a Financial Manager of Sirius International Insurance Group (Nasdaq: SG), a global multi-line insurance and reinsurance group since June 2016. From March 2013 to January 2016, Mr. Liang served as Chief Financial Officer of Tantech Holding Ltd. (Nasdaq: TANH), a developer and manufacturer of bamboo-based charcoal products in China. Previously, Mr. Liang served as Chief Financial Officer of China GengSheng Minerals, Inc., a manufacturing company in China, from July 2011 to January 2013. Mr. Liang has been a licensed Public Accountant since 2006, and is currently a licensed Certified Public Accountant in the States of New Jersey and Illinois. He received a bachelor’s degree from Shanghai University of Finance and Economics in July 1993 and a master’s of business administration degree from the University of Illinois, Urbana-Champaign in May 2004.

Shuang Wu has been serving as our Chief Operating Officer and the Chief Operating Officer of our VIE, Jiangsu Baozhe since August 2019. Mr. Wu has extensive experience in operation and marketing. Mr. Wu has been serving as the Senior Manager of Changzhou Yizhiying IoT since August 2018. From June 2015 to December 2017, Mr. Wu served as the Senior Manager of Shanghai Dafeng Investment Group, an investment company in China. From November 2011 to December 2014, Mr. Wu served as the Assistant to General Manager of Travelex, a currency exchange company in the world. From June 2009 to November 2011, Mr. Wu served as a Financial Advisor of Westpac Bank Mr. Wu received his bachelor’s degree from Massey University of New Zealand in April 2007 and master’s degree from Massey University of New Zealand in August 2016.

Di Wu, has been serving as our director and Vice President of our VIE, Jiangsu Baozhe, since August 2019. She has also been serving as a Deputy General Manager of Changzhou Hengmao Power Battery Technology Co., Ltd. since May 2014. Ms. Wu co-founded Hengmao Power Battery in May 2014 with Dr. Henglong Chen. She received an associate degree from Shanghai Second Medical College in July 1990.

Robert Johnson, will serve as our independent Director and the chairman of the audit committee effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1. He has been serving as the financial controller of BAS Holdings Investments, LLC since February 2020. From January 2017 to January 2020, he served as the financial controller for Lionstone Development, LLC and from July 2015 to December 2016, Mr. Johnson served as an independent consultant. From June 2010 to June 2015, he served as the financial controller of BSL Capital, Inc. From September 2005 to June 2010, Mr. Johnson served as a senior tax accountant of CBIZ MHM, LLC, an accounting services provider and business consulting company in Miami, Florida. Mr. Johnson received a dual bachelor’s degrees from The University of Central Florida in August 2000 and a masters of business administration degree with a specialization in professional accounting from The University of Miami in December 2003. Mr. Johnson has been a Certified Public Accountant licensed by the State of Florida since October 2005 and a Certified Management Accountant licensed by the Institute of Management Accountants since August 2013. Mr. Johnson also holds certification in Hotel Industry Analytics from The American Hotel and Lodging Association since November 2017 and is a Certified Hotel Accountant Executive licensed by the Hospitality Financial and Technology Professionals since July 2018. Mr. Johnson is also a member of the Hospitality Financial and Technology Professionals since July 2018 and has also been a member of the Institute of Management Accountants since August 2013 and the American Institute of Certified Public Accountants since October 2005.

Junying Sun, will serve as our independent Director and the chairman of the compensation committee effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1. Ms. Sun has been serving as an associate professor of faculty of economics of Shenzhen University since December 1993. Ms. Sun has been serving as an independent director of Global Top E-Commerce Co., Ltd. (SZ: 002640.SZ) since December 2018 and an independent director of Shenzhen Wongtee International Enterprise Co., Ltd. (SZ: 200056.SZ) since October 2019. From May 2013 to May 2019, Ms. Sun served as an independent director of Shenzhen CAU Technology Co., Ltd (SZ: 000004.SZ). From June 2011 to June 2014, Ms. Sun served as an independent director of Shenzhen Kingsino Technology Co., Ltd (SZ: 002548.SZ). From August 1988 to November 1993, Ms. Sun served as a teacher of Hubei Economic Management Cadre College. From August 1983 to July 1988, Ms. Sun served as a teacher of Polytechnic School of Wuhan Finance and Economics. Ms. Sun received a bachelor’s degree from Hubei University of Finance and Economics in July 1983 and a master’s degree from Zhongnan University of Economics and Law in December 2001. She is a licensed CPA in China since October 2002.

Guanneng Lai, will serve as our independent Director and the chairman of the nominating and corporate governance committee effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1. Mr. Lai has been serving a partner since December 2015 of Beijing Longan Law Firm (Shenzhen branch). In addition, Mr. Lai has been studying at Cheung Kong Graduate School of Business and pursuing a MBA degree since October 2019. From July 2011 to December 2015, Mr. Lai was as a paralegal and an associate of Beijing Longan Law Firm (Shenzhen branch). From July 2010 to February 2011, Mr. Lai served as a paralegal of Beijing Yingke Law Firm. Mr. Lai received his bachelor’s degrees from China University of Political Science and Law. He received the qualification certificate of Independent Director of Listed Company issued by Shenzhen Stock Exchange in January 2018. He also received the Arbitrator’s certificate issued by International Arbitration Court of Ganjiang New Area in May 2019. He is also a member of the Securities, Fund and Futures Legal Affairs Professional Committee of Shenzhen Lawyers Association since June 2017 and a member of the Law Committee of Shenzhen Corporate Governance Research Association since June 2017.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three year. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under PRC Labor Law and under other applicable laws and regulations.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

Board of Directors

Our board of directors will consist of 5 directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Ms. Junying Sun and is chaired by Mr. Robert Johnson. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Robert Johnson qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Ms. Junying Sun, and will be chaired by Ms. Junying Sun. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Robert Johnson, Mr. Guanneng Lai and Ms. Junying Sun, and is chaired by Mr. Guanneng Lai. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Securities—Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Terms of Directors and Officers

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of [●], will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of [●], will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of [●], will expire at the third annual meeting of shareholders.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our post-offering amended and restated memorandum and articles of association as it deems appropriate.

Compensation of Directors and Executive Officers

 For the years ended September 30, 2019 and 2018, we paid an aggregate of RMB 74,860 (approximately $10,897) and RMB 33,800 (approximately $5,159), respectively, and for the six months ended March 31, 2020 and 2019, we paid an aggregate of RMB60,000 (approximately $8,557) and RMB14,000 (approximately $2,050), respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2020, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our ordinary shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our ordinary shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Ordinary Shares Beneficially Owned Prior to This Offering(2)		Ordinary Shares Beneficially Owned After This Offering (3)
	Number	%	Number	%

Directors and Executive Officers:
Jianhui Ye(4)	19,450	38.90%

Ningfang Liang	--	--
Shuang Wu(8) (9) (11)	9,372	18.74%
Di Wu(6)	6,817	13.63%
Robert Johnson	--	--
Junying Sun	--	--
Guanneng Lai	--	--
All directors and executive officers as a group (7 persons)	33,470	66.94%
5% shareholders:
WXYZ Group Ltd. (5)	19,450	38.90%
JKC Investment Holding Co., Ltd. (6)	6,817	13.63%
Wealthford Capital Limited (7)	5,271	10.54%
Xingcaitong Growth 2 Investment Management Co., Ltd. (8)	4,256	8.51%
Xingcaitong Growth 1 Investment Management Co., Ltd. (9)	2,947	5.89%
Ting Yao	2,876	5.75%
Deepsea Technologies Co., Ltd. (10)	2,571	5.14%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

(2)	Applicable percentage of ownership is based on 50,000 ordinary shares outstanding as of the date of this prospectus.

(3)	Applicable percentage of ownership is based on ordinary shares outstanding immediately after the offering.

(4)

19,450 ordinary shares directly held by WXYZ Group Ltd. of which our Chief Executive Officer is the sole shareholder and holds the voting and dispositive power over the ordinary shares held by such entity.

(5)	Jianhui Ye, our Chief Executive Officer, is the sole shareholder of WXYZ Group Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.

(6)	Di Wu is the sole shareholder of JKC Investment Holding Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.

(7)	Huajian Xu is the sole director of Wealthford Capital Limited and holds the voting and dispositive power over the ordinary shares held by such entity.

(8)	Shuang Wu, our Chief Operating Officer, is the sole director of Xingcaitong Growth 2 Investment Management Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.

(9)	Shuang Wu, our Chief Operating Officer, is the sole director of Xingcaitong Growth 1 Investment Management Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.

(10)	Xiaohai Liu is the sole director of Deepsea Technologies Co., Ltd. and holds the voting and dispositive power over the ordinary shares held by such entity.

(11)	Includes 2,169 ordinary shares directly held by Peiyao Jin, Shuang Wu’s spouse.

RELATED PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of June 30, 2020. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of Form 20-F  and may not be considered as related party transactions under PRC law.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding three financial years up to the latest practical date, which was June 30, 2020, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

During the years ended September 30, 2019, 2018 and 2017, and from October 1, 2019 to June 30, 2020, we had the following material related party transactions:

		For the years ended September 30,			From October 1, 2019 to June 30,
Related Parties	Nature	2017	2018	2019	2020
		(Unaudited)			(Unaudited)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Prepayment for service of applying 3C and manufacturing related licenses, and deposit for conducting ODM of e-bicycles	$-	$-	$1,452,746	$-
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Purchase of e-bicycles	-	-	-	(2,779,734)
Jiangsu Xinzhongtian Suye Co., Ltd	Prepayment for purchasing e-bicycles gears and parts	-	-	583,718	-
Jiangsu Xinzhongtian Suye Co., Ltd	Purchase of e-bicycles gears and parts	-	-	-	(781,151)
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of lithium batteries for battery rental services	-	(1,785,821)	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Payment on behalf of Yimao to its supplier	15,298	114,718	-	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Prepayment for purchasing battery cells	-	7,471	9,991,263	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of battery cells for battery cell trading business	-	-	(5,334,619)	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of raw materials and finished goods	-	-	(2,428,036)	-
Henglong Chen	Interest-free loan to a related party*	3,005,452	1,292,731	1,857,441	377,112
Henglong Chen	Collection of loan from a related party *	(1,452,494)	(400,619)	(683,880)	(390,575)
Henglong Chen	Transfer of third-party loans to a related party*	-	542,491	59,682	-
Huiyan Xie	Interest-free loan to a related party	-	-	101,896	-
Huiyan Xie	Collection of loan from a related party	-	-	(101,896)	-
Shenzhen Star Asset Management Co., Ltd.,	Payments for rental and purchasing e-bicycles	-	45,790	1,361,039	122,589
Shenzhen Star Asset Management Co., Ltd.,	Incurred rental expenses of e-bicycles	(3,892)	(171,714)	(176,862)	-
Shenzhen Star Asset Management Co., Ltd.,	Disposal of e-bicycles on behalf of a related party	-	-	(291,131)	-
Shenzhen Star Asset Management Co., Ltd.,	Purchase of e-bicycles from a related party	-	-	(873,394)	-
Jianhui Ye	Interest-free (loan from) and repayment to a related party	-	-	(4,374,249)	4,374,249
Huajian Xu	Expense paid on behalf of the Company	-	-	-	(387,020)

*	The interest-free loan made to Mr. Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, net of repayment was recognized as a deduction to our equity. The loan made to Henglong Chen which was for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, however, the balance as of September 30, 2019 is expected to be collected within half year after the successful of listing, with the fund from sales of Henglong Chen’s own real estate property in PRC and financial assets he invested in other institutions.

As of September 30, 2019, 2018 and 2017, and March 31, 2020, we had the following material related party balances:

	As of September 30,			As of March 31,
	2017	2018	2019	2020
	(Unaudited)			(Unaudited)
Amounts due from related parties-current
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (1)	$-	$-	$1,128,702	$169,608
Jiangsu Xinzhongtian Suye Co., Ltd. (2)	-	-	566,953	-
Huiyan Xie (3)	-	-	32,885	-
Huajian Xu (3)	-	14,356	14,138	-
Shuang Wu (3)	-	-	10,412	23,993
Jianhui Ye (3)	-	-	-	13,697
Beijing Weiqi Technology Co., Ltd. (4)	-	-	-	25,938
Total	$-	$14,356	$1,753,090	$233,236

Amounts due from related parties-non-current
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (4)	$-	$-	$282,769	$282,454

Amounts due to Related Parties
Jianhui Ye (5)	$-	$-	$4,248,611	$-
Huajian Xu (8)	-	-	-	185,230
Jiangsu Yimao Pure Electric Bus Co., Ltd. (6)	570,988	2,142,292	-	-
Jiangsu Xinzhongtian Suye Co., Ltd. (7)	-	-	-	17,287
Huiyan Xie	-	-	-	3,128
Shenzhen Star Asset Management Co., Ltd. (7)	3,993	123,779	101,302	918
Total	$574,981	$2,266,071	$4,349,913	$206,563

(1)	The balance consisted of the prepayments for applying China Compulsory Certification (“3C”) for e-bicycles and the prepayments for applying quality certificate for e-bicycles as of September 30, 2019. Due to the extended period of time needed for applying 3C, management applied the prepayments towards purchase of e-bicycles. The balance as of March 31, 2020 represented the prepayments for purchasing of e-bicycles.

(2)	The balance mainly represented the prepayments for purchasing 50,000 unit of e-bicycle gears and all of the balance as of September 30, 2019 has been subsequently settled with the inventories received.

(3)	The balances mainly represented the advances made to the managements for our daily operational purposes.

(4)	The balance mainly represented the deposit for conducting original design manufacture of e-bicycle and the deposit will be returned in one year after the termination of the contract with Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. or after we stop selling produced e-bicycles.

(5)	The balance represented the loan provided by Jianhui Ye to us for operation purpose. This loan was interest free and due on demand. As of March 31, 2020, we have fully repaid the loan with cash that it obtained primarily through capital contributions.

(6)	The balance mainly represented the payable for purchasing lithium batteries.

(7)	The balance as of September 30, 2018 mainly represented the payable for e-bicycle rental fees, and the balance as of September 30, 2019 mainly represented the payable for purchasing e-bicycles.

(8)	The balance as of March 31, 2020 mainly represented the payment on behalf of the Company for offering cost.

DESCRIPTION OF SECURITIES

We are a British Virgin Islands company limited by shares and our affairs are governed by our memorandum and articles of association and the BVI Act (each as amended or modified from time to time).

As provided in our post-offering amended and restated memorandum and articles of association, subject to the BVI Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

Prior to the effectiveness of the registration statement, of which this prospectus forms a part, we plan to adopt amended and restated memorandum and articles of association authorize the issuance of up to [●] ordinary shares of par value US$[●] each and up to [●] preferred shares of [no] par value (the “Preferred Shares”).

As of the date immediately prior to this offering, 50,000 ordinary shares of par value US$1.00 were issued, fully paid and outstanding and no preference shares were in issue. Upon completion of this offering, we will have [●] ordinary shares issued and outstanding, assuming the underwriter does not elect to exercise their option to purchase additional ordinary shares from us and [no] preference shares will be in issue.

All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

We have applied to list our ordinary shares, on Nasdaq under the symbol “EZGO”.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the BVI act insofar as they relate to material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Upon the completion of this offering, the maximum number of shares we will be authorized to issue will be [●] divided into [●] ordinary shares, with a par value of [●] each and [●] Preferred Shares. Holders of ordinary shares will have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. To the extent they are issued, certificates representing the ordinary shares are issued in registered form.

Our post-offering amended and restated memorandum and articles of association do not provide for pre-emptive rights.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend. Holders of ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Holders of ordinary shares shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of the holders of at least one-half of all voting power of our shares in issue at the date of the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30% of the aggregate voting power of our Company. Advance notice of at least 10 days is required for the convening of our annual general meeting and other general meetings.

Transfer of Ordinary Shares. Under the BVI Act the transfer of a registered share which is not listed on a recognized exchange is by a written instrument of transfer signed by the transferor and containing the name of the transferee. However, the instrument must also be signed by the transferee if registration would impose a liability on the transferee to the Company. The instrument of transfer must be sent to the Company for registration. The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the Company’s register of members is prima facie evidence that legal title in the share vests in that person.

The procedure is different for the transfer of shares that are listed on a recognized exchange. Such shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Company’s post-offering amended and restated memorandum and articles of association.

Liquidation. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The BVI Act and our post offering amended and restated articles of association permit us to purchase our own shares with the prior written consent of the relevant shareholders, a resolution of directors and in accordance with applicable law.

Variation of Rights of Shares. Other than with respect to the issuance of the Preferred Shares in accordance with our post-offering amended and restated memorandum and articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the post offering amended and restated memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.

Register of Members

Under the BVI Act we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the number and class of shares held by each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the BVI Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the BVI Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the High Court of the British Virgin Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The BVI Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. Under the BVI Act two or more companies, each a “constituent company”, may merge or consolidate. A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

(c)	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

(a)	the Company and the dissenter shall each designate an appraiser;

(b)	the two designated appraisers together shall designate an appraiser;

(c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

(d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Squeeze-out Provisions.

Members of a company holding 90% of the votes of the outstanding shares entitled to vote and members of a company holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining members.

Shareholders’ Suits.

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the memorandum and articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

The traditional English basis for members’ remedies have also been incorporated into the BVI Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the BVI High Court for an order on such conduct.

Any member of a company may apply to the BVI High Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger;

(b)	a consolidation;

(c)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)	a redemption of 10 per cent, or fewer, of the issued shares of the company required by the holders of 90 percent, or more, of the shares of the company pursuant to the terms of the BVI Act; and

(e)	an arrangement, if permitted by the BVI High Court.

Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

The BVI Act provides that if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum and articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum and articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability. BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

In certain circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Although British Virgin Islands law may permit shareholder actions by written consent, our post-offering amended and restated articles of association provide that shareholders may not approve corporate matters by way of a written resolution.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

British Virgin Islands law and our post-offering amended and restated articles of association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall requisition a shareholder’s meeting. As a British Virgin Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by a resolution of our shareholders, or with cause by a resolution of the directors.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we are not afforded the same statutory protections in the British Virgin Islands as we would be offered by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. See also “Shareholders’ Suits” above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under BVI law, the liquidation of a company may be a voluntary solvent liquidation or an insolvent liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of 7 years it is dissolved with effect from the last day of that period.

Voluntary Liquidation

If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the post offering amended and restated memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

We expect that in the event of a voluntary liquidation of the Company, after payment of the liquidation costs and any sums then due to creditors, the liquidator would distribute our remaining assets on a pari passu basis.

Liquidation under the Insolvency Act

The Insolvency Act governs an insolvent liquidation. Pursuant to the Insolvency Act, a company is insolvent if (a) it fails to comply with the requirements of a statutory demand that has not be set aside pursuant to the Insolvency Act, execution or other process issued on a judgement, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied or either the value of the company’s liabilities exceeds its assets or the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in BVI or a BVI licensed insolvency practitioner. An individual resident outside the BVI may be appointed to act as liquidator jointly with a BVI licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (a) the company (b) a creditor (c) a member (d), the supervisor of a creditors’ arrangement in respect of the company, the Financial Services Commission and the Attorney General in the BVI.

The court may appoint a liquidator if:

(a)	the company is insolvent;

(b)	the court is of the opinion that it is just and equitable that a liquidator should be appointed; or

(c)	the court is of the opinion that it is in the public interest for a liquidator to be appointed.

An application under (a) above by a member may only be made with leave of the court, which shall not be granted unless the court is satisfied that there is prima facie case that the company is insolvent. An application under (c) above may only be made by the Financial Services Commission or the Attorney General and they may only make an application under (c) above if the company concerned is, or at any time has been, a regulated person (i.e. a person that holds a prescribed financial services license) or the company is carrying on, or at any time has carried on, unlicensed financial services business.

Order of Preferential Payments upon Liquidation

Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the BVI Social Security Board, pension contributions, government taxes) - preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors - the claims of non-secured creditors of the Company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the BVI Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the Company. Part VIII of the Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

The appointment of a liquidator over the assets of a company does not affect the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which that creditor has a security interest. Accordingly, a secured creditor may enforce its security directly without recourse to the liquidator, in priority to the order of payments described above. However, so far as the assets of a company in liquidation available for payment of the claims of unsecured creditors are insufficient to pay the costs and expenses of the liquidation and the preferential creditors, those costs, expenses and claims have priority over the claims of charges in respect of assets that are subject to a floating charge created by a company and shall be paid accordingly out of those assets.

Voidable Transactions

In the event of the insolvency of a company, there are four types of voidable transaction provided for in the Insolvency Act:

(a)	Unfair Preferences: Under section 245 of the Insolvency Act a transaction entered into by a company, if it is entered into within the hardening period at a time when the company is insolvent, or it causes the company to become insolvent (an “insolvency transaction”), and which has the effect of putting the creditor into a position which, in the event of the company going into insolvent liquidation, will be better than the position it would have been in if the transaction had not been entered into, will be deemed an unfair preference. A transaction is not an unfair preference if the transaction took place in the ordinary course of business. It should be noted that this provision applies regardless of whether the payment or transfer is made for value or at an undervalue.

(b)	Undervalue Transactions: Under section 246 of the Insolvency Act the making of a gift or the entering into of a transaction on terms that the company is to receive no consideration, or where the value of the consideration for the transaction, in money or money’s worth, is significantly less than the value, in money or money’s worth, of the consideration provided by the company will (if it is an insolvency transaction entered into within the hardening period) be deemed an undervalue transaction. A company does not enter into a transaction at an undervalue if it is entered into in good faith and for the purposes of its business and, at the time the transaction was entered into, there were reasonable grounds for believing the transaction would benefit the company.

(c)	Voidable Floating Charges: Under section 247 of the Insolvency Act a floating charge created by a company is voidable if it is an insolvency transaction created within the hardening period. A floating charge is not voidable to the extent that it secures: (i) money advanced or paid to the company, or at its direction, at the same time as, or after, the creation of the charge; (ii) the amount of any liability of the company discharged or reduced at the same time as, or after, the creation of the charge; (iii) the value of assets sold or supplied, or services supplied, to the company at the same time as, or after, the creation of the charge; and (iv) the interest, if any, payable on the amount referred to in (i) to (iii) pursuant to any agreement under which the money was advanced or paid, the liability was discharged or reduced, the assets were sold or supplied or the services were supplied.

(d)	Extortionate Credit Transactions: Under section 248 of the Insolvency Act an insolvency transaction entered into by a company for, or involving the provision of, credit to the company, may be regarded as an extortionate credit transaction if, having regard to the risk accepted by the person providing the credit, the terms of the transaction are or were such to require grossly exorbitant payments to be made in respect of the provision of the credit, or the transaction otherwise grossly contravenes ordinary principles of fair trading and such transaction takes place within the hardening period.

The “hardening period” (known in the Insolvency Act as the “vulnerability period”) in respect of each voidable transaction provision set out above is as follows:

(a)	for the purposes of sections 245, 246 and 247 of the Insolvency Act the period differs depending on whether the person(s) that the transaction is entered into with, or the preference is given to, are “connected persons” of the company within the meaning of the Insolvency Act:

(i)	in the case of “connected persons” the “hardening period” is the period beginning two years prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company; and

(ii)	in the case of any other person, the “hardening period” is the period beginning six months prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company; and

(b)	for the purposes of section 248 of the Insolvency Act the “hardening period” is the period beginning five years prior to the “onset of insolvency” and ending on the appointment of a liquidator of the company regardless of whether the person(s) that the transaction is entered into with is a connected person.

The onset of insolvency for these purposes is the date on which an application for the appointment of a liquidator was filed (if the liquidator was appointed by the court) or the date of the appointment of the liquidator (where the liquidator was appointed by the members).

A conveyance made by a person with intent to defraud creditors is voidable at the instance of the person thereby prejudiced. There is no requirement that the relevant transaction was entered into at a time when one party was insolvent or became insolvent as a result of the transaction, and there is no requirement that the transferring party subsequently went into liquidation. However, no conveyance entered into for valuable consideration and in good faith to a person who did not have notice of the intention to defraud may be impugned.

The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the BVI Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a resolution of our shareholders.

Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our post-offering amended and restated articles of association, all or any of the rights attached to any class of shares may, subject to the provisions of the BVI Act, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our post-offering amended and restated memorandum and articles of association may be amended with a resolution of our shareholders or, by resolutions of directors, except that the directors of the company shall not have the power to amend our post-offering amended and restated memorandum (a) to restrict the rights or powers of the members to amend the memorandum or articles; (b) to change the percentage of members required to pass a resolution to amend the memorandum or articles; or (c) in circumstances where the memorandum or articles cannot be amended by the members.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

In January 2019, we issued 50,000 ordinary shares to JKC Investment Holding Co. Ltd., for a purchase price of $50,000 or $1 per share. Di Wu, our executive director, is the sole shareholder of JKC Investment Holding Co. Ltd.

In December 2019, JKC Investment Holding Co. Ltd. transferred 43,183 ordinary shares to our current shareholders for $1 per share.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our ordinary shares. We cannot assure you that a liquid trading market for our ordinary shares will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares. Further, since a large number of our ordinary shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our ordinary shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                    ordinary shares outstanding. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares, and while we intend to submit application for the ordinary shares to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the ordinary shares.

Lock-Up Agreements

We, our directors and executive officers, and our existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, for a period of twelve (12) months after the date of this prospectus. After the expiration of the twelve (12) months period, the ordinary shares held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

●	1% of the then outstanding ordinary shares of the same class, which will equal approximately ordinary shares immediately after this offering assuming the maximum amount is sold and ordinary shares assuming the minimum amount is sold; or

●	the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material British Virgin Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Ellenoff, Grossman & Schole LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of DeHeng Law Offices, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of PRC taw law, and of Maples & Calder, insofar as it relates to legal conclusions with respect to matters of British Virgin Islands tax law.

British Virgin Islands Taxation

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. If our holding company in the BVI or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors-Risks Related do Doing Business in China - Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

Our PRC subsidiary is a company incorporated under PRC law and, as such, is subject to PRC enterprise income tax on its taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on PRC tax laws and PRC accounting standards. In accordance with the implementation rules of PRC EIT Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply for the “High and New Technology Enterprise” certificate when the prior certificate expires. However, none of our PRC subsidiaries have been recognized as High and New Technology enterprises. Therefore, none of our PRC subsidiaries are eligible to enjoy a preferential tax rate of 15%.

In accordance with the relevant laws and regulations promulgated by the SAT effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual tax filing and subject to the approval from the relevant tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual tax filing.

We are subject to VAT at a rate of 13% for products sold except that Yizhiying IoT is subject to VAT at a rate of 3% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a British Virgin Islands holding company, we may receive dividends from our PRC subsidiary through our intermediary holding company in Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and relevant implanting notice, if our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. Dividends received on our ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current composition of assets, subsidiaries and market capitalization (which will fluctuate from time to time), we do not expect to be or become a PFIC for U.S. federal income tax purposes. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ordinary shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We expect to enter into an underwriting agreement with ViewTrade Securities, Inc. (the “Underwriter”). The underwriter have agreed to purchase, and we have agreed to sell to it, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Shares
ViewTrade Securities, Inc.
Total

The underwriter is offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriter is obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s option to purchase additional shares described below.

We have granted to the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, the underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the name of all underwriter in the preceding table.

The underwriter will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $       per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts and commissions are equal to 7% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional ordinary shares.

	Per Share	Total Without Exercise of Over- allotment Option	Total With Full Exercise of Over- allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We will also pay to the representative by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of our ordinary shares.

We have agreed to reimburse the representative up to a maximum of $150,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below) and up to a maximum of $8,000 for costs associated with “tombstone” advertisements.

We paid an expense deposit of $35,000 to the representative, within three days of the execution of the letter of intent between us and the representative, and will pay an additional $35,000 upon receipt of the SEC’s first comments to this prospectus, for the representative’s anticipated out-of-pocket expenses. Any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay expenses relating to the offering, including, and up $150,000: (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation. In addition, we have agreed to pay the costs associated with “tombstone” advertisements, not to exceed $8,000.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance, will be approximately $      , including a maximum aggregate reimbursement of $150,000 of representative’s accountable expenses and up to $8,000 for costs associated with “tombstone” advertisements.

In addition, we agreed, until the effectiveness of the registration statement in connection with this offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Underwriter, provided that the Underwriter remains in good standing with FINRA and NASDAQ. If, prior to the 12-month period following the effective date of our letter of intent with the representative, we (i) do not complete the offering and listing of the securities on a national securities exchange and enter into discussions regarding a letter of intent or similar agreement with a third party broker-dealer and enter into a new engagement letter, and/or (ii) effect a private and/or public offering of the securities with another broker-dealer or any other person without the written consent of the representative, we will be liable to the representative for the accountable expenses and $175,000; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(D)(ii) and shall not apply if and to the extent the representative has advised us of the representative’s inability or unwillingness to proceed with this offering.

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “EZGO”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

For a period of one year from the effective date of this prospectus, the Underwriter shall have the right to send a representative to observe each meeting of our board of directors; provided, that (i) such representative shall sign a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the representative and its counsel; and (ii) upon written notice to the representative, we may exclude such representative from meetings where, upon the written opinion of our counsel, such representative’s presence would compromise an attorney-client privilege.

For a period of one year from the closing of this offering, we will (i) furnish to the Underwriter and distribute to our security holders an annual report and annual financial statements; (ii) furnish to the Underwriter with copies of all filings with the SEC; and (iii) furnish to the Underwriter with special security position reports and tracking reports as prepared by Deposit Trust Company for a period of one year from the closing of this offering.

Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative of the underwriter to purchase a number of ordinary shares equal to 10% of the total number of ordinary shares sold in this offering. The representative’s warrants shall have an exercise price equal to 110% of the initial public offering price of the ordinary shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, although the representative’s warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

We will bear all fees and expenses attendant to registering the ordinary shares issuable upon exercise of the representative’s warrants, other than underwriting discounts and commissions incurred and payable by the holders. The exercise price and number of ordinary shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Concurrently with the execution and delivery of the underwriting agreement, we will set up an escrow account with a third-party escrow agent in the United States and will fund such account with $500,000 from this offering that may be utilized by the underwriter to fund any bona fide indemnification claims of the underwriter arising during a 12 month period following the offering. The escrow account will be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.

Lock-Up Agreements

Our officers, directors and principal shareholders (defined as owners of 5% or more of our ordinary shares, provided that the representative may in its discretion require a lower percentage threshold) have agreed, subject to certain exceptions, to a twelve month “lock-up” period from the effective date of the registration statement of which this prospectus forms a part with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of twelve months following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

Until twelve (12) months from the commencement of sales of the Offering, the Underwriter shall have a right of first refusal on at least equal commercial terms to act as financial advisor or to act as joint financial advisor on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets of the Company (collectively, “Future Services”). In the event the Company notifies the Underwriter of its intention to pursue an activity that would enable the Underwriter to exercise its right of first refusal to provide Future Services, the Underwriter shall notify the Company of its election to provide such Future Services within thirty (30) days of written notice by the Company.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the Underwriter may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under option to purchase additional shares. The Underwriter can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The Underwriter may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The Underwriter is a full service financial institution engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The Underwriter may in the future perform a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the Underwriter, its affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and other financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve assets, securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates, directors, officers and employees may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions outside the United States

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our ordinary shares be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Industry Research Fee	$
Miscellaneous Expenses	$
Total	$

LEGAL MATTERS

Ellenoff Grossman& Schole LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the ordinary shares offered hereby will be passed upon for us by Maples & Calder. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the Underwriter by Loeb & Loeb LLP. Legal matters as to PRC law will be passed upon for us by DeHeng Law Offices and for the Underwriter by GFE Law Office. Ellenoff Grossman & Schole LLP may rely upon Maples Group with respect to matters governed by BVI law and Deheng Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of September 30, 2019 and 2018 and for each of the years then ended included in this prospectus have been so included in reliance on the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

EZGO TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EZGO Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EZGO Technologies Ltd. (the “Company”) as of September 30, 2018 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended September 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2019.

Beijing, China

April 16, 2020

EZGO TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of September 30,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$5,570	$3,633,645
Restricted cash	21,805	-
Accounts receivable	4,138,491	115,400
Inventories	14,648	2,810,518
Advances to suppliers, net	42,183	6,862,696
Amount due from related parties	14,356	1,753,090
Prepaid expenses and other current assets	3,022,986	1,406,417
Current assets of discontinued operation	2,412,852	112,921
Total current assets	9,672,891	16,694,687
Property and equipment, net	1,788,770	2,163,857
Amount due from related parties	-	282,769
Deferred tax assets	178,957	30,637
Noncurrent assets of discontinued operation	2,059,880	-
Total assets	$13,700,498	$19,171,950

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$-	$20,486
Accounts payable	429,608	39,765
Accrued expenses and other payables	3,683,181	1,117,166
Advances from customers	26,575	111,606
Income tax payable	-	559,188
Amount due to related parties	2,266,071	4,349,913
Current liabilities of discontinued operation	676,083	636,003
Total current liabilities	7,081,518	6,834,127
Long-term borrowings	-	6,838
Total liabilities	7,081,518	6,840,965

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value of $1.00 per share; 50,000 shares authorized as of September 30, 2018 and 2019; 50,000 shares issued and outstanding as of September 30, 2018 and 2019, respectively)*	50,000	50,000
Subscription receivable	(50,000)	(50,000)
Receivables from a shareholder	(3,602,677)	(4,835,920)
Additional paid-in capital	7,816,422	12,078,058
Statutory reserve	-	187,973
(Accumulated deficit) retained earnings	(96,825)	1,453,325
Accumulated other comprehensive loss	(464,107)	(656,657)
Total EZGO Technologies Ltd.’s shareholders’ equity	3,652,813	8,226,779
Non-controlling interests	2,966,167	4,104,206
Total Equity	6,618,980	12,330,985

Total liabilities and Equity	$13,700,498	$19,171,950

* The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In U.S. dollars except for number of shares)

	For the years ended September 30,
	2018	2019

Net revenues	$3,191,560	$5,194,259
Cost of revenues	(1,667,824)	(2,014,308)
Gross profit	1,523,736	3,179,951

Selling and marketing expenses	(5,221)	(119,210)
General and administrative expenses	(458,613)	(812,863)
Total operating expenses	(463,834)	(932,073)

Income from operations	1,059,902	2,247,878

Interest income (expense), net	311	(18,865)
Other income, net	63,464	424,484
Total other income, net	63,775	405,619

Income from continuing operations before income tax expense	1,123,677	2,653,497
Income tax expense	286,905	723,384
Net income from continuing operations	836,772	1,930,113
(Loss) income from discontinued operation, net of tax	(203,023)	261,324
Net income	633,749	2,191,437

Net income from continuing operations	836,772	1,930,113
Less: Net income attributable to non-controlling interests from continuing operations	160,037	403,334
Net income attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	676,735	1,526,779

(Loss) income from discontinued operation, net of tax	(203,023)	261,324
Less: Net (loss) income attributable to non-controlling interests from discontinued operation	(38,829)	49,980
Net (loss) income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(164,194)	211,344
Net income attributable to EZGO Technologies Ltd.’s shareholders	$512,541	$1,738,123

Net income from continuing operations per ordinary share:
Basic and diluted *	$13.53	$30.54
Net (loss) income from discontinued operation per ordinary share:
Basic and diluted *	$(3.28)	$4.23
Net income per ordinary share:
Basic and diluted *	$10.25	$34.77
Weighted average shares outstanding
Basic and diluted *	50,000	50,000

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	For the years ended September 30,
	2018	2019

Income from continuing operations before non-controlling interests	$836,772	$1,930,113
(Loss) income from discontinued operation, net of tax	(203,023)	261,324
Net income	633,749	2,191,437

Other comprehensive loss
Foreign currency translation adjustment	(231,353)	(236,566)
Comprehensive income	402,396	1,954,871
Less: Comprehensive income attributable to non-controlling interests	76,960	409,298
Comprehensive income attributable to EZGO Technologies Ltd.’s shareholders	$325,436	$1,545,573

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary shares		Subscription	Receivables from a	Additional paid-in	Statutory	(Accumulated deficit) retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares*	Amount	receivable	shareholder	capital	reserve	earnings	loss	equity	interests	Equity

Balance as of September 30, 2017	50,000	$50,000	$(50,000)	$(2,168,074)	$7,816,422	$-	$(609,366)	$(277,002)	$4,761,980	$2,889,207	$7,651,187
Receivable from a shareholder	-	-	-	(1,434,603)	-	-	-	-	(1,434,603)	-	(1,434,603)
Net income	-	-	-	-	-	-	512,541	-	512,541	121,208	633,749
Foreign currency translation adjustment	-	-	-	-	-	-	-	(187,105)	(187,105)	(44,248)	(231,353)

Balance as of September 30, 2018	50,000	$50,000	$(50,000)	$(3,602,677)	$7,816,422	$-	$(96,825)	$(464,107)	$3,652,813	$2,966,167	$6,618,980
Capital contribution	-	-	-	-	4,261,636	-	-	-	4,261,636	-	4,261,636
Non-controlling interest contribution	-	-	-	-	-	-	-	-	-	728,741	728,741
Appropriation of statutory reserve	-	-	-	-	-	187,973	(187,973)	-	-	-	-
Net income	-	-	-	-	-	-	1,738,123	-	1,738,123	453,314	2,191,437
Receivable from a shareholder	-	-	-	(1,233,243)	-	-	-	-	(1,233,243)	-	(1,233,243)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(192,550)	(192,550)	(44,016)	(236,566)
Balance as of September 30, 2019	50,000	50,000	$(50,000)	$(4,835,920)	$12,078,058	$187,973	$1,453,325	$(656,657)	$8,226,779	4,104,206	$12,330,985

* The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the years ended September 30,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations	$836,772	$1,930,113
Net (loss) income from discontinued operation	(203,023)	261,324

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for advances to suppliers	-	83,370
Depreciation and amortization	599,045	944,036
Gain from disposal of property and equipment	-	(143,857)
Deferred tax expenses	286,905	147,660
Changes in assets and liabilities
Accounts receivable	(2,791,065)	4,025,371
Inventories	23,542	(450,926)
Advances to suppliers	(44,292)	(7,106,766)
Prepaid expenses and other current assets	(2,478,963)	2,279,571
Amount due from related parties	(3,983)	(4,971,495)
Accounts payable	442,799	(389,258)
Advances from customers	(11,118)	88,295
Accrued expenses and other payables	3,755,909	(2,538,046)
Income tax payable	-	575,724
Net cash provided by (used in) operating activities, continuing operations	615,551	(5,526,208)
Net cash provided by operating activities, discontinued operation	336,902	2,824,041
Total cash provided by (used in) operating activities	952,453	(2,702,167)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(42,076)	(3,146,269)
Proceed from disposal of property and equipment	-	206,355
Net cash used in investing activities, continuing operations	(42,076)	(2,939,914)
Net cash (used in) provided by investing activities, discontinued operation	(10,758)	1,017,588
Total cash used in investing activities	(52,834)	(1,922,326)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	-	41,002
Repayments of short-term borrowings	-	(14,082)
Proceeds from interests-free borrowings from a related party	-	4,374,249
Interest-free loan to a shareholder	(1,292,731)	(1,857,441)
Collection of loan from a shareholder	400,619	683,880
Capital contribution	-	4,261,636
Contribution from non-controlling interests	-	728,741
Net cash (used in) provided by financing activities, continuing operations	(892,112)	8,217,985
Total cash (used in) provided by financing activities	(892,112)	8,217,985

Effect of exchange rate changes	(1,096)	12,778

Net increase in cash, cash equivalents and restricted cash	6,411	3,606,270
Cash, cash equivalents and restricted cash, at beginning of year	20,964	27,375
Cash, cash equivalents and restricted cash, at end of year	$27,375	$3,633,645

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$5,570	$3,633,645
Restricted cash	21,805	-
Total cash, cash equivalents, and restricted cash	$27,375	$3,633,645

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$-	$-
Interests paid	$-	$19,180

NON-CASH ACTIVITIES:
Settlement of prepayments to a related party with inventories	$-	$2,428,036
Purchase of property and equipment by amount due to related parties	$1,785,821	$-
Settlement of other receivables with receivable from a shareholder	$542,491	$59,682

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), formerly known as EZGO IOT Tech & Services Co., Ltd., is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of battery packs, battery cells, as well as electric bicycles (“e-bicycle”) and battery cell trading, and also provides battery and e-bicycle rental services in PRC.

The consolidated financial statements reflect the activities of EZGO and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities

Wholly owned subsidiaries
Hong Kong JKC Group Co., Ltd (JKC HK)	February 13, 2019	HK	100%	Investment holding company
Changzhou Jiekai New Energy Technology Co., Ltd. (Wholly Foreign-owned Enterprise “WFOE” or “Changzhou Jiekai”)	June 12, 2019	PRC	100%	WFOE, a holding company

VIE and subsidiaries of VIE
Jiangsu Baozhe Electric Technologies Co., Ltd. (“Jiangsu Baozhe”)	July 30, 2019	PRC	VIE	Holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87%	Sales of battery packs, battery cells, as well as e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51%	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)
Tianjin Dilang Technologies Co., Ltd. (“Dilang”)	July 2, 2019	PRC	80%	Production and sales of e-bicycles

Reorganization

EZGO and its wholly-owned subsidiary JKC HK were established as the holding companies of Changzhou Jiekai. The ultimate individual shareholders of and the ownership percentage in EZGO are the same with Jiangsu Baozhe on November 8, 2019. On November 8, 2019, Changzhou Jiekai entered into a series of contractual arrangements with Jiangsu Baozhe and its equity holders, which allow EZGO to exercise effective control over Jiangsu Baozhe and receive substantially all the economic benefits of Jiangsu Baozhe. These contractual agreements include Proxy Agreement, Exclusive Call Option Agreement, Exclusive Management Consulting and Technical Service Agreement, Equity Pledge Agreement, Loan Agreement and Spousal Consent Letter (collectively “VIE Agreements”).

As a result of these contractual arrangements, the Company is fully and exclusively responsible for the management of Jiangsu Baozhe and its subsidiaries, assumes all of risk of losses of Jiangsu Baozhe and its subsidiaries and has the exclusive right to exercise all voting rights of Jiangsu Baozhe’s equity holders. Therefore, the Company is considered the primary beneficiary of Jiangsu Baozhe and its subsidiaries and has consolidated the assets, liabilities, results of operations, and cash flows of Jiangsu Baozhe and its subsidiaries.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

EZGO and Jiangsu Baozhe are under common ownership before and after the reorganization, thus the consolidation of Jiangsu Baozhe and its subsidiaries is accounted for in the manner consistent with a reorganization of entities under common control at carrying value. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The VIE contractual arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other business. Changzhou Jiekai is considered a foreign-invested enterprise. To comply with PRC laws and regulations, EZGO primarily conducts its business in China through Jiangsu Baozhe and its subsidiaries, based on a series of contractual arrangements. The following is a summary of the contractual arrangements that provide EZGO with effective control of its VIE and VIE’s subsidiaries and that enables it to receive substantially all the economic benefits from their operations.

Each of the VIE Agreements is described in detail below:

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and each of equity holders of Jiangsu Baozhe, each of the equity holders irrevocably authorizes WFOE to exercise his or her rights as an equity holder of Jiangsu Baozhe, including the right to attend equity holders’ meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of Proxy Agreement, Jiangsu Baozhe and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, each of the equity holders of Jiangsu Baozhe has irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Jiangsu Baozhe from its equity holders. The equity holders of Jiangsu Baozhe agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu Baozhe or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu Baozhe regarding the equity, whichever is lower. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The Exclusive Call Option Agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Exclusive Management Consulting and Technical Service Agreement

Pursuant to the Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, between WFOE and Jiangsu Baozhe, Jiangsu Baozhe agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu Baozhe’s business scope and decided by WFOE from time to time as necessary. Jiangsu Baozhe shall pay to WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the net profit after the deficit of the prior fiscal year is covered and the statutory reserve is appropriated. WFOE exclusively owns any intellectual property arising from the performance of the Exclusive Management Consulting and Technical Service Agreement. The Exclusive Management Consulting and Technical Service Agreement is effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The Exclusive Management Consulting and Technical Service Agreement shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu Baozhe’s business term expires, unless otherwise notified by WFOE in writing. During the term of the Exclusive Management Consulting and Technical Service Agreement, Jiangsu Baozhe may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu Baozhe at any time.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu Baozhe and the equity holders of Jiangsu Baozhe, the equity holders of Jiangsu Baozhe have pledged the 100% equity interests in Jiangsu Baozhe to WFOE to guarantee performance of all of his or her obligations under the Proxy Agreement, Exclusive Call Option Agreement and Exclusive Management Consulting and Technical Service Agreement. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu Baozhe and all its equity holders have completed the registration of the equity pledge with the relevant office of State Administration for Market Regulation (“SAMR”) in accordance with the PRC Property Rights Law.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, WFOE agrees to provide Jiangsu Baozhe with loans of different amounts at an annual interest rate of 24% according to Jiangsu Baozhe’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu Baozhe shall not repay in advance without the written consent of WFOE while in case of certain circumstances, Jiangsu Baozhe must repay the loan in advance upon WFOE’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu Baozhe have each signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu Baozhe held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Risks in relation to the VIE structure

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect variable interest entity structure and business operation.

EZGO believes that the contractual arrangements with its VIE and their respective equity holders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in PRC.

Total assets and liabilities presented on the Company’s Consolidated Balance Sheets and revenue, expense, net income presented on Consolidated Statements of Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statements of Cash Flows are substantially the financial position, result of operations and cash flows of the EZGO’s VIE and subsidiaries of VIE.

As of September 30, 2018 and 2019, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net assets of the VIE was $6,618,980 and $12,330,985 as of September 30, 2018 and 2019, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of EZGO in normal course of business. EZGO has not provided any financial support to VIE for the years ended September 30, 2018 and 2019.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c)	Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as current asset of discontinued operation and noncurrent assets of discontinued operation, and current liabilities of discontinued operation in the consolidated balance sheets as of September 30, 2018 and 2019. The results of operations of discontinued operation for the years ended September 30, 2018 and 2019 have been reflected separately in the consolidated statements of income as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories for the years ended September 30, 2018, and 2019 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(d)	Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f)	Restricted Cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Restricted cash, which matures in more than twelve months after the balance sheet date, is classified as noncurrent assets in the consolidated balance sheets. The Company had no noncurrent restricted cash as of September 30, 2018 and 2019.

As of September 30, 2018 and 2019, the Company had restricted bank deposits of $21,805 and $nil, respectively. The balance as of September 30, 2018 represented the restricted bank deposits in the bank account established for notes payable, which cannot be withdrawn or used without the bank’s approval.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Company early adopted ASU 2016-18 and presented restricted cash within the beginning and ending cash, cash equivalents and restricted cash balance on the Company’s consolidated statements of cash flows for the years ended September 30, 2018 and 2019.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g)	Accounts receivable

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. As of September 30, 2018 and 2019, the Company did not record any allowances for doubtful accounts against its accounts receivable.

(h)	Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for the production of battery cells and finished goods including battery cells and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the years ended September 30, 2018 and 2019.

(i)	Advances to suppliers, net

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would provide allowance for such amount in the period when it is considered impaired. During years ended September 30, 2018 and 2019, the Company provided allowance for advances to suppliers of $nil and $80,975, respectively.

Advances to suppliers as of September 30, 2018 and 2019 primarily consisted of prepayments for purchasing goods or services, including purchasing of battery, e-bicycles and obtaining the e-bicycles manufacturing related licenses.

(j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Furniture, fixtures and office equipment	3-5 Years
Vehicle	4-10 Years
Production line	5-10 Years
Equipment for rental services	2.5-5Years

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k)	Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended September 30, 2018 and 2019.

(l)	Value Added Tax

EZGO’s China subsidiaries, VIE and VIE’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of income.

(m)	Revenue Recognition

The Company early adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606), starting October 1, 2017 using the modified retrospective method for contracts that were not completed as of September 30, 2017. The adoption of ASC Topic 606 did not have a material impact on the Company’s consolidated financial statements. The Company applied ASC Topic 840, Leases, for the revenue from rental service.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly generates revenue from sales of self-manufactured battery cell, battery pack and e-bicycles, battery cell trading, rentals of lithium batteries and e-bicycles, and others. Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells (see Note 10 Discontinued Operation), self-assembled battery packs and sale of e-bicycles via internet. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue from battery cell trading

Revenue from battery cell trading (Note 10) is recognized on a net basis as the Company arranges the provision of products through third parties and does not control the specified products provided by the third parties before that products are transferred to the customers, and therefore, the Company acts as an agent. The revenue is recognized at a point in time when the Company satisfies performance obligations by arranging the transfer of a promised product to a customer and measured at fixed consideration which is determined as the difference between the sales price that the Company expects to receive in exchange for arranging promised products to the customer and the settlement price with the third-party suppliers.

Revenue from rentals of lithium batteries and e-bicycles

The Company provides lithium battery and e-bicycles rental services via sublease agents and its own app named Yidianxing. The Company, as the lessor, recognizes revenue under ASC Topic 840.

For providing lithium batteries and e-bicycles rental services via sublease agents, the Company satisfies performance obligations over the rental period, which is usually one month, and recognizes revenue monthly.

For providing lithium battery rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for a pre-determined maximum number of uses of the lithium battery during certain rental period, usually less than a month. The rental service revenue is recognized for each use of lithium battery when the battery is returned to the Company. The unused package fees paid are recognized as revenue at the expiry of the rental period.

For providing e-bicycles rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for unlimited number of uses of the e-bicycles during certain rental period, usually less than three months. The rental service revenue is recognized on a straight-line basis over the rental period.

Contract liabilities primarily consist of advances from customers which comprises unamortized lithium battery and e-bicycles rental service. As of September 30, 2018 and 2019, the Company recognized advances from customers amounted to $26,575 and $111,606, respectively.

The revenue from sales of self-manufactured battery cells are revenue from our discontinued operation, and are represented separately in the consolidated statements of income for the years ended September 30, 2018 and 2019 (see Note 10 Discontinued Operation). The following table identifies the disaggregation of our revenue from continuing operations for the years ended September 30, 2018 and 2019, respectively:

	For the years ended September 30,
	2018	2019
Revenues from continuing operations:
Sales of battery packs and e-bicycles	$550,381	$171,464
Battery cell trading	-	1,186,185
Others	-	13,552
Revenue accounted for under ASC Topic 606	550,381	1,371,201
Rental of lithium battery and e-bicycles	2,641,179	3,823,058
Revenue accounted for under ASC Topic 840	2,641,179	3,823,058
Net revenues	$3,191,560	$5,194,259

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2018 and 2019.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(n)	Cost of Revenue

Cost of revenue consists primarily of cost of products, labor cost, rental of e-bicycles, depreciation, maintenance, and other overhead expenses.

(o)	Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,138). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(p)	Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIE and VIE’s subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The consolidated balance sheets amounts, with the exception of equity, on September 30, 2018 and 2019 were translated at RMB6.8792 to $1.00 and at RMB7.0729 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of income and cash flows for the years ended September 30, 2018 and 2019 were RMB6.5516 to $1.00 and RMB6.8698 to $1.00, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(q)	Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income are attributed to controlling and non-controlling interests.

(r)	Segment Reporting

The Company has organized its operations into three operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in three operating segments: (1) Battery cells and packs segment, (2) rental segment and (3) e-bicycles sales segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(s)	Net Income (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(t)	Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive loss. The components of other comprehensive loss consist solely of foreign currency translation adjustments.

(u)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(v)	Recent Accounting Standards

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. For all other entities, the amendments in ASU 2019-10 are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application of the guidance is permitted. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.  The Company will adopt ASU 2016-02 from October 1, 2021 and will use the additional modified retrospective transition method provided by ASU No. 2018-11 for the adoption. The Company is in the process of evaluating the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheets for the operating leases and will have an insignificant impact on the consolidated statements of income and cash flows.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3.	INVENTORIES

As of September 30, 2018 and 2019, inventories consisted of the following:

	As of September 30,
	2018	2019
Raw materials	$9,897	$2,415,320
Finished goods	4,751	394,200
Others	-	998
Inventories	$14,648	$2,810,518

Raw materials mainly include battery cells purchased by the Company for battery packs assembling and finished goods includes battery packs and e-bicycles.

4.	ADVANCES TO SUPPLIERS, NET

As of September 30, 2018 and 2019, advances to suppliers and allowance for doubtful accounts consisted of the following:

	As of September 30,
	2018	2019
Prepayment for purchase of battery cells for trading business	$-	$3,081,910
Prepayment for purchase of e-bicycles materials	-	3,322,652
Prepayment for service fees related to e-bicycles manufacturing licenses	-	529,309
Others	42,183	9,800
Less: allowance for doubtful accounts	-	(80,975)
Advances to suppliers, net	$42,183	$6,862,696

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2018 and 2019, prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2018	2019
Amount due from a copper foil buyer(1)	$2,960,902	$-
Receivable from disposal of a production line(2)	-	1,056,400
Loans to third parties(3)	20,571	198,333
Prepaid rental fee	-	65,439
Others	41,513	86,245
Prepaid expenses and other current assets	$3,022,986	$1,406,417

(1)	The balance represented the receivable for sale of copper foil, which was not the Company’s main business and only occurred for the year ended September 30, 2018.

(2)	The balance represented the receivable from the disposal of a production line, which mainly consisted of the consideration receivable of $738,284 and the technical consulting fee receivable of $318,116, see Note 10 Discontinued Operation. $1,020,798 of the balance as of September 30, 2019 has been subsequently collected as of March 31, 2020.

(3)	The balance represented loans to third parties for operation purpose. The loans are interest free and are due on demand. All of the balance as of September 30, 2019 have been subsequently collected as of March 31, 2020.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6.	PROPERTY AND EQUIPMENT, NET

As of September 30, 2018 and 2019, property and equipment, net consisted of the following:

	As of September 30,
	2018	2019
Equipment for rental business	$2,456,681	$3,171,240
Production line	-	203,646
Vehicles	-	27,955
Furniture, fixtures and office equipment	2,519	22,885
	2,459,200	3,425,726
Less: accumulated depreciation	(670,430)	(1,261,869)
Property and equipment, net	$1,788,770	$2,163,857

For the years ended September 30, 2018 and 2019, depreciation expense amounted to $599,045 and $944,036, respectively.

7.	ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2018 and 2019, accrued expenses and other payables consisted of the following:

	As of September 30,
	2018	2019
Payable from purchase of copper foil(1)	$2,907,184	$-
Other taxes payable(2)	553,740	929,417
Payroll payable	179,418	164,091
Others	42,839	23,658
Accrued expenses and other payables	$3,683,181	$1,117,166

(1)	The balance as of September 30, 2018 represented the payable for the purchase of copper foil. The Company purchased copper foil and sold it after simple processing, which was not the Company’s main business and only occurred for the year ended September 30, 2018, see Note 5 Prepaid Expenses and Other Current Assets.

(2)	The balance of other taxes payable as of September 30, 2018 and 2019 mainly represented the VAT payable.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8.	SHORT-TERM BORROWING AND LONG-TERM BORROWING

As of September 30, 2018 and 2019, the borrowing consisted of the following:

	As of September 30,
	2018	2019
Short-term borrowing	$-	$20,486
Long-term borrowing	-	6,838
Total	$-	$27,324

On December 24, 2018, the Company entered into a non-revolving loan facility of maximum credit limit of $42,415 with WeBank, an internet bank in PRC, with daily interest rate of 0.05% (18% per annum), which was guaranteed by Henglong Chen, a significant shareholder of the Company. For the year ended September 30, 2019, the Company borrowed $41,002 from WeBank and repaid $14,082. The balance of the borrowing as of September 30, 2019 was $27,324, of which $6,838 will mature in more than 12 months and is presented as long-term borrowing on the Company’s consolidated balance sheets.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the years ended September 30, 2018 and 2019:

	Name	Relationship
(a)	Henglong Chen	A significant shareholder of the Company
(b)	Huiyan Xie	General manager and non-controlling shareholder of Dilang who holds 20% equity of Dilang
(c)	Huajian Xu	A senior manager and significant shareholder of the Company
(d)	Shuang Wu	Chief Operating Officer
(e)	Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle who holds 49% equity of Cenbird E-Motorcycle
(f)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(g)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a minority shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(h)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, services as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(i)	Shenzhen Star Asset Management Co., Ltd.	General Partner of two significant shareholders of the Company, Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership
(j)	Jiangsu Yimao Pure Electric Bus Co., Ltd.	Hengwei Chen, a significant shareholder of the Company until September 2019, serves as director of Jiangsu Yimao Pure Electric Bus Co., Ltd.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

Amounts due from Related Parties

As of September 30, 2018 and 2019, amounts due from related parties, consisted of the following:

	As of September 30,
	2018	2019
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)(1)	$-	$1,128,702
Jiangsu Xinzhongtian Suye Co., Ltd. (h)(2)	-	566,953
Huiyan Xie (b)(3)	-	32,885
Huajian Xu (c)(3)	14,356	14,138
Shuang Wu (d)(3)	-	10,412
Amounts due from related parties-current	$14,356	$1,753,090

Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(4)	$-	$282,769
Amounts due from related parties-non-current	$-	$282,769

(1)

The balance mainly consisted of the prepayments for applying China Compulsory Certification (“3C”) for e-bicycles of $848,308 and the prepayments for applying quality certificate for e-bicycles of $279,942, and $959,094 of the balance as of September 30, 2019 has been subsequently settled with the service rendered and e-bicycles received as of March 31, 2020.

(2)

The balance mainly represented the prepayments for purchasing 50,000 unit of e-bicycles gears, and $566,953 of the balance as of September 30, 2019 has been subsequently settled with the inventories received as of March 31, 2020.

(3)	The balances mainly represented the advances made to the managements for the Company’s daily operational purposes.

(4)	The balance mainly represented the deposit for conducting original design manufacture (“ODM”) of e-bicycles and the deposit will be returned in one year after the termination of the contract with Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd or after the Company stops selling produced e-bicycles.

Amounts due to Related Parties

As of September 30, 2018 and 2019, amounts due to related parties consisted of the following:

	As of September 30,
	2018	2019
Jianhui Ye (f)(1)	$-	$4,248,611
Jiangsu Yimao Pure Electric Bus Co., Ltd.(j)(2)	2,142,292	-
Shenzhen Star Asset Management Co., Ltd. (i)(3)	123,779	101,302
Amounts due to related parties	$2,266,071	$4,349,913

(1)

The balance represented the loan provided by Jianhui Ye to the Company due to its temporary operation fund requirement. This loan was interest free and due on demand. As of March 31, 2020, the Company has fully repaid the loan with cash that it obtained primarily through capital contributions.

(2)	The balance mainly represented the payable for purchasing lithium batteries.

(3)	The balance as of September 30, 2018 mainly represented the payable for e-bicycles rental fees, and the balance as of September 30, 2019 mainly represented the payable for purchasing e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

Related party transactions

During the years ended September 30, 2018 and 2019, the Company had the following material related party transactions:

		For the years ended September 30,
Related Parties	Nature	2018	2019
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Prepayment for service of applying 3C and manufacturing related licenses, and deposit for conducting ODM of e-bicycles	$-	$1,452,746
Jiangsu Xinzhongtian Suye Co., Ltd	Prepayment for purchasing e-bicycles gears and parts	-	583,718
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of lithium batteries for battery rental services	(1,785,821)	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Payment on behalf of Yimao to its supplier	114,718	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Prepayment for purchasing battery cells	7,471	9,991,263
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of battery cells for battery cell trading business	-	(5,334,619)
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of raw materials and finished goods	-	(2,428,036)
Henglong Chen	Interest-free loan to a related party*	1,292,731	1,857,441
Henglong Chen	Collection of loan from a related party *	(400,619)	(683,880)
Henglong Chen	Transfer of third-party loans to a related party*	542,491	59,682
Huiyan Xie	Interest-free loan to a related party	-	101,896
Huiyan Xie	Collection of loan from a related party	-	(101,896)
Shenzhen Star Asset Management Co., Ltd.,	Payments for rental and purchasing e-bicycles	45,790	1,361,039
Shenzhen Star Asset Management Co., Ltd.,	Incurred rental expenses of e-bicycles	(171,714)	(176,862)
Shenzhen Star Asset Management Co., Ltd.,	Disposal of e-bicycles on behalf of a related party	-	(291,131)
Shenzhen Star Asset Management Co., Ltd.,	Purchase of e-bicycles from a related party	-	(873,394)
Jianhui Ye	Interest-free loan from a related party	-	(4,374,249)

*	The interest-free loan made to Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, net of repayment was recognized as a deduction to the Company’s equity, see Note 12d. The loan made to Henglong Chen which was for his personal purpose violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, however, the balance as of September 30, 2019 is expected to be collected within half year after the successful of listing, with the fund from sales of Henglong Chen’s own real estate property in PRC and financial assets he invested in other institutions.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

10.	DISCONTINUED OPERATION

The manufacturing and sales of self-produced battery cells was one of the Company’s business lines. Given that the government decreased subsidies for electric vehicles gradually year by year, the demand for batteries declined accordingly, which led to excessive production capacity of the Company’s battery cell production line and low production efficiency. Therefore, the Company decided to cease the manufacturing of battery cells. In November 2018, the Company entered into an agreement with a third-party company (the “Buyer”) to dispose the battery cell production line, which was disposed in December 2018.

After the disposal, the Company is no longer engaged in the manufacturing of battery cells. To accommodate any remaining requests from the customers which are expected to be infrequent going forward, the Company arranges the transfer of battery cells from battery cell manufacturers to customers after receiving orders. See Note 2(m) Revenue Recognition and Note 14 Segment Reporting for trading battery cells.

The disposal of the production line was treated as a discontinued operation for all years presented. The book value of the production line is approximately $1.9 million and was disposed for a cash consideration of $2 million (including VAT of $0.2 million). The Company recognized a disposal loss of $0.1 million, which was determined by the difference between the cash consideration of $1.8 million (excluding VAT) and the book value of the production line of $1.9 million at the disposal date. In addition, the Company promised to offer the technical support to the Buyer for one year from January 1, 2019 to December 31, 2019 and the consideration for the technical support fee was $0.4 million.

The assets and liabilities of the discontinued operation which are included in “Current assets of discontinued operation”, “Noncurrent assets of discontinued operation”, and “Current liabilities of discontinued operation”, on the consolidated balance sheets as of September 30, 2018 and 2019, respectively, consist of the following:

	As of September 30,
	2018	2019
Assets of Discontinued Operation
Accounts receivable	$-	$112,921
Inventories	1,964,256	-
Advance to suppliers	42,074	-
Other receivable and prepaid expense	406,522	-
Total current assets	2,412,852	112,921

Property, plant and equipment, net	1,995,428	-
Deferred tax assets	64,452	-
Total non-current assets	2,059,880	-
Total assets	$4,472,732	$112,921

Liabilities of Discontinued Operation
Accounts payable	574,710	307,782
Notes payable	21,805	-
Advance from customers	34,412	34,040
Other payable and other liabilities	45,156	272,262
Income tax payable	-	21,919
Total current liabilities	676,083	636,003
Total liabilities	$676,083	$636,003

The following are revenues and income from discontinued operation:

	For the years ended September 30,
	2018	2019

Net revenues	$1,460,908	$2,511,527
Cost of revenues	(1,731,605)	(2,011,797)
Loss on the disposal of the production line	-	(151,298)
(Loss) income from discontinued operation before income tax	(270,697)	348,432
Income tax (benefit) expense	(67,674)	87,108
(Loss) income from discontinued operation, net of income tax	$(203,023)	$261,324

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the years ended September 30, 2018 and 2019. Therefore, no Hong Kong profit tax has been provided for the years ended September 30, 2018 and 2019.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision from continuing operations are:

	For the years ended September 30,
	2018	2019
Current	$-	$575,724
Deferred	286,905	147,660
Total income tax provision	$286,905	$723,384

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the years ended September 30,
	2018	2019

Net income before provision for income taxes	$1,123,677	$2,653,497
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	280,919	663,374

Expenses not deductible for tax purpose	5,986	2,194
Effect on valuation allowance	-	57,816
Income tax expense	$286,905	$723,384
Effective tax rates	26%	27%

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2018 and 2019, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	INCOME TAXES – continued

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2018 and 2019 was as follows:

	As of September 30,
	2018	2019
Deferred tax assets:
Tax loss carry forwards	$178,957	$56,642
Bad debt allowance	-	20,244
Advertising expense	-	9,883
Staff education fund	-	24
Less: valuation allowance	-	(56,156)
Deferred tax assets, net	$178,957	$30,637

The movement of valuation allowance provision for deferred tax assets is as follows:

Valuation allowance provision for deferred tax assets
Balance as of October 1, 2018	$-
Current year addition	-
Balance as of September 30, 2018	$-
Current year addition	57,816
Exchange rate effect	(1,660)
Balance as of September 30, 2019	$56,156

As of September 30, 2019, the net operating loss carried forward was $226,568, which expires in 2024. Based upon a review of four sources of income identified within ASC Topic 740, the Company determined that the negative evidence outweighed the positive evidence and the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2018 and 2019. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2015 to 2019 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	EQUITY

(a)	Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share. On January 24, 2019, the Company issued 50,000 shares to the shareholders at par $1 per share.

The shareholders’ equity structures as of September 30, 2018 and 2019 were presented after giving retroactive effect to the reorganization of the Company that was completed on November 8, 2019. Immediately before and after reorganization, the Company together with its wholly-owned subsidiary and its VIE and VIE’s subsidiaries were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a reorganization.

(b)	Subscription receivable

As of September 30, 2018 and 2019, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of the 50,000 ordinary shares issued by the Company.

(c)	Statutory reserve and restricted net assets

Changzhou JieKai, Jiangsu Baozhe, Hengmao, Yizhixing, Cenbird E-Motorcycle, and Dilang operate in the PRC, therefore, they are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Changzhou JieKai, Jiangsu Baozhe, Yizhiying, Cenbird E-Motorcycle and Dilang had sustained losses since their establishments, therefore no appropriation to statutory reserves was required as they incurred recurring net losses. As of September 30, 2018 and 2019, statutory reserve provided by Hengmao is $nil and $187,973, respectively.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, were $7,816,422 and $12,266,031 as of September 30, 2018 and 2019, respectively.

(d)	Receivables from a shareholder

Receivables from a shareholder as of September 30, 2018 and 2019 included the loan to Mr. Henglong Chen, a significant shareholder and former Chairman of Board of the Company, amounted to $3,602,677 and $4,835,920, respectively.

The receivable from Mr. Chen is interest free loan and is due on demand. According to ASC 505, the terms of the transaction (e.g., interest rates, payment terms and maturities, evidence of ability and intent of repayment, nature and sufficiency of collateral) is not comparable to terms that would be expected to be available from external sources, thus the receivable should be presented as a deduction to equity, rather than an asset. Thus, the Company recorded the balance as a deduction to equity on the consolidated balance sheets.

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	EQUITY – continued

(e)	Non-controlling interests

As of September 30, 2018, the Company’s non-controlling interests represented 19.13% equity interest of Hengmao.

On July 2, 2019, Dilang was established with a non-controlling interest holding 20% of its equity interest.

On September 10, 2019, Cenbird E-Motorcycle was acquired with a non-controlling interest holding 49% of its equity interest.

13.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its offices under non-cancelable operating lease agreements. Rent and related utilities expense under all operating leases, included in operating expenses in the consolidated statements of income and comprehensive income, amounted to $nil and $130,940 for the years ended September 30, 2018 and 2019, respectively.

The following table presents future minimum rental payments required under operating leases as of September 30, 2019:

Years ended September 30,	Amount
2020	$118,880
2021	100,458
2022	65,084
2023	59,382
2024	59,382
2025 and thereafter	49,485
$452,671

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	SEGMENT REPORTING

The Company has determined that it operates in three operating segments: (1) Battery cells and packs segment, (2) Rental segment and (3) E-bicycle sales segment. The battery cells and packs segment engages in selling battery packs and trading battery cells (Note 10).  The rental segment provides e-bicycle and battery rental services. The e-bicycle sales segment sells e-bicycles on various e-commerce platforms to individual customers.

The Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the years ended September, 2018 and 2019:

	Year ended September 30, 2018
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers	550,381	2,641,179	-	3,191,560	-	3,191,560
Depreciation and amortization	-	(598,498)	-	(598,498)	(547)	(599,045)
Segment income before tax	105,045	1,390,232	-	1,495,277	(371,600)	1,123,677
Segment gross profit margin	16%	54%	-	48%	-	48%

	Year ended September 30, 2019
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers	1,253,569	3,823,058	104,080	5,180,707	13,552	5,194,259
Depreciation and amortization	-	(940,434)	(424)	(940,858)	(3,178)	(944,036)
Segment income before tax	1,119,568	1,612,434	32,994	2,764,996	(111,499)	2,653,497
Segment gross profit margin	96%	52%	(2)%	61%	39%	61%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

14.	SEGMENT REPORTING – continued

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the years ended September 30, 2018 and 2019:

	For the years ended September 30,
	2018	2019
Net revenues
Total revenues from reportable segments	$3,191,560	$5,180,707
Other revenues	-	13,552
Consolidated net revenues	$3,191,560	$5,194,259

Income or loss
Total operating income for reportable segments	$1,475,016	$2,621,118
Other income for reportable segments	20,261	143,878
Total income for reportable segments	1,495,277	2,764,996

Unallocated amounts:
Other corporate expenses	(371,600)	(111,499)
Consolidated income from continuing operations before income taxes	$1,123,677	$2,653,497

15.	CONCENTRATIONS

Concentrations of Credit Risk

As of September 30, 2018 and 2019, cash, cash equivalents and restricted cash balances in the PRC are $27,375 and $3,633,645, respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2018 and 2019.

	As of September 30, 2018,		As of September 30, 2019,
Customer	Amount	% of Total	Amount	% of Total
A	$-	*	$44,961	39%
B	-	*	22,622	20%
C	-	-	15,396	13%
E	1,378,608	33%	-	-
F	921,146	22%	-	*
G	899,814	22%	-	-
Total	$3,199,568	77%	$82,979	72%

*	represented the percentage below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15.	CONCENTRATIONS – continued

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended September 30, 2018 and 2019.

	Year ended September 30, 2018,		Year ended September 30, 2019,
Customer	Amount	% of Total	Amount	% of Total
G	$785,192	25%	$1,158,818	22%
E	1,245,723	39%	867,411	17%
B	-	*	642,683	12%
K	-	*	578,489	11%
Total	$2,030,915	64%	$3,247,401	62%

*	represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the years ended September 30, 2018 and 2019.

	Year ended September 30, 2018,		Year ended September 30, 2019,
Supplier	Amount	% of Total	Amount	% of Total
A	$533,366	66%	$-	-
B	-	-	504,889	63%
C	-	-	110,940	14%
Total	$533,366	66%	$615,829	77%

*	represented the percentage below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, EZGO Technologies Ltd., has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

EZGO, its subsidiaries, its VIE and VIE’s subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of EZGO’s stand-alone financial statements, its investments in subsidiaries, VIE and VIE’s subsidiaries are reported using the equity method of accounting. EZGO’s share of income and losses from its subsidiaries, VIE and VIE’s subsidiaries is reported as earnings from subsidiaries, VIE and VIE’s subsidiaries in the accompanying condensed financial information of parent company.

EZGO is incorporated in the BVI. Under the current laws of the BVI, EZGO is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

EZGO did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2018 and 2019.

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2018	2019
ASSETS
Long term investment	3,652,813	8,226,779
Total assets	$3,652,813	$8,226,779

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	-	-

Shareholders’ equity
Ordinary shares (par value of $1.00 per share; 50,000 shares authorized as of September 30, 2018 and 2019; 50,000 shares issued and outstanding as of September 30, 2018 and 2019, respectively)	50,000	50,000
Subscription receivable	(50,000)	(50,000)
Receivables due from a shareholder	(3,602,677)	(4,835,920)
Additional paid-in capital	7,816,422	12,078,058
Statutory reserve	-	187,973
(Accumulated deficit) retained earnings	(96,825)	1,453,325
Accumulated other comprehensive loss	(464,107)	(656,657)
Total shareholders’ equity	3,652,813	8,226,779
Total liabilities and shareholders’ equity	$3,652,813	$8,226,779

EZGO TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – continued

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended September 30,
	2018	2019
Other income:
Equity in earnings of subsidiaries	$512,541	$1,738,123

Income before income tax expense	512,541	1,738,123
Income tax expense	-	-
Net income	512,541	1,738,123

Other comprehensive income:
Foreign currency translation gain, net of nil income taxes	187,105	192,550
Total comprehensive income	$325,436	$1,545,573

PARENT COMPANY STATEMENTS OF CASH FLOWS

For the years ended September 30,
	2018	2019
Cash flows from operating activities	$-	$-
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Effect of exchange rate changes	-	-
Net increase in cash, cash equivalents and restricted cash	-	-
Cash, cash equivalents and restricted cash, at beginning of year	-	-
Cash, cash equivalents and restricted cash, at end of year	$-	$-

17.	SUBSEQUENT EVENTS

In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and the Company’s financial condition, operating results and cash flow for 2020, including but not limited to material negative impact to the Company’s total revenues. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

The Company has performed an evaluation of subsequent events through April 16, 2020, which is the date of the issuance of financial statements and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.

EZGO TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	September 30, 2019	March 31, 2020
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,633,645	$444,582
Restricted cash	-	13,074
Accounts receivable	115,400	3,784,412
Inventories	2,810,518	2,703,702
Advances to suppliers, net	6,862,696	3,172,975
Amount due from related parties	1,753,090	233,236
Prepaid expenses and other current assets	1,406,417	1,888,018
Current assets of discontinued operation	112,921	107,534
Total current assets	16,694,687	12,347,533
Property and equipment, net	2,163,857	2,659,013
Amount due from related parties	282,769	282,454
Deferred tax assets	30,637	222,158
Total assets	$19,171,950	$15,511,158

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$20,486	$16,506
Accounts payable	39,765	254,313
Accrued expenses and other payables	1,117,166	2,037,337
Advances from customers	111,606	56,916
Income tax payable	559,188	558,564
Amount due to related parties	4,349,913	206,563
Current liabilities of discontinued operation	636,003	636,446
Total current liabilities	6,834,127	3,766,645
Long-term borrowings	6,838	-
Total liabilities	6,840,965	3,766,645

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value of $1.00 per share; 50,000 shares authorized as of September 30, 2019 and March 31, 2020, respectively; 50,000 shares issued and outstanding as of September 30, 2019 and March 31, 2020, respectively)	50,000 *	50,000
Subscription receivable	(50,000)	(50,000)
Receivables from a shareholder	(4,835,920)	(4,542,689)
Additional paid-in capital	12,078,058	12,078,058
Statutory reserve	187,973	187,973
Retained earnings	1,453,325	966,623
Accumulated other comprehensive loss	(656,657)	(889,605)
Total EZGO Technologies Ltd.’s shareholders’ equity	8,226,779	7,800,360
Non-controlling interests	4,104,206	3,944,153
Total Equity	12,330,985	11,744,513

Total liabilities and Equity	$19,171,950	$15,511,158

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on November 8, 2019

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	For the six months ended March 31,
	2019	2020
	(unaudited)	(unaudited)

Net revenues	$3,310,547	$5,511,298
Cost of revenues	(1,072,751)	(4,984,751)
Gross profit	2,237,796	526,547

Selling and marketing expenses	(17,073)	(246,833)
General and administrative expenses	(334,964)	(973,193)
Total operating expenses	(352,037)	(1,220,026)

Income (loss) from operations	1,885,759	(693,479)

Interest expense, net	(12,000)	(8,542)
Other income (expense), net	81,960	(83,251)
Total other income (expense), net	69,960	(91,793)

Income (loss) from continuing operations before income tax expense	1,955,719	(785,272)
Income tax (expense) benefit	(490,059)	193,443
Net income (loss) from continuing operations	1,465,660	(591,829)
Income from discontinued operation, net of tax	262,836	-
Net income (loss)	1,728,496	(591,829)

Net income (loss) from continuing operations	1,465,660	(591,829)
Less: Net income (loss) attributable to non-controlling interests from continuing operations	298,133	(105,127)
Net income (loss) attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	1,167,527	(486,702)

Income from discontinued operation, net of tax	262,836	-
Less: Net income attributable to non-controlling interests from discontinued operation	50,269	-
Net income attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	212,567	-
Net income (loss) attributable to EZGO Technologies Ltd.’s shareholders	$1,380,094	$(486,702)

Net income (loss) from continuing operations per ordinary share:
Basic and diluted *	$23.35	$(9.73)
Net income from discontinued operation per ordinary share:
Basic and diluted *	$4.25	$-
Net income (loss) per ordinary share:
Basic and diluted *	$27.60	$(9.73)
Weighted average shares outstanding
Basic and diluted *	50,000	50,000

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on November 8, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

	For the six months ended March 31,
	2019	2020
	(unaudited)	(unaudited)

Income (loss) from continuing operations before non-controlling interests	$1,465,660	$(591,829)
Income from discontinued operation, net of tax	262,836	-
Net income (loss)	1,728,496	(591,829)

Other comprehensive income (loss)
Foreign currency translation adjustment	147,267	(287,874)
Comprehensive income (loss)	1,875,763	(879,703)
Less: Comprehensive income (loss) attributable to non-controlling interests	375,155	(160,053)
Comprehensive income (loss) attributable to EZGO Technologies Ltd.’s shareholders	$1,500,608	$(719,650)

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars except for number of shares)

	Ordinary shares		Subscription	Receivables from a	Additional paid-in	(Accumulated deficit) retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares*	Amount	receivable	shareholder	capital	earnings	loss	equity	interests	Equity

Balance as of October 1, 2018	50,000	$50,000	$(50,000)	$(3,602,677)	$7,816,422	$(96,825)	$(464,107)	$3,652,813	$2,966,167	$6,618,980
Capital contribution	-	-	-	-	527,381	-	-	527,381	-	527,381
Net income	-	-	-	-	-	1,380,094	-	1,380,094	348,402	1,728,496
Receivable from a shareholder	-	-	-	(64,980)	-	-	-	(64,980)	-	(64,980)
Foreign currency translation adjustment	-	-	-	-	-	-	120,514	120,514	26,753	147,267
Balance as of March 31, 2019 (unaudited)	50,000	$50,000	$(50,000)	$(3,667,657)	$8,343,803	$1,283,269	$(343,593)	$5,615,822	$3,341,322	$8,957,144

	Ordinary shares			Subscription	Receivables from a	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Shares		Amount	receivable	shareholder	capital	reserve	earnings	loss	equity	interests	Equity

Balance as of October 1, 2019	50,000	*	$50,000	$(50,000)	$(4,835,920)	$12,078,058	$187,973	$1,453,325	$(656,657)	$8,226,779	$4,104,206	$12,330,985
Net loss	-		-	-	-	-	-	(486,702)	-	(486,702)	(105,127)	(591,829)
Receivable from a shareholder	-		-	-	293,231	-	-	-	-	293,231	-	293,231
Foreign currency translation adjustment	-		-	-	-	-	-	-	(232,948)	(232,948)	(54,926)	(287,874)
Balance as of March 31, 2020 (unaudited)	50,000		$50,000	$(50,000)	$(4,542,689)	$12,078,058	$187,973	$966,623	$(889,605)	$7,800,360	$3,944,153	$11,744,513

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on November 8, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the six months ended March 31,
	2019	2020
	(unaudited)	(unaudited)
Net cash (used in) provided by operating activities, continuing operations	(2,641,984)	2,608,366
Net cash provided by operating activities, discontinued operation	2,453,051	6,477
Total cash (used in) provided by operating activities	(188,933)	2,614,843

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(87,510)	(1,534,921)
Net cash used in investing activities, continuing operations	(87,510)	(1,534,921)
Net cash used in investing activities, discontinued operation	(149,251)	-
Total cash used in investing activities	(236,761)	(1,534,921)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	43,211	-
Repayments of short-term borrowings	-	(10,894)
Interest-free loan to a shareholder	(654,103)	(377,306)
Repayment of loan to a shareholder	-	(4,285,694)
Collection of loan from a shareholder	593,178	390,775
Contribution from non-controlling interests	527,068	-
Net cash provided by (used in) financing activities, continuing operations	509,354	(4,283,119)
Net cash flow from financing activities, discontinued operation	-	-
Total cash provided by (used in) financing activities	509,354	(4,283,119)

Effect of exchange rate changes	1,401	27,208

Net increase (decrease) in cash, cash equivalents and restricted cash	85,061	(3,175,989)
Cash, cash equivalents and restricted cash, at beginning of the period	27,375	3,633,645
Cash, cash equivalents and restricted cash, at end of the period	$112,436	$457,656

Reconciliation of cash, cash equivalents, and restricted cash to the condensed consolidated balance sheets
Cash and cash equivalents	$112,436	$444,582
Restricted cash	-	13,074
Total cash, cash equivalents, and restricted cash	$112,436	$457,656

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$4,769	$1,573

NON-CASH ACTIVITIES:
Settlement of other receivables with receivable from a shareholder	$60,027	$-

The accompanying notes are an integral part of these consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO” or the “Company”), formerly known as EZGO IOT Tech & Services Co., Ltd., is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. The Company commenced operations through its variable interest entity (“VIE”) and VIE’s subsidiaries in the People’s Republic of China (“PRC”). The Company is mainly engaged in sales of battery packs, battery cells as well as e-bicycles, battery cell trading, and also provides battery and e-bicycle rental services in PRC.

Reorganization

EZGO and its wholly-owned subsidiary Hong Kong JKC Group Co., Ltd (“JKC HK”) were established as the holding companies of Changzhou Jiekai New Energy Technology Co., Ltd. (Wholly Foreign-owned Enterprise “WFOE” or “Changzhou Jiekai”). The ultimate individual shareholders of and the ownership percentage in EZGO are the same with Jiangsu Baozhe Electric Technologies Co., Ltd. (VIE, or “Jiangsu Baozhe”) on November 8, 2019. On November 8, 2019, Changzhou Jiekai entered into a series of contractual arrangements with Jiangsu Baozhe and its equity holders, which allow EZGO to exercise effective control over Jiangsu Baozhe and receive substantially all the economic benefits of Jiangsu Baozhe.

EZGO and Jiangsu Baozhe are under common ownership before and after the reorganization, thus the consolidation of Jiangsu Baozhe and its subsidiaries is accounted for in the manner consistent with a reorganization of entities under common control at carrying value. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the unaudited consolidated financial statements. Total assets and liabilities presented on the Company’s unaudited Consolidated Balance Sheets and revenue, expense, net income presented on unaudited Consolidated Statements of Operations as well as the cash flows from operating, investing and financing activities presented on the unaudited Consolidated Statements of Cash Flows are substantially the financial position, result of operations and cash flows of the EZGO’s VIE and subsidiaries of VIE.

As of September 30, 2019 and March 31, 2020, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE. The amount of the net assets of the VIE was $12,330,985 and $11,744,513 as of September 30, 2019 and March 31, 2020, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of EZGO in normal course of business. EZGO has not provided any financial support to VIE for the six months ended March 31, 2019 and 2020.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The unaudited condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at September 30, 2018 and 2019.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended September 30, 2018 and 2019. The results of operations for the six months ended March 31, 2019 and 2020 are not necessarily indicative of the results for the full years.

(b)	Restricted Cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice. As of September 30, 2019 and March 31, 2020, the Company had restricted bank deposits of $nil and $13,074, respectively. The balance as of March 31, 2020 represented the restricted bank deposits in the bank account, which cannot be withdrawn or used without the bank’s approval.

(c)	Accounts receivable

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. The Company determined no allowances were required for doubtful accounts against its accounts receivable as of September 30, 2019 and March 31, 2020, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(d)	Revenue Recognition

The Company early adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, starting October 1, 2017 using the modified retrospective method for contracts that were not completed as of September 30, 2017. The adoption of ASC Topic 606 did not have a material impact on the Company’s consolidated financial statements. The Company applied ASC Topic 840, Leases, for the revenue from rental service.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly generates revenue from sales of self-manufactured battery cell, battery pack and e-bicycles, battery cell trading, rentals of lithium batteries and e-bicycles, and others. Revenue recognition policies are discussed as follows:

Revenue from sales of self-manufactured battery cell, battery pack and e-bicycles

The Company sells products to different customers, primarily including sale of self-manufactured battery cells, battery packs and sale of e-bicycles. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised products to customers and upon acceptance by customers.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue from battery cell trading

Revenue from battery cell trading is recognized on a net basis as the Company arranges the provision of products through third parties and does not control the specified products provided by the third parties before the products are transferred to the customers, and therefore, the Company acts as an agent. The revenue is recognized at a point in time when the Company satisfies performance obligations by arranging the transfer of a promised product to a customer and measured at fixed consideration which is determined as the difference between the sales price that the Company expects to receive in exchange for arranging promised products to the customer and the settlement price with the third-party suppliers. The revenue from battery cell trading was nil for the six months ended March 31, 2020.

Revenue from rentals of lithium batteries and e-bicycles

The Company provides lithium battery and e-bicycles rental services via sublease agents and its own app named Yidianxing. The Company, as the lessor, recognizes revenue under ASC Topic 840.

For providing lithium batteries and e-bicycles rental services via sublease agents, the Company satisfies performance obligations over the rental period, which is usually one month, and recognizes revenue monthly.

For providing lithium battery rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for a pre-determined maximum number of uses of the lithium battery during certain rental period, usually less than a month. The rental service revenue is recognized for each use of lithium battery when the battery is returned to the Company. The unused package fees paid are recognized as revenue at the expiry of the rental period.

For providing e-bicycles rental service via Yidianxing App, the Company derives rental service revenue from package fees paid by customers in exchange for unlimited number of uses of the e-bicycles during certain rental period, usually less than three months. The rental service revenue is recognized on a straight-line basis over the rental period.

Contract liabilities primarily consist of advances from customers which comprises unamortized lithium battery and e-bicycles rental service. As of September 30, 2019 and March 31, 2020, the Company recognized advances from customers amounted to $111,606 and $56,916, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The revenue from sales of self-manufactured battery cells are revenue from the Company’s discontinued operation, and are represented separately in the unaudited condensed consolidated statements of operations for the six months ended March 31, 2019 and 2020. The following table identifies the disaggregation of our revenue from continuing operations for the six months ended March 31, 2019 and 2020:

	For the six months ended March 31,
	2019	2020
	(unaudited)	(unaudited)
Revenues from continuing operations:
Sales of battery packs and e-bicycles	$42,463	$4,462,183
Battery cell trading	1,023,584	-
Others	-	350
Revenue accounted for under ASC Topic 606	1,066,047	4,462,533
Rental of lithium battery and e-bicycles	2,244,500	1,048,765
Revenue accounted for under ASC Topic 840	2,244,500	1,048,765
Net revenues	$3,310,547	$5,511,298

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2019 and March 31, 2020.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

(e)	Recent Accounting Standards

Except for the ASUs issued but not yet adopted as disclosed in Note 2 to the financial statements for the fiscal years ended September 30, 2018 and 2019, there is no ASU issued by the Financial Accounting Standards Board (“FASB”) that is expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3.	INVENTORIES

As of September 30, 2019 and March 31, 2020, inventories consisted of the following:

	September 30, 2019	March 31, 2020
		(unaudited)
Raw materials	$2,415,320	$65,472
Finished goods	394,200	2,631,730
Others	998	6,500
Inventories	$2,810,518	$2,703,702

Raw materials mainly include battery cells purchased by the Company for battery packs assembling and finished goods include battery packs, e-bicycles and charging cabinets.

4.	ADVANCES TO SUPPLIERS, NET

As of September 30, 2019 and March 31, 2020, advances to suppliers consisted of the following:

	September 30, 2019	March 31, 2020
		(unaudited)
Prepayment for purchase of battery cells for trading business	$3,081,910	$80,885
Prepayment for purchase of e-bicycles materials	3,322,652	1,375,893
Prepayment for purchase of battery packs	-	1,662,662
Prepayment for service fees related to e-bicycles manufacturing licenses	529,309	-
Prepayment for e-bicycles rental maintenance	-	41,971
Others	9,800	92,449
Less: allowance for doubtful accounts	(80,975)	(80,885)
Advances to suppliers, net	$6,862,696	$3,172,975

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2019 and March 31, 2020, prepaid expenses and other current assets consisted of the following:

	September 30, 2019	March 31, 2020
		(unaudited)
Receivable from disposal of a production line(1)	$1,056,400	$21,184
Receivable from disposal of wasted material and battery cells(2)	-	832,673
Receivable from disposal of e-bicycles used for rental business(3)	-	499,944
Deferred offering cost	-	362,102
Loans to third parties	198,333	-
Prepaid rental fee	65,439	31,410
Others	86,245	140,705
Prepaid expenses and other current assets	$1,406,417	$1,888,018

(1)	The balance as of September 30, 2019 represented the receivable from the disposal of a production line, which mainly consisted of the consideration receivable of $738,284 and the technical consulting fee receivable of $318,116. The Company collected $1,020,837 and wrote off $14,379 during the six months ended March 31, 2020. The remaining $21,184 balance as of March 31, 2020 has all been subsequently collected.

(2)	The balance represented the receivable for disposal of wasted material and defected battery cells, which was not the Company’s main business and only occurred for the six months ended March 31, 2020. $776,748 has been subsequently collected.

(3)	The balance represented the receivable for disposal of e-bicycles used for rental business, all of the balance as of March 31, 2020 has been subsequently collected.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6.	PROPERTY AND EQUIPMENT, NET

As of September 30, 2019 and March 31, 2020, property and equipment, net consisted of the following:

	September 30, 2019	March 31, 2020
		(unaudited)
Equipment for rental business	$3,171,240	$2,286,648
Production lines for e-bicycles	203,646	935,014
Vehicles	27,955	27,924
Furniture, fixtures and office equipment	22,885	22,859
Construction in progress	-	641,752
	3,425,726	3,914,197
Less: accumulated depreciation	(1,261,869)	(1,255,184)
Property and equipment, net	$2,163,857	$2,659,013

Construction in progress mainly includes the purchased charging piles not yet installed. For the six months ended March 31, 2019 and 2020, depreciation expense amounted to $527,455 and $527,007, respectively.

7.	ACCRUED EXPENSES AND OTHER PAYABLES

As of September 30, 2019 and March 31, 2020, accrued expenses and other payables consisted of the following:

	September 30, 2019	March 31, 2020
		(unaudited)
Other taxes payable(1)	$929,417	$1,747,990
Payroll payable	164,091	272,355
Others	23,658	16,992
Accrued expenses and other payables	$1,117,166	$2,037,337

(1)	The balance of other taxes payable as of September 30, 2019 and March 31, 2020 mainly represented the value-added tax (“VAT”) payable.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the six months ended March 31, 2019 and 2020:

	Name	Relationship
(a)	Henglong Chen	A significant shareholder of the Company
(b)	Huiyan Xie	General manager and non-controlling shareholder of Tianjin Dilang Technologies Co., Ltd (“Dilang”) who holds 20% equity of Dilang
(c)	Huajian Xu	A senior manager and significant shareholder of the Company
(d)	Shuang Wu	Chief Operating Officer
(e)	Yan Fang	Non-controlling shareholder of Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”) who holds 49% equity of Cenbird E-Motorcycle
(f)	Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(g)	Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-Motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(h)	Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, services as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(i)	Shenzhen Star Asset Management Co., Ltd.	General Partner of two significant shareholders of the Company, Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership
(j)	Jiangsu Yimao Pure Electric Bus Co., Ltd.	Hengwei Chen, a significant shareholder of the Company until September 2019, serves as director of Jiangsu Yimao Pure Electric Bus Co., Ltd.
(k)	Beijing Weiqi Technology Co., Ltd.	Xie Huiyan, non-controlling shareholder of Dilang who holds 20% equity of Dilang, serves as director of Beijing Weiqi Technology Co., Ltd.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Amounts due from Related Parties

As of September 30, 2019 and March 31, 2020, amounts due from related parties, consisted of the following:

	September 30, 2019	March 31, 2020
		(unaudited)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (g)(1)	$1,128,702	$169,608
Jiangsu Xinzhongtian Suye Co., Ltd. (h)(2)	566,953	-
Huiyan Xie (b)(3)	32,885	-
Huajian Xu (c)(3)	14,138	-
Shuang Wu (d)(3)	10,412	23,993
Jianhui Ye (f) (3)	-	13,697
Beijing Weiqi Technology Co., Ltd. (k)	-	25,938
Amounts due from related parties - current	$1,753,090	$233,236

Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.(4)	$282,769	$282,454
Amounts due from related parties - non-current	$282,769	$282,454

(1)	The balance consisted of the prepayments for applying China Compulsory Certification (“3C”) for e-bicycles and the prepayments for applying quality certificate for e-bicycles as of September 30, 2019. Due to the extended period of time needed for applying 3C, management applied the prepayments towards purchase of e-bicycles. The balance as of March 31, 2020 represented the prepayments for purchasing of e-bicycles.

(2)	The balance mainly represented the prepayments for purchasing 50,000 units of e-bicycles gears, and all of the balance as of September 30, 2019 has been subsequently settled with the inventories received.

(3)	The balances mainly represented the advances made to the managements for the Company’s daily operational purposes.

(4)	The balance mainly represented the deposit for conducting original design manufacture (“ODM”) of e-bicycles and the deposit will be returned in one year after the termination of the contract with Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd or after the Company stops selling produced e-bicycles.

8.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Amounts due to Related Parties

As of September 30, 2019 and March 31, 2020, amounts due to related parties consisted of the following:

	September 30, 2019	March 31, 2020
		(unaudited)
Jianhui Ye (f)(1)	$4,248,611	$-
Huajian Xu (c) (2)	-	185,230
Jiangsu Xinzhongtian Suye Co., Ltd. (h) (3)	-	17,287
Huiyan Xie (b)	-	3,128
Shenzhen Star Asset Management Co., Ltd. (i)(3)	101,302	918
Amounts due to related parties	$4,349,913	$206,563

(1)	The balance represented the loan provided by Jianhui Ye to the Company due to its temporary operation fund requirement. This loan was interest free and due on demand. As of March 31, 2020, the Company has fully repaid the loan.

(2)	The balance as of March 31, 2020 mainly represented the payment on behalf of the Company for offering cost.

(3)	The balance as of March 31, 2020 mainly represented the payable for purchasing e-bicycles.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

8.	RELATED PARTY TRANSACTIONS AND BALANCES – continued

Related party transactions

During the six months ended March 31, 2019 and 2020, the Company had the following material related party transactions:

		For the six months ended March 31,
Related Parties	Nature	2019	2020
		(unaudited)	(unaudited)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Purchase of e-bicycles from a related party	$-	$(1,270,786)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd	Prepayment for purchasing e-bicycles	-	303,511
Jiangsu Xinzhongtian Suye Co., Ltd	Prepayment for purchasing e-bicycles	-	64,178
Jiangsu Xinzhongtian Suye Co., Ltd	Purchase of e-bicycles from a related party	-	(650,970)
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Prepayment for purchasing battery cells	8,931,799	-
Jiangsu Yimao Pure Electric Bus Co., Ltd.	Purchase of battery cells for battery cell trading business	(4,274,865)	-
Henglong Chen	Interest-free loan to a related party*	654,103	377,306
Henglong Chen	Collection of loan from a related party*	(593,178)	(390,775)
Henglong Chen	Transfer of third-party loans to a related party*	60,027	-
Shenzhen Star Asset Management Co., Ltd.,	Payments for rental and purchasing e-bicycles	87,845	122,652
Shenzhen Star Asset Management Co., Ltd.,	Rental fee for e-bicycles	(87,845)	-
Shenzhen Star Asset Management Co., Ltd.,	Interest-free loan from a related party	-	(21,393)
Jianhui Ye	Repayment of loan to a related party	-	4,285,694
Huajian Xu	Expense paid on behalf of the Company	-	(203,900)

*	The receivable from Henglong Chen, a significant shareholder and former Chairman of the Board of the Company, is interest free loan and is due on demand. According to ASC 505, the terms of the transaction (e.g., interest rates, payment terms and maturities, evidence of ability and intent of repayment, nature and sufficiency of collateral) is not comparable to terms that would be expected to be available from external sources. Thus, the Company recorded the balance as a deduction to equity on the consolidated balance sheets. The loan made to Henglong Chen which was for his personal purpose which violated Sarbanes-Oxley Act section 402 due to the lack of internal control in term of related party borrowings, however, the balance as of March 31, 2020 is expected to be collected within half year after the successful of initial public offerings, with the fund from sales of Henglong Chen’s own real estate property in PRC and financial assets he invested in other institutions.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9.	INCOME TAXES

BVI

Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended March 31, 2019 and 2020. Therefore, no Hong Kong profit tax has been provided for the six months ended March 31, 2019 and 2020.

PRC

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision from continuing operations are:

	For the six months ended March 31,
	2019	2020
	(unaudited)	(unaudited)
Current	$360,724	$-
Deferred	129,335	(193,443)
Total income tax provision	$490,059	$(193,443)

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

9.	INCOME TAXES – continued

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the six months ended March 31,
	2019	2020
	(unaudited)	(unaudited)
Net income (loss) before provision for income taxes	$1,955,719	$(785,272)
PRC statutory tax rate	25%	25%
Income tax expense (benefit) at statutory tax rate	488,930	(196,318)

Expenses not deductible for tax purpose	1,129	2,875
Income tax expense (benefit)	$490,059	$(193,443)
Effective tax rates	25%	25%

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the six months ended March 31, 2019 and 2020. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2015 to 2020 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions.

10.	EQUITY

Changzhou JieKai, Jiangsu Baozhe, Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”), Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhixing”), Cenbird E-Motorcycle, and Dilang operate in the PRC, therefore, they are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations.

Changzhou JieKai, Jiangsu Baozhe, Yizhiying, Cenbird E-Motorcycle and Dilang had sustained losses since their establishments, therefore no appropriation to statutory reserves was required as they incurred recurring net losses. As of September 30, 2019 and March 31, 2020, statutory reserve provided by Hengmao is $187,973.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

10.	EQUITY – continued

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid in capital and statutory reserve of Company’s PRC subsidiaries and VIE and VIE’s subsidiaries, both were $12,266,031 as of September 30, 2019 and March 31, 2020.

11.	SEGMENT REPORTING

The Company has determined that it operates in three operating segments: (1) Battery cells and packs segment, (2) Rental segment and (3) E-bicycle sales segment. The battery cells and packs segment engage in selling battery packs and trading battery cells. The rental segment provides e-bicycle and battery rental services. The e-bicycle sales segment sells e-bicycles on various e-commerce platforms to individual customers.

The Company’s chief operating decision maker (“CODM”), chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s revenue and income (loss), which is considered as a segment operating performance measure, for the six months ended March 31, 2019 and 2020:

	Six months ended March 31, 2019 (unaudited)
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers	$1,066,047	$2,244,500	$-	$3,310,547	$-	$3,310,547
Depreciation and amortization	$-	$(527,455)	$-	$(527,455)	$-	$(527,455)
Segment income before tax	$957,612	$928,146	$-	$1,885,758	$69,961	$1,955,719
Segment gross profit margin	97%	54%	-	68%	-	68%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11.	SEGMENT REPORTING – continued

	Six months ended March 31, 2020 (unaudited)
	Battery cells and packs segment	Rental segment	E-bicycle sales segment	Total segments	Unallocated	Consolidated
Revenues from external customers	$1,090,542	$1,048,765	$3,371,641	$5,510,948	$350	$5,511,298
Depreciation and amortization	$-	$(501,632)	$(24,828)	$(526,460)	$(547)	$(527,007)
Segment income (loss) before tax	$59,178	$160,103	$(908,553)	$(689,272)	$(96,000)	$(785,272)
Segment gross profit margin	11%	28%	3%	10%	34%	10%

12.	CONCENTRATIONS

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2019 and March 31, 2020.

	September 30, 2019,		March 31, 2020,
			(unaudited)
Customer	Amount	% of Total	Amount	% of Total
A	$44,961	39%	$ *	*
B	22,622	20%	*	*
C	15,396	13%	*	*
D	-	-	1,192,937	32%
E	-	-	418,155	11%
Total	$82,979	72%	$1,611,092	43%

*	represented the percentage below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12.	CONCENTRATIONS – continued

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended March 31, 2019 and 2020.

	Six months ended March 31, 2019,		Six months ended March 31, 2020,
	(unaudited)		(unaudited)
Customer	Amount	% of Total	Amount	% of Total
D	$-	-	$1,317,645	24%
F	872,429	26%	-	-
E	631,068	19%	*	*
G	581,835	18%	-	-
B	522,019	16%	*	*
H	444,146	13%	-	-
Total	$3,051,497	92%	$1,317,645	24%

*	represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the six months ended March 31, 2019 and 2020.

	Six months ended March 31, 2019,		Six months ended March 31, 2020,
	(unaudited)		(unaudited)
Supplier	Amount	% of Total	Amount	% of Total
A	$-	-	$3,016,259	35%
B	-	-	2,126,498	25%
Total	$-	-	$5,142,757	60%

13.	SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August 20, 2020, which is the date of the issuance of financial statements, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In January 2019, we issued 50,000 ordinary shares to JKC Investment Holding Co. Ltd., for total consideration of $50,000 or $1 per share. The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act.

The foregoing issuances were exempt from registration under the Securities Act since they were transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares. Other than disclosed herein, we did not issue any securities in the past three years.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Changzhou, Jiangsu, China, on                       , 2020.

EZGO Technologies Ltd.

By:
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jianhui Ye his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jianhui Ye	Chairman and Chief Executive Officer	, 2020
(Principal Executive Officer)

Ningfang Liang	Chief Financial Officer	, 2020
(Principal Financial and Accounting Officer)

Di Wu	Director	, 2020

	Director	, 2020

	Director	, 2020

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Puglisi& Associates has signed this registration statement or amendment thereto in Newark, Delaware on                       , 2020.

[___________]

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description of document

1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant
3.2*	Amended and Restated Memorandum of Association of the Registrant
5.1*	Opinion of Maples Group regarding the validity of ordinary shares being registered.
8.1*	Opinion of Maples Group regarding certain British Virgin Islands tax matters
8.2*	Opinion of DeHeng Law Offices regarding certain PRC tax matters
8.1*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
10.1*	Exclusive Management Consulting and Technical Service Agreement, dated November 8, 2019, by and between Changzhou Jiekai New Energy Technology Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.
10.2*	Exclusive Call Option Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd., the shareholders of Jiangsu Baozhe Electric Technologies Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.
10.3*	Equity Pledge Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd., the shareholders of Jiangsu Baozhe Electric Technologies Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.
10.4*	Proxy Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd., the shareholders of Jiangsu Baozhe Electric Technologies Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.
10.5*	Loan Agreement, dated November 8, 2019, by and among Changzhou Jiekai New Energy Technology Co., Ltd. and Jiangsu Baozhe Electric Technologies Co., Ltd.
10.6*	Form of Spousal Consent Letter.
10.7*	English Translation of Agency Agreement, dated December 25, 2019, by and between Tianjin Dilang Technologies Co., Ltd. and Beijing 70 Generation Co., Ltd.
10.8*	English Translation of Share Transfer Agreement, dated September 2019, by and among Jiangsu Baozhe Electric Technologies Co., Ltd., Yuxing Liu, Yan Fang, and Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
10.9*	English Translation of E-bicycle Agency Agreement, dated December 26, 2018, by and among Guoqing Zhu and Changzhou Hengmao Power Battery Technology Co., Ltd.
10.10*	English Translation of Cooperation Agreement, dated [ ], by and among Xiaoying Zheng and Changzhou Hengmao Power Battery Technology Co., Ltd.
10.11*	Form of Lock-up Agreement
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Marcum Bernstein & Pinchuk LLP
23.2*	Consent of Maples Group (included in Exhibits 5.1 and 8.1)
23.3*	Consent of DeHeng Law Offices (included in Exhibit 8.2 and 99.1)
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.3)
24.1*	Power of Attorney (included in signature page hereto)
99.1*	Opinion of DeHeng Law Offices regarding PRC legal matters.
99.2*	Consent of Robert Johnson
99.3*	Consent of Junying Sun
99.4*	Consent of Guanneng Lai

*	To be filed by amendment

II-4